SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

1.01 - IDENTIFICATION

1 - CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. - PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01
4 - NIRE 33300032061

01.02 - HEAD OFFICE

1 - ADDRESS AV. REPÚBLICA DO CHILE, 65 – 24th floor			2 - QUARTER OR DISTRICT CENTRO
3 - CEP (ZIP CODE) 20031-912	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 021	7 - PHONE 3224-2040	8 - PHONE 3224-2041	9 - PHONE -	10 - TELEX
11 - AREA CODE 021	12 - FAX 3224-9999	13 - FAX 3224-6055	14 - FAX 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 - NAME ALMIR GUILHERME BARBASSA
2 – ADDRESS AV. REPÚBLICA DO CHILE, 65 – 23rd floor			3 - QUARTER OR DISTRICT CENTRO
4 - CEP (ZIP CODE) 20031-912	5 - CITY RIO DE JANEIRO			6 - STATE RJ
7 - AREA CODE 021	8 - PHONE NUMBER 3224-2040	9 - PHONE NO. 3224-2041	10 – PHONE NO. -	11 - TELEX
12 - AREA CODE 021	13 - FAX No. 3224-9999	14 - FAX No. 3224-6055	15 - FAX No. 3224-7784
16 - E-MAIL barbassa@petrobras.com.br

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 – ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2007	12/31/2007	3	07/01/2007	09/30/2007	2	04/01/2007	06/30/2007
9- NAME OF INDEPENDENT ACCOUNTING FIRM
KPMG AUDITORES INDEPENDENTES						10- CVM CODE 00418-9
11- NAME OF THE ENGAGEMENT PARTNER MANUEL FERNANDES RODRIGUES DE SOUSA						12- CPF (Taxpayers registration) 783.840.017-15

Pag: 1

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 09/30/2007	2 - PREVIOUS QUARTER 06/30/2007	3 - SAME QUARTER IN THE YEAR 09/30/2006
Capital Paid-in
1 – Common	2.536.674	2.536.674	2.536.674
2 – Preferred	1.850.364	1.850.364	1.850.364
3 – Total	4.387.038	4.387.038	4.387.038
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, Industrial and Other
2 – SITUATION
Operational
3 - TYPE OF SHARE CONTROL
State Holding Company
4 - ACTIVITY CODE
1010 - Oil and Gas
5 - MAIN ACTIVITY
PROSPECTING OIL/GAS, REFINING AND ENERGY ACTIVITIES
6 - TYPE OF CONSOLIDATION
Total
7 - TYPE OF SPECIAL REVIEW REPORT
Unqualified

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ (TAXPAYERS RECORD NUMBER)	3 – NAME

01.08 - DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - TYPE	5 - PET BEGINS ON	6 - TYPE OF SHARE	7 - DIVIDENDS PER SHARE
01	RCA	07/25/2007	Interest on Capital Payable	01/31/2008	Common	0,5000000000
02	RCA	07/25/2007	Interest on Capital Payable	01/31/2008	Preferred	0,5000000000
03	RCA	09/21/2007	Interest on Capital Payable	03/31/2008	Common	0,5000000000
04	RCA	09/21/2007	Interest on Capital Payable	03/31/2008	Preferred	0,5000000000

Pag: 2

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL (R$ Thousand)	4 - AMOUNT OF CHANGE (R$ Thousand)	5 – REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 - SHARE ISSUE PRICE (R$)
01	04/02/2007	52.644.460	4.380.477	Revenue Reserves	0	0,0000000000

1.10 - INVESTOR RELATIONS DIRECTOR

1 – DATE 11/08/2007	2 – SIGNATURE

Pag: 3

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

02.01 – UNCONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 – Code	2 – DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
1	Total Assets	197.239.435	191.071.108
1.01	Current Assets	38.066.106	40.635.708
1.01.01	Cash and Cash Equivalents	7.190.358	11.386.548
1.01.01.01	Cash and Banks	769.541	2.998.878
1.01.01.02	Short Term Investments	6.420.817	8.387.670
1.01.02	Accounts Receivable, net	9.994.459	8.869.965
1.01.02.01	Customers	9.994.459	8.869.965
1.01.02.01.01	Customers	3.129.037	3.242.056
1.01.02.01.02	Subsidiary and Affiliated Companies	6.051.169	4.811.354
1.01.02.01.03	Other Accounts Receivable	1.029.221	1.009.886
1.01.02.01.04	Allowance for Doubtful Accounts	(214.968)	(193.331)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	13.906.544	13.274.243
1.01.04	Other	6.974.745	7.104.952
1.01.04.01	Dividends Receivable	97.237	119.356
1.01.04.02	Recoverable Taxes	5.134.089	5.617.388
1.01.04.03	Prepaid Expenses	980.722	903.163
1.01.04.04	Marketable Securities	184.510	0
1.01.04.05	Other Current Assets	578.187	465.045
1.02	Non-current Assets	159.173.329	150.435.400
1.02.01	Long-Term Assets	62.002.868	57.741.129
1.02.01.01	Credits	4.369.429	1.481.039
1.02.01.01.01	Petroleum and Alcohol Accounts	796.190	793.102
1.02.01.01.02	Marketable Securities	2.927.693	8.187
1.02.01.01.03	Investments in Privatization Process	1.366	1.366
1.02.01.01.04	Other Accounts Receivable	644.180	678.384
1.02.01.02	Accounts Receivable, net	46.191.996	45.298.643
1.02.01.02.01	With Affiliates	1.488	1.488
1.02.01.02.02	With Subsidiaries	46.190.508	45.297.155
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	11.441.443	10.961.447
1.02.01.03.01	Projects Financings	1.349.623	1.255.522
1.02.01.03.02	Deferred Income Tax and Social Contribution	1.708.568	1.564.200
1.02.01.03.03	Deferred Value-Added Tax (ICMS)	807.006	760.410
1.02.01.03.04	Deferred PASEP/COFINS	2.603.678	2.353.111
1.02.01.03.05	Compulsory Loans – Eletrobrás	0	0
1.02.01.03.06	Judicial Deposits	1.468.167	1.385.174
1.02.01.03.07	Advance for Migration - Pension Plan	1.300.686	1.269.048
1.02.01.03.08	Advances to Suppliers	425.418	463.451
1.02.01.03.09	Prepaid Expenses	891.900	959.077
1.02.01.03.10	Inventories	374.509	437.781
1.02.01.03.11	Advance for Acquisition of Investments	313.342	313.342
1.02.01.03.12	Other Non-Current Assets	198.546	200.331
1.02.02	Fixed Assets	97.170.461	92.694.271
1.02.02.01	Investments	23.865.896	24.014.704
1.02.02.02.01	In Affiliates	568.526	561.004
1.02.02.01.02	Goodwill in Affiliates	0	0
1.02.02.01.03	In Subsidiaries	23.109.093	23.267.452
1.02.02.01.04	Goodwill in Subsidiaries	(161.912)	(164.276)
1.02.02.01.05	Other Investments	350.189	350.524
1.02.02.02	Property, Plant and Equipment	69.811.210	65.215.153
1.02.02.03	Intangible	2.826.616	2.843.401
1.02.02.04	Deferred Charges	666.739	621.013

Pag: 4

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
2	Liabilities and Stockholders' Equity	197.239.435	191.071.108
2.01	Current Liabilities	52.952.659	51.800.229
2.01.01	Loans and Financings	1.063.146	1.282.360
2.01.01.01	Financings	991.144	1.020.704
2.01.01.02	Interest on Financings	72.002	261.656
2.01.02	Debentures	0	0
2.01.03	Suppliers	5.872.353	5.269.116
2.01.04	Taxes, Contribution and Participation	7.486.173	7.917.525
2.01.05	Dividends payable	4.387.038	2.193.519
2.01.05.01	Dividends and Interest on Stockholders’ Capital Payable	4.387.038	2.193.519
2.01.06	Accruals	2.076.958	1.804.074
2.01.06.01	Payroll and Related Charges	1.597.177	1.339.176
2.01.06.02	Provision for Contingencies	54.000	54.000
2.01.06.03	Pension plan	425.781	410.898
2.01.07	Debts with Subsidiaries and Affiliated Companies	28.106.392	29.079.064
2.01.07.01	Suppliers	28.106.392	29.079.064
2.01.08	Other	3.960.599	4.254.571
2.01.08.01	Advances from Customers	219.805	253.696
2.01.08.02	Projects Financings	1.579.696	1.510.120
2.01.08.03	Other	2.161.098	2.490.755
2.02	Non-Current Liabilities	31.389.815	29.980.673
2.02.01	Non-Current Liabilities	31.389.815	29.980.673
2.02.01.01	Loans and Financings	4.394.791	4.563.129
2.02.01.01.01	Financings	4.394.791	4.563.129
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	21.153.490	19.695.070
2.02.01.03.01	Healthcare Benefits Plan	8.685.813	8.386.146
2.02.01.03.02	Provision for Contingencies	184.008	183.767
2.02.01.03.03	Pension Plan	3.891.219	3.110.774
2.02.01.03.04	Deferred Income Tax and Social Contribution	8.392.450	8.014.383
2.02.01.03.05	Other Deferred Taxes	0	0
2.02.01.04	Subsidiaries and Affiliated Companies	2.083.396	1.984.652
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	3.758.138	3.737.822
2.02.01.06.01	Provision for Dismantling of Areas	3.253.576	3.211.029
2.02.01.06.02	Others Accounts and Expenses Payable	504.562	526.793
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	112.896.961	109.290.206
2.04.01	Capital	52.644.460	52.644.460
2.04.01.01	Subscribed and Paid-In Capital	52.644.460	52.644.460
2.04.01.02	Monetary Restatement of Capital	0	0
2.04.02	Capital Reserves	1.413.833	1.285.788
2.04.02.01	AFRMM and Other	168.626	158.298
2.04.02.02	Fiscal Incentive – Income Tax	1.245.207	1.127.490
2.04.03	Revaluation Reserve	60.944	62.787
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries and Affiliated Companies	60.944	62.787
2.04.04	Revenue Reserves	46.304.867	46.303.022
2.04.04.01	Legal	6.511.073	6.511.073
2.04.04.02	Statutory	241.322	241.322

Pag: 5

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 09/30/2007	4 – 06/30/2007
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Earnings	0	0
2.04.04.05	Retention of Earnings	39.546.993	39.546.993
2.04.04.06	Undistributed Dividends	0	0
2.04.04.07	Others Revenue Reserves	5.479	3.634
2.04.05	Retained Earnings / (Accumulated losses)	12.472.857	8.994.149
2.04.06	Advance for Future Capital Increase	0	0

Pag: 6

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

03.01 – UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3- 07/01/2007 a 09/30/2007	4- 01/01/2007 a 09/30/2007	5- 07/01/2006 to 09/30/2006	6- 01/01/2006 to 09/30/2006
3.01	Gross Operating Revenues	44.202.319	123.880.229	43.724.993	120.516.772
3.02	Sales Deductions	(11.043.451)	(32.027.795)	(11.150.588)	(31.390.136)
3.03	Net Operating Revenues	33.158.868	91.852.434	32.574.405	89.126.636
3.04	Cost of Products and Services Sold	(18.271.459)	(49.733.088)	(18.969.237)	(47.641.771)
3.05	Gross profit	14.887.409	42.119.346	13.605.168	41.484.865
3.06	Operating Expenses	(7.087.152)	(18.053.808)	(4.845.539)	(11.791.402)
3.06.01	Selling	(1.483.144)	(3.976.752)	(1.318.601)	(3.657.463)
3.06.02	General and Administrative	(1.113.191)	(3.177.463)	(921.847)	(2.579.096)
3.06.02.01	Management and Board of Directors Remuneration	(958)	(2.982)	(953)	(2.858)
3.06.02.02	Administrative	(1.112.233)	(3.174.481)	(920.894)	(2.576.238)
3.06.03	Financial	440.404	1.134.363	319.010	408.565
3.06.03.01	Income	1.202.196	3.219.509	990.078	2.068.062
3.06.03.02	Expenses	(761.792)	(2.085.146)	(671.068)	(1.659.497)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(4.678.010)	(12.340.060)	(2.447.044)	(6.542.352)
3.06.05.01	Taxes	(194.192)	(534.453)	(146.993)	(480.642)
3.06.05.02	Cost of Research and Technological Development	(406.897)	(1.211.620)	(370.292)	(1.102.622)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for the Extraction of Crude Oil and Gas	(374.740)	(826.077)	(320.431)	(707.045)
3.06.05.05	Healthcare and Pension Plan	(1.087.128)	(1.935.103)	(455.848)	(1.367.544)
3.06.05.06	Monetary and Foreign Exchange Variations, Net	(1.392.896)	(3.582.556)	(22.009)	(524.885)
3.06.05.07	Other Operating Expenses, Net	(1.222.157)	(4.250.251)	(1.131.471)	(2.359.614)
3.06.06	Equity Pick-up	(253.211)	306.104	(477.057)	578.944
3.07	Operating Income	7.800.257	24.065.538	8.759.629	29.693.463
3.08	Non-operating Income	(14.887)	(49.354)	(30.554)	(84.057)

Pag: 7

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

03.01 – UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3- 07/01/2007 a 09/30/2007	4- 01/01/2007 a 09/30/2007	5- 07/01/2007 to 09/30/2006	6- 01/01/2006 to 09/30/2006
3.08.01	Revenues	21.227	37.494	2.725	76.610
3.08.02	Expenses	(36.114)	(86.848)	(33.279)	(160.667)
3.09	Income before Taxes/Profit Sharing and Minority Interests	7.785.370	24.016.184	8.729.075	29.609.406
3.10	Income Tax and Social Contribution	(1.162.821)	(6.711.834)	(2.988.030)	(9.174.658)
3.11	Deferred Income Tax	(950.322)	(444.455)	1.071.132	391.170
3.12	Statutory Participations / Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Stockholders’ Capital	0	0	0	0
3.15	Net Income for the period	5.672.227	16.859.895	6.812.177	20.825.918
	Number of Shares. Ex-Treasury (Thousands)	4.387.038	4.387.038	4.387.038	4.387.038
	Net Income per Share	1,29295	3,84312	1,55280	4,74715
	Loss per Share

Pag: 8

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

04.01 – NOTES TO QUARTERLY INFORMATION

1. PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

Significant accounting policies

The quarterly information has been produced in accordance with the accounting practices adopted in Brazil, in conformity with Brazilian Corporation Law and the standards and procedures laid down by the Brazilian Securities and Exchange Commission - CVM.

No changes were made to the main accounting guidelines followed by the Company in relation to those stated in the 2006 annual report.

Certain balances relating to prior periods were reclassified in order to properly compare the interim financial information between the periods.

2. CASH AND CASH EQUIVALENTS

	R$ thousand
	Consolidated		Parent Company
	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Cash and banks	2.281.648	4.569.930	769.541	2.998.878
Short Term Investments
Local:
Exclusive investment funds
Currency	51.806	115.045
DI	2.646.876	3.735.312	1.227.635	2.670.625
Government Bonds	632.481	693.857
Financial investment funds – Currency	45.385	52.772
Financial investment funds – DI	988.699	750.842
Other	794.805	652.505
	5.160.052	6.000.333	1.227.635	2.670.625
Foreign:
“Time deposit”	3.291.148	3.865.511	3.204.942	3.751.194
Fixed-income securities	3.483.578	3.418.168	1.988.240	1.965.851
	6.774.726	7.283.679	5.193.182	5.717.045

Total Short Term Investments	11.934.778	13.284.012	6.420.817	8.387.670
Total cash and cash equivalents	14.216.426	17.853.942	7.190.358	11.386.548

Pag: 9

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Local short term investments provide immediate liquidity and are mainly comprised of quotas in exclusive funds, which funds are invested in federal public bonds and financial derivative operations, executed by fund managers and tied to US Dollar futures contracts and Interbank Deposits (DI) guaranteed by the Brazilian Stock and Futures Exchange (BM&F). Exclusive funds do not have any significant financial obligations and are limited to daily obligations of adjustments to the positions of the BM&F (Stock and Futures Exchange), auditing services, services fees regarding custody of assets and execution of financial operations and other administrative expenses. Short-term investments balances are recorded at cost plus accrued income, which is recognized proportionately up to the balance sheet date at amounts not exceeding their respective market values.

At September 30, 2007 and June 30, 2007, the Company and its subsidiary PifCo had amounts invested abroad in an exclusive investment fund that held, among others, debt securities of some of the Petrobras Group companies and a Special Purpose Company established in connection with the Company’s projects, mainly CLEP and Malhas project, in the amount equivalent to R$7.048.781 thousand and R$ 6.059.479 thousand, respectively. This amount refers to consolidated companies and was offset against the balance of financing classified under current and non-current liabilities.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable are broken down as follows:

	R$ thousand
	Consolidated		Parent Company
	09.30.2007	06.30.2007	09.30.2007		06.30.2007

Customers
Third parties	13.384.471	13.103.711	3.129.037		3.242.056
Related parties (Note 4.1)	681.604	601.542	52.243.166	(*)	50.109.997	(*)
Other	2.184.459	2.500.411	1.673.401		1.688.270
	16.250.534	16.205.664	57.045.603		55.040.323

Less: Allowance for doubtful accounts	(2.330.672)	(2.340.851)	(214.968)		(193.331)
	13.919.862	13.864.813	56.830.635		54.846.992
Less: long-term accounts receivable, net	(2.182.347)	(2.085.664)	(46.836.176)		(45.977.027)

Short-term accounts receivable, net	11.737.515	11.779.149	9.994.459		8.869.965

(*) Does not include dividends receivable of R$ 97.237 thousand on September 30, 2007 (R$ 119.356 thousand on June 30, 2007) and reimbursements receivable of R$ 1.265.084 thousand on September 30, 2007 (R$ 1.193.061 thousand on June 30, 2007).

Pag: 10

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

	R$ thousand
Change in allowance for doubtful accounts	Consolidated		Parent Company
	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Balance at start of quarter	2.340.851	2.393.619	193.331	181.091
Additions	44.710	35.228	23.620	17.569
Write-offs (*)	(54.889)	(87.996)	(1.983)	(5.329)
Balance at end of quarter	2.330.672	2.340.851	214.968	193.331

Short-term	1.298.336	1.263.650	214.968	193.331

Long-term	1.032.336	1.077.201

(*) Includes exchange variation of provision for uncollectible accounts constituted at foreign companies.

4. RELATED PARTIES

Petrobras carries out commercial transactions with its subsidiaries, affiliated companies and special purpose companies on normal market terms. The transactions for purchase of oil and oil products from the subsidiary PifCo carried out by Petrobras feature longer term for settlement, since PifCo is a subsidiary created for this purpose, considering the levy of the related changes in the period. The amounted related to export prepayments and international market funding are made at the same rate obtained by the subsidiary. The value, income and charges in connection with other transactions, especially intercompany loans, are established at arm’s length and/or in accordance with applicable legislation.

Pag: 11

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

4.1. Assets

	R$ Thousand

	PARENT COMPANY

	CURRENT ASSETS		NON-CURRENT ASSETS

	Accounts			Amounts
	receivables,		Advance for	related to the
	mainly from	Dividends	capital	construction of	Loan	Other	Reimbursement	TOTAL
	sales	Receivable	increase	gas pipeline	Operations	operations	Receivable	ASSETS

Petroquisa and its subsidiaries	68.795				4			68.799
Petrobras Distribuidora S.A. and its subsidiaries	1.243.137				310.006			1.553.143
Gaspetro and its subsidiaries	385.953	30.495	360.035	965.792	11.926			1.754.201
PifCo and its subsidiaries	1.767.109				40.204.677	11.837		41.983.623
PNBV and its subsidiaries	11.270		9.043			2.192		22.505
Downstream and its subsidiary	288.831				337.528			626.359
Transpetro and its subsidiary	587.339	62.514						649.853
PIB-BV Holanda and its subsidiaries	142.661					69.807		212.468
Brasoil and its subsidiaries	2.403				2.572.148			2.574.551
BOC and its subsidiaries	231				480.581			480.812
Petrobras Comercializadora de Energia Ltda	58.685							58.685
Other subsidiaries and associated companies	1.494.755	4.228	455.643		400.767	11		2.355.404
Thermoelectric Power Stations	240.163	4.228	382.773		400.767			1.027.931
Affiliated companies	176.536		1.488					178.024
Others	1.078.056		71.382			11		1.149.449
Specific Purpose Companies							1.265.084	1.265.084
09/30/2007	6.051.169	97.237	824.721	965.792	44.317.637	83.847	1.265.084	53.605.487
06/30/2007	4.811.354	119.356	629.913	1.048.069	43.536.042	84.619	1.193.152	51.422.505

R$ Thousand
Intercompany loans
Index	September/2007	June/2007

TJLP + 5% p.a.	300.480	304.550
LIBOR + 1 to 3% p.a.	43.282.669	42.494.539
101% of CDI	288.045	295.250
IGPM + 6% p.a.	75.631	74.730
Other rates	370.812	366.973
	44.317.637	43.536.042

Pag: 12

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

a) Bolivia-Brazil Gas pipeline

The Bolivian section of the gas pipeline is the property of Gás Transboliviano S.A. (GTB), in which Gaspetro holds a minority interest (11%).

A US$ 350 million turn-key contract for the construction of the Bolivian section of the pipeline was signed by Petrobras and Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), which assigned its rights under this contract to GTB, to be paid over 12 years, from January 2000 onwards, in the form of transportation services.

On September 30, 2007, the balance of the rights to future transportation services, on account of costs already incurred in the construction up to that date, including interest of 10,07% p.a., is R$ 542.720 thousand (R$ 586.324  thousand on June 30, 2007), being R$ 425.418 thousand (R$ 463.451  thousand on June 30, 2007) classified under non-current assets as advances to suppliers. This amount also includes R$ 116.317 thousand (R$ 122.816 thousand on June 30, 2007) relating to the anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), a Gaspetro subsidiary. On September 30, 2007, Petrobras' total receivables from TBG for management, recharge of costs and financing relating to the construction of the gas pipeline and anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO) amounted to R$ 965.792 thousand

(R$ 1.048.069 thousand on June 30, 2007), classified under non-current assets as accounts receivable net.

Pag: 13

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

4.2. Liabilities

	R$ Thousand

	PARENT COMPANY

	CURRENT LIABILITIES					NON-CURRENT LIABILITIES

	Suppliers of mainly oil and oil products	Advance		Operations with
		from	Oil rigs	Project	Other	Intercompany	Export	Other	TOTAL
		customers	freight	Financing	Operations	Loans	prepayments	Operations	LIABILITIES

Petroquisa and its subsidiaries	(29.052)				(27)				(29.079)
Petrobras Distribuidora S.A. and its subsidiaries	(218.990)	(28.049)						(1.278.897)	(1.525.936)
Gaspetro and its subsidiaries	(91.243)	(104.422)							(195.665)
PifCo and its subsidiaries	(24.596.741)	(152.731)					(763.116)		(25.512.588)
PNBV and its subsidiaries	(112.956)		(1.033.899)						(1.146.855)
Downstream and its subsidiary	(39.957)	(160.573)							(200.530)
Transpetro and its subsidiary	(842.823)				(50)				(842.873)
PIB-BV Holanda and its subsidiaries	(186.286)	(40.989)			(7.079)				(234.354)
Brasoil and its subsidiaries	(31.194)	(830)	(20.752)						(52.776)
Petrobras Comercializadora de Energia Ltda	(454)								(454)
Other subsidiaries and associated companies	(394.618)	(12.677)				(41.383)			(448.678)
E-Petro and its subsidiary	(7.950)								(7.950)
Thermoelectric Power Stations	(178.390)								(178.390)
Afilliated Companies	(24.673)	(12.677)				(41.383)			(78.733)
Others	(183.605)								(183.605)
Specific Purpose Companies				(1.406.374)					(1.406.374)
09/30/2007	(26.544.314)	(500.271)	(1.054.651)	(1.406.374)	(7.156)	(41.383)	(763.116)	(1.278.897)	(31.596.162)
06/30/2007	(27.607.424)	(519.454)	(945.172)	(1.447.960)	(7.014)	(40.550)	(831.174)	(1.112.928)	(32.511.676)

Pag: 14

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

4.3. Income Statement

	R$ Thousand

	PARENT COMPANY

	INCOME STATEMENT

	Operational	Financial	Monetary
	income mainly	income	Exchange
	from sales	(Expenses), net	Variations, net	TOTAL

Petroquisa and Subsidiaries	706.582		12.505	719.087
Petrobras Distribuidora S.A. and Subsidiaries	29.424.320	(116.150)	12.360	29.320.530
Gaspetro and Subsidiaries	1.887.296	35.934	(145.360)	1.777.870
PifCo and Subsidiaries	10.557.122	755.743	(2.036.648)	9.276.217
PNBV and Subsidiaries			137.168	137.168
Downstream and Subsidiary	2.453.286	21.008	(39.921)	2.434.373
Transpetro and Subsidiariary	287.680		10.874	298.554
PIB-BV Holanda and Subsidiaries	114.263	(395)	35.009	148.877
Brasoil and Subsidiaries		196.025	(459.055)	(263.030)
BOC		30.796	(76.476)	(45.680)
Petrobras Comercializadora de Energia Ltda	147.868		2.665	150.533
Other subsidiaries and associated companies	7.136.513	24.190	(27.008)	7.133.695
Petrobras Negócios Eletrônicos	2.434			2.434
Thermoeletric Power Stations	3.094	26.700	(29.301)	493
Affiliated companies	7.130.985	(2.482)	2.309	7.130.812
Others		(28)	(16)	(44)
Specific Purpose Companies	249.192			249.192

09/30/2007	52.964.122	947.151	(2.573.887)	51.337.386

09/30/2006	49.860.939	414.418	(572.459)	49.702.898

4.4. Transactions with Government Entities and Pension Fund

The Company is controlled by the Federal Government and carries out several transactions with government entities as part of its operations.

Pag: 15

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Significant transactions with government entities and the pension funds are presented as follows:

	R$ thousand
	Consolidated
	09.30.2007		06.30.2007
	Assets	Liabilities	Assets	Liabilities

Petros (Pension Fund)	1.300.686	229.401	1.269.048	272.322
Banco do Brasil S.A.	3.421.217	936.235	5.726.352	971.875
BNDES		7.156.839		6.345.148
Federal Government – Dividends Proposed		1.413.258		706.629
Judicial Deposits (CEF and BB)	1.552.151		1.695.640	7.679
Petroleum and alcohol account – Federal Government Credits	796.190		793.102
Government Bonds (NTNs)	2.922.878		3.372
Other	1.458.816	293.270	545.947	374.910
	11.451.938	10.029.003	10.033.461	8.678.563

Current	4.136.510	6.061.777	5.972.476	4.635.873

Non-current	7.315.428	3.967.226	4.060.985	4.042.690

Balances are classified in Balance Sheet as follows:

	R$ thousand
	Consolidated
	09.30.2007		06.30.2007
	Assets	Liabilities	Assets	Liabilities

Assets
Current	4.136.510		5.972.476
Cash and cash equivalents	3.371.878		5.678.311
Accounts receivable, net	201.146		290.766
Other current assets	563.486		3.399

Non-current	7.315.428		4.060.985
Petroleum and alcohol account - STN	796.190		793.102
Judicial deposits	1.552.151		1.692.241
Advances to pension plan	1.300.686		1.269.048
Marketable securities	2.922.878		3.372
Other assets	743.523		303.222

Liabilities
Current		6.061.777		4.635.873
Financing loans		3.086.430		3.080.783
Proposed dividends		1.747.528		967.434
Other current liabilities		1.227.819		587.656

Non-current		3.967.226		4.042.690
Financing loans		3.766.885		3.847.269
Other liabilities		200.341		195.421
	11.451.938	10.029.003	10.033.461	8.678.563

Pag: 16

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

5. INVENTORIES

	R$ thousand
	Consolidated		Parent Company
	09.30.2007	06.30.2007	09.30.2007	06.30.2007
Products:
Oil products (*)	4.886.303	4.472.808	4.046.623	3.574.689
Fuel alcohol	285.422	358.316	124.860	198.269
	5.171.725	4.831.124	4.171.483	3.772.958

Raw materials, mainly crude oil (*)	6.261.095	6.351.254	5.412.912	5.194.711
Maintenance materials and supply (*)	3.682.337	3.592.352	2.673.978	2.715.176
Advances to suppliers	2.094.858	2.146.808	1.993.704	2.000.162
Other	537.853	481.433	28.976	29.017
Total	17.747.868	17.402.971	14.281.053	13.712.024

Short-term	17.373.359	16.965.190	13.906.544	13.274.243
Long-term	374.509	437.781	374.509	437.781

(*) includes imports in progress.

6. PETROLEUM AND ALCOHOL ACCOUNT - STN

Settlement of accounts with the Federal Government

In order to conclude the settlement process, as established by Provisional Measure No. 2.181, of August 24, 2001, Petrobras after having provided all needed information required by the Secretary of the National Treasury - STN is in discussions with this office seeking to resolve the remaining outstanding differences existing between the parts.

The balance of the account as at September 30, 2007 of R$ 796.190 thousand (R$ 793.102 thousand as at June 30, 2007) may be settled by the Federal Government with National Treasury Bonds issued in the same amount of the final balance of the settlement of accounts or by offsetting with other amounts that might be owed by Petrobras to the Federal Government, at the time, including those related to taxes, or a combination of the foregoing options.

Pag: 17

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

7. MARKETABLE SECURITIES

Marketable securities classified as non-current assets are comprised as follows:

	R$ thousand
	Consolidated		Parent Company
	09.30.2007	06.30.2007	09.30.2007	06.30.2007
NTN-B	2.919.444		2.919.444
Bank securities	488.100	146.134
B Certificates	168.137	176.119
NTN-P	8.100	7.969	3.434	3.372
Other	151.499	255.103	4.815	4.815
	3.735.280	585.325	2.927.693	8.187

The B Series National Treasury Notes will be maintained in the Company’s portfolio and will be used in the future to guarantee future long term agreements entered into with Petros, to settle amounts owed by Petrobras. The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). Interest coupons will be paid at half-yearly intervals based on the set rates for buy transactions and range from 6,12% to 7,13% p.a.. The due dates of these notes are 2024 and 2035, with withdrawal to be made in full on their respective maturity dates.

Bank and corporate securities have a maturity date of 2014 and an interest yield of 5,60% to 8,50% p.a.

The B certificates, which were received by Brasoil on account of the sale of platforms in 2000 and 2001, have semi-annual maturity dates until 2011 and yield interest equivalent to the Libor rate plus 2,5% p.a. to 4,25% p.a..

8. PROJECTS FINANCINGS

Petrobras develops projects together with local and international finance agencies and companies in the oil and energy sector to establish operational partnerships for the purpose of making viable investments necessary in the business areas in which the Company operates.

Considering that the projects financings are implemented by Special Purpose Companies, whose activities are, essentially, controlled by Petrobras, the expenses incurred by the Company on projects being negotiated or which have been negotiated with third parties are classified in the consolidated financial statements as non-current assets - property, plant and equipment.

Pag: 18

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

8.1. Reimbursements receivable and ventures under negotiation

The receivable balance, net of advances received, referring to the costs incurred by Petrobras on projects already negotiated with third parties, is classified in the non-current assets, as Projects Financings, and is broken down as follows:

	R$ thousand
	Parent Company
Projects/companies	09.30.2007		06.30.2007
Cayman Cabiunas Investment Co. Ltda.	751.837		815.078
PDET Offshore S.A.	939.660		829.237
Other	168.610		168.820
Total	1.860.107		1.813.135

Advances	(595.023)		(620.074)
Total net reimbursements receivable	1.265.084		1.193.061

Ventures under negotiation	84.539	(*)	62.461	(*)
Total projects financings	1.349.623		1.255.522

(*) Includes expenses already incurred by Petrobras on projects for which partners have not yet been specified.

8.2. Projects financings obligations

		R$ thousand
		Parent Company
	Project	09.30.2007	06.30.2007

PDET Offshore S.A.	PDET	1.198.357	1.198.357
NovaMarlim Petróleo S.A.	NovaMarlim	208.017	249.603

Total		1.406.374	1.447.960

a) NovaMarlim Project

NovaMarlim Petróleo S.A. provided funding for the project, the balance of which, net of operating costs already incurred by Petrobras in the amount of R$ 1.906.518 thousand (R$ 1.864.931 thousand as of June 30, 2007) and transferred assets of R$ 49.465 thousand, reached R$ 208.017 thousand (R$ 249.603 thousand as of June 30, 2007) classified in the current liabilities as Projects Financings.

Pag: 19

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

b) PDET Project

PDET Offshore S.A passed to Petrobras R$ 1.198.357 thousand as an advance for the future sale of assets and reimbursement of expenses incurred by Petrobras, classified in the current liabilities as Projects Financings.

8.3. Accounts payable related to consortiums

	R$ thousand
	Parent Company
	09.30.2007	06.30.2007
Nova Marlim Petróleo S/A	104.297
Cia. Petrolífera Marlim	41.025
Fundação Petrobras de Seguridade Social – Petros	28.000	62.160
Total	173.322	62.160

Petrobras maintains consortium contracts for the purpose of supplementing the development of oil field production, of which the accounts payable to consortium partners amounted to R$ 173.322 thousand as of September 30, 2007, (R$ 62.160 thousand as of June 30, 2007), classified in the current liabilities as Projects Financings.

Pag: 20

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

8.4. Special purpose companies

a) Projects financings in progress

Project	Purpose	Main guarantees	Investment amount	Current phase

Barracuda and Caratinga

To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin. The SPE Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project, and is also the owner of them.

		Guarantee provided by Brasoil to cover BCLC’s financial requirements.	US$ 3,1 billion.	In operation, with constitution of assets in final stages.

Marlim	Consortium with Companhia Petrolífera Marlim (CPM), which furnishes Petrobras with submarine equipment for oil production at the Marlim field.	70% of the field production limited to 720 days.	US$ 1,5 billion.	In operation.

NovaMarlim

Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which furnishes submarine oil production equipment and refunds operating costs arising from operating and maintaining the field assets, by way of an advance already made to Petrobras.

		30% of the field production limited to 720 days.	US$ 834 million.	In operation.

CLEP

Companhia Locadora de Equipamentos Petrolíferos – CLEP, furnishes Petrobras assets related to oil production located in the Campos Basin through a lease agreement for the period of 10 years, and at the end of it Petrobras will have the right to buy shares of the SPC or project assets.

		Lease prepayments in case revenue is not sufficient to cover payables to the lenders.	US$ 1,25 billion.	In operation.

Pag: 21

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Project	Purpose	Main guarantees	Investment amount	Current phase
PDET

PDET Offshore S.A. is the future owner of the Project assets whose objective is to improve the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and to export. The assets will later be leased to Petrobras for 12 years.

		All of the project’s assets will be pledged as collateral.	US$ 1,27 billion.	In stage of constitution of assets.

Malhas

Consortium formed by Transpetro, Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute through assets related to natural gas transportation. TNS (a 100% Gaspetro subsidiary) furnishes assets that have already been previously set up. Transpetro is the gas pipelines operator.

		Prepayments based on transportation capacity to cover any consortium cash insufficiencies.	US$ 1,11 billion.	The consortium became operational on January 1, 2006. However, some assets are still under construction.

Modernization of Revap

This objective of this project is to raise the Henrique Lage (Revap) refinery’s national heavy oil processing capacity, bringing the diesel it produces into line with the new national specifications and reducing pollution levels. To achieve this, the SPC Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was founded, which will construct and lease to Petrobras a Retarded Coking plant, a Coke Naphtha Hydrotreatment plant and related plants to be installed at this refinery.

		Prepaid rental to cover any cash deficiencies of CDMPI.	US$ 900 million.	The assets are currently under construction.

Cabiúnas

Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC), furnishes assets to Petrobras under an international lease agreement.

		Pledge of 10,4 billion m3 of gas.	US$ 850 million consolidated in the lease agreement.	In operation.

Pag: 22

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Project	Purpose	Main guarantees	Investment amount	Current phase
Other		Ownership of the assets or additional lease payment if the revenue is not sufficient to cover payables to lenders.	US$ 495,5 million	In operation

b) Projects financings

Project	Purpose	Main Guarantees	Investment amount	Current phase
Gasene

Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines to transport natural gas with a total length of 1,4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state.

		To be defined.	US$ 2 billion.

Attainment of bridge loans together with:

(i) BNDES to the value of R$ 2,17 billion, being R$ 1,05 billion for the construction of the Gascac gas pipeline and R$ 1,12 billion for the construction of the Gascav pipeline and

(ii) BB Fund SPC of R$800 million for the construction of the Gascav gas pipeline, with the issue of US$ 210 million in Promissory Notes, in October 2006.

Pag: 23

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Project	Purpose	Main Guarantees	Investment amount	Current phase
Marlim Leste (P-53)

To develop production in the Marlim Leste field, Petrobras will use a Stationery Production Unit (UEP), P-53, to be chartered from Charter Development LLC. The Bare Boat Charter agreement will be effective for a 15-year period counted from the date of signature.

Completion: the flow of charter payments to be made by Petrobras will begin on a certain date.

Cost Overrun: Any increase in P-53 construction costs will represent an increase in charter amounts payable by Petrobras.

US$ 1,59 billion.

Increase of the bridge loan from ABN AMRO, in August 2006 to US$ 350 million. In September 2006, the syndicated loan was refinanced. The financing amount was increased to US$ 750 million. Obtainment of short-term funds of US$460 million, through the issuance of Promissory Notes to pay the costs of construction and amortization of the principal of the bridge loan from ABN AMRO. The assets are  currently under construction.

Amazônia	Development of a project in the Gas and Energy area that includes the construction of a 385 km gas pipeline between Coari and Manaus, and a 285 km GLP pipeline between Urucu and Coari, both under the responsibility of Transportadora Urucu - Manaus S.A. and the construction of a thermoelectric plant, in Manaus, with capacity of 488 MW through Companhia de Geração Termoelétrica Manauara S.A.	Being negotiated.	US$ 1,3 billion.	A bridge loan in the amount of (i) R$ 800 million was obtained from BNDES in December 2005, to begin construction of the gas pipeline; and (ii) R$ 1 billion from the BB Fund SPC. Of this total US$ 115 million was issued in Promissory Notes in February 2007 and US$ 150 million in July 2007.

Pag: 24

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Project	Purpose	Main Guarantees	Investment amount	Current phase
Mexilhão

Construction of a platform (PMXL-1) to produce natural gas at Mexilhão and Cedros’ fields, in the Santos Basin, in São Paulo State through Companhia Mexilhão do Brasil (CMB), responsible for obtaining the funds necessary to build the platform. Once built, the PMXL-1 will be leased to Petrobras, holder of the exploration and production concession in the aforementioned fields.

		To be defined	US$ 595 million.	Obtainment of short-term funds up to the amount of US$ 241 million, through the issuance of Promissory Notes acquired by the BB Fund. Constitution of the assets is underway.

9. JUDICIAL DEPOSITS

The judicial deposits are presented in accordance to the nature of the claims, are as follows:

	R$ thousand
	Consolidated		Parent Company
	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Labor	587.061	575.843	537.344	532.828
Tax (*)	884.220	815.739	686.754	627.157
Civil (*)	337.726	298.298	241.110	222.909
Other	11.059	7.544	2.959	2.280
Total	1.820.066	1.697.424	1.468.167	1.385.174

(*) Net of the judicial deposit relating to the judicial proceeding provisioned for.

9.1. Other information

a) Search and apprehension of ICMS / taxpayer substitution payments considered to be not due

Petrobras was sued in court by several small oil distribution companies under the allegation that it does not pass on to state governments the Domestic

Pag: 25

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Pag: 26

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Of the total amount related to legal actions of approximately R$ 895.795 thousand as at September 30, 2007, some R$ 80.159 thousand had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

Petrobras, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that had been unduly withdrawn from its accounts.

Pag: 27

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

10. INVESTMENTS

10.1. Investments in Subsidiaries, Jointly-owned Subsidiaries and Affiliated Companies

	R$ thousand
	09.30.2007	06.30.2007
Subsidiaries
Petrobras Distribuidora S.A. – BR	6.995.507	6.714.508
Termorio S.A.	2.565.875	2.536.160
Petrobras Gás S.A. – Gaspetro	2.619.852	2.456.649
Petrobras Internacional Braspetro B.V. – PIB BV	1.974.848	2.366.694
Petrobras Química S.A – Petroquisa	1.901.728	1.852.520
Petrobras Transpetro S. A. – Transpetro	1.616.872	1.592.778
Downstream Participações Ltda.	1.223.525	1.232.296
Petrobras Netherlands B.V – PNBV	1.154.025	1.114.245
Braspetro Oil Services Company – Brasoil	489.177	726.752
Termomacaé Ltda.	694.262	708.856
5283 Participações Ltda.	497.554	596.331
FAFEN Energia S. A.	217.054	223.408
Baixada Santista Energia Ltda.	218.456	218.456
SFE - Sociedade Fluminense de Energia Ltda.	123.620	134.738
Termoceará Ltda.	111.233	133.792
Petrobras Comercializadora de Energia Ltda – Pecel	62.283	108.500
Fundo de Investimento Imobiliário RB Logística – FII	45.965	40.309
Petrobras Negócios Eletrônicos S.A. – E-Petro	24.222	23.025
Goodwill/Negative Goodwill in subsidiaries	(161.912)	(164.276)
	22.374.146	22.615.741
Jointly-Owned Subsidiaries
Termoaçu S.A.	458.519	374.810
UTE Norte Fluminense S.A.	61.031	57.304
Termogaúcha Usinas Termoelétricas S.A. (being extinguished)	30.122	30.191
Ibiritermo S.A.	15.859	15.319
Termobahia S.A.	7.214	9.521
GNL do Nordeste Ltda	290	290
Refinaria de Petróleo Ipiranga S.A. (RPI)*	0	0
	573.035	487.435
Affiliated companies
Advances for Ipiranga Química S.A. acquisition	436.255	433.019
UEG Araucária Ltda	130.118	125.832
Companhia Petroquímica Paulista	2.153	2.153
	568.526	561.004
Other Investments	350.189	350.524
	23.865.896	24.014.704
* Provision for losses made in the amount of R$ 2.823 thousand.

Pag: 28

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

10.2. Investments in companies with shares traded on Stock Exchanges

As of September 30, 2007, Petrobras’ relevant direct and indirect investments in Companies with shares traded on Stock Exchanges are shown below:

COMPANY	LOT OF THOUSAND SHARES	TYPE	PRICE ON STOCK EXCHANGE	MARKET VALUE
			R$ / SHARES	R$ thousand
Subsidiaries
Pepsa	1.249.717	ON	1,85	2.311.976
PESA (*)	229.729	ON	4,73	1.086.618
RPI (**)	2.203	ON	105,15	231.645
RPI (**)	759	PN	52,20	39.620
CBPI (**)	3.207	ON	60,12	192.805
CBPI (**)	298	PN	29,39	8.758
				3.871.422

Associated companies
Copesul	23.482	ON	37,76	886.680
PQU	8.738	ON	14,99	130.983
PQU	8.738	PN	15,14	132.293
				1.149.956
Other
Braskem	12.111	ON	16,10	194.987
Braskem	18.553	PNA	17,27	320.410
				515.397

(*) These shares do not include Pepsa’s interest.

(**) Shares purchased by Ultrapar for the account and order of Petrobras relating to the companies Refinaria de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga.

The market value of these shares does not necessarily reflect the realization value of a representative lot of shares.

10.3. Goodwill/Negative goodwill

Goodwill and negative goodwill recorded derive from expected future income, market value of assets or other grounds and are being amortized, where applicable, to the extent of the projections which determined them or the useful life of the assets.

Pag: 29

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Changes to the goodwill/negative goodwill

	R$ thousand
	Consolidated	Parent Company

Balance of goodwill (negative goodwill) as of December 31, 2006	833.738	(181.762)
Goodwill on Acquisition of shares in Refinaria de Petróleo Ipiranga	3.013	3.013
Other Goodwill on Acquisitions	1.205	3
Negative goodwill on acquisition of EVM	(915.758)
Amortization:
Goodwill	(67.078)	(3.016)
Negative Goodwill	58.694	19.850
Other (*)	(54.858)

Balance of goodwill (negative goodwill) as of September 30, 2007	(141.044)	(161.912)

(*) Includes exchange variation on balances of overseas companies.

At the parent company, the balance of negative goodwill in the amount of R$ 265.723 thousand has been recorded as an investment and in the consolidated statement the amount of R$ 1.036.539 thousand has been presented as deferred income.

10.4. Other Information

a) Investments in Ecuador

a.1) Agreement with Teikoku Oil Co. Ltd. on operations in Ecuador

On January 11, 2007, the Ecuadorian Ministry of Mines approved the previous agreement executed in January 2005 for the sale by Petrobras Energia S.A. (PESA), an indirect subsidiary of Petrobras, to Teikoku of 40% of the rights and obligations of the participation contracts in blocks 18 and 31, in Ecuador and the transfer of 40% of the oil transportation contract with Oleoducto de Crudos Pesados Ltd. (OCP). As a result of this approval, the parties are currently carrying out the necessary actions to obtain the amendments to these participation contracts, which have to be approved by Petroecuador, to incorporate Teikoku as a partner in these blocks. Once these amendments have been made, the economic terms and conditions of this transaction will start to take effect

Pag: 30

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

a.2.) New Hydrocarbons Law

In April 2006, the Law which amended the Hydrocarbons Law (Ley de Hidrocarburos) was enacted in Ecuador and regulated in July 2006, which establishes that the Government shall hold a minimum interest of 50% in the extraordinary revenues generated by increases to the sale price of Ecuadorian oil as compared to the monthly average oil sale price established at the date the respective oil sale contracts were executed, stated in the currency of the month of settlement.

In January 2007, EcuadorTLC, a subsidiary of PESA, paid the amount equivalent to R$ 47.811 thousand charged by Petroecuador, relating to the period from April to December 2006, and from this date onwards, EcuadorTLC , began making the payments based on the criteria established by Petroecuador.

In July 2007, Petroecuador notified EcuadorTLC of the differences in the value calculated for the Palo Azul field relating to the period from January to June 2007 totaling R$ 29.422 thousand, using a different method to calculate the shares. EcuadorTLC requested that Petroecuador reconsider the criteria utilized for the calculation, as it maintains that it had applied the criteria suggested by the Attorney General and the same method of calculation used by Petroecuador in January and February 2007.

On October 19, 2007 the Dirección Nacional de Hidrocarburos (DNH) notified EcuadorTLC of a new charge, relating to the period from April 25, 2006 to December 31, 2006, including interest, which implies an additional expense of US$ 30,5 million. On October 22, 2007 EcuadorTLC formalized its disagreement with this second charge to the DNH.

On October 18, 2007 the president of the Republic of Ecuador announced an amendment to the rules for applying Law No. 42/2006 to the Hydrocarbons Law, which from that date onwards, increased the State’s share in the extraordinary surpluses in the price of the oil to 99%, thus reducing the share of the oil companies to 1%.

The set of changes brought about by the above-mentioned amendment, if put into effect, will substantially alter the terms established by the parties with regard to the approval of the respective share contracts, affecting projections of the future development of business in Ecuador and, consequently, the ability to recoup the investments made. The board of directors of the Company is currently in the process of assessing the effects thereof and possible courses of action. The financial statements as at September 30, 2007 do not record any effects arising from the the additional charge made by the DNH or the abovementioned revision of the rules of Law 42/2006.

Pag: 31

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

b) Investments in Bolivia

b.1) New Hydrocarbons Law

Supreme Decree 28.701 came into force in Bolivia on May 01, 2006, which nationalized all natural hydrocarbon resources, obliging companies currently producing gas and oil to transfer ownership of the entire hydrocarbon production to YPFB.

In addition, by means of the above mentioned decree, the Bolivian government nationalized the shares required for YPFB to gain control, with at least 50% plus 100% of the shares, of Petrobras Bolivia Refinación S.A. (PBR), in which Petrobras, indirectly, is the sole shareholder (Petrobras Bolivia Inversiones e Servicios S.A. – 51% e Petrobras Energia Internacional S.A. – 49%).

On October 28, 2006, Petrobras Bolivia and its partners signed operating agreements with YPFB for the operations of the San Alberto, San Antonio, Rio Honda and Ingre blocks, that are operated by Petrobras, which were registered and came into effect on May 02, 2007. These contracts establish that the revenues, royalties, shareholdings, IDH, transportation and compression will be absorbed by YPFB, reimbursing the production costs and investments made by the Company to the titleholder (Petrobras), and paying remuneration calculated in accordance with the variable participation table, specified in the contracts.

Pag: 32

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

On August 31, 2007 saw the enactment of Law No. 3.740 on Sustainable Development of the Hydrocarbons Sector, revoking the Impuesto a las Utilidades Extraordinárias por Extracción de Recursos Naturales no Renovables and enabling YPFB to participate in the revenues originating from the abovementioned operating contracts.

As at September 30, 2007, the Acordos de Entrega de Hidrocarburos provided for in the operating contracts for the San Alberto and San Antonio blocks are in abeyance. These are applicable to the Bolivian market, both for natural gas and liquid hydrocarbon products, and for exports of natural gas to Brazil (GSA).

As a result of Supreme Decree 29.122, issued on May 6, 2007, which established that YPFB would be the sole exporter of reconstituted petroleum and white gas, the main products commercialized by PBR, on May 7, 2007, Petrobras presented an offer to sell all the shares of PBR to YPFB, which was accepted by the Bolivian Government on May 12, 2007, by means of Supreme Decree 29.128. On June 25, 2007, a share purchase agreement for the shares of PBR was signed, transferring all the shares to YPFB for the amount of US$ 112 million in two installments, the first of which was settled on June 11, 2007 and the second on August 13, 2007.

The capital gains made by Petrobras in the sale of the shares of PBR is recorded in Other Non-Operating Income in the amount equivalent to R$ 68.722 thousand on September 30, 2007 (US$ 37.371 thousand) .

In addition, the contract stipulates that the net income calculated by PBR for the period from April 01 to June 25, 2007, in the amount equivalent to R$ 38.000 thousand, is to be paid to the seller by May 31, 2008.

Petrobras is currently in the process of closing down its distribution operations of oil and gas products in Bolivia.

c) Investments in Argentina

c.1) Sale of shareholding in a power company in Argentina

• Compañia Inversora em Transmisión Eléctrica S.A. (Citelec)

On July 19, 2007, the Board of Directors of Petrobras Energia S.A. - PESA approved the sale of its interest (50%) in Compañia Inversora em Transmisión Eléctrica S.A. (Citelec) to Energia Argentina S.A. (ENARSA) and Electroingeniería S.A., in equal parts.

Pag: 33

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Citelec has a 52,67% interest in Compañia de Transporte en Energia Eléctrica en Alta Tensión -Transener S.A.

The sale will be realized at a fixed price of US$ 54 million (equivalent to R$ 99.301 thousand) plus an additional amount relating to the result from the integral tariff review determined for Transener and its subsidiary Empresa de Transporte de Energia Elétrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (Transba), applicable until June 30, 2008.

The transfer of the Citelec shares will require approval by the regulatory organizations and the competent authorities.

• Hidroneuquén S.A.

In January 2007, PESA signed a share purchase and sale agreement with a consortium formed by Merrill Lynch, Pierce, Fenner & Smith Inc and Sociedad Argentina de Energia S.A. to transfer its interest (9,19%) in Hidroneuquén S.A., which holds 59% of the capital stock of Hidroelétrica Piedra del Aquila S.A.. This agreement specifies a sales price of US$ 15 million.

d) Investments in Venezuela

d.1) Review of the operating partnerships in Venezuela

In April 2005, the “Ministry of Energy and Petroleum of Venezuela” (MEP) instructed the company Petróleos de Venezuela S.A. (PDVSA) to review the thirty-two operating partnerships executed by PDVSA’s affiliates with oil companies between 1992 and 1997.

Pag: 34

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

In March, 2006, through its subsidiaries and affiliated companies in Venezuela, PESA executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP), Memoranda of Understanding (MOU) for the purpose of completing the migration of the operating partnerships to the form of mixed capital companies. The MOU establish that the interest held by the private partners in the mixed capital companies is 40%, with the Venezuelan government holding an interest of 60%. According to the terms of the MOU, CVP recognized divisible credits transferable to the private companies with shareholdings in the mixed capital companies, on which no interest is charged and which may be used as payment of the acquisition bonus for any new mixed capital company project, to develop oil exploration and production activities or to license the development of gas exploration and production operations in Venezuela. The credits assigned to PESA correspond to US$ 88,5 million.

The migration of the contracts produced economic effects as from April 01, 2006. In August 2006, the conversion contracts for Oritupano Leona, La Concepción, Acema and Mata had been executed. Later, the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were formed, which will each operate in the abovementioned areas, respectively.

According to the corporate and governance structure specified for the mixed capital companies, as from April 01, 2006, PESA no longer recorded the assets, liabilities and results referring to the aforesaid operations in its consolidated statements, presenting them as corporate investments in associated companies appraised according to the equity method. From this date onwards and until the mixed companies became operational, the activities were directed by a transitory executive committee mainly comprised of PDVSA representatives.

Recovery of these investments is strongly tied to the volatility of oil prices, social, economic and regulatory conditions in Venezuela and, in particular, to shareholders’ interest in developing the oil reserves. On September 30, 2007 the business plans of the mixed capital companies were in the process of reevaluation.

Reductions in the price of oil, fluctuations in the economy and measures adopted by the Venezuelan government, and especially the development of the oil reserves of the mixed-capital companies, could compromise the recoverability of these investments, and consequently, PESA’s results.

The operating results of the mixed companies for the period from January to September 2007 were estimated based on best available accounting information. The materialization of certain estimates depends upon future facts, some of which are beyond the Company’s direct control.

Pag: 35

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

e) New Projects Overseas

An indirect subsidiary of Petrobras, Petrobras Energia S.A. (PESA) acquired from Conoco Phillips for US$ 77,6 million, its interests of 25,67% and 52,37% in the assets in Sierra Chata and Parva Negra, respectively. This transaction is currently awaiting approval from the regulatory authorities. Following this acquisition, PESA will have an interest of 45,55% in Sierra Chata and 100% in Parva Negra. Sierra Chata is an active natural gas producer in Bacia Neuquina, with total proven reserves as of December 31, 2006 of 56 million barrels of oil and major potential reserves. Parva Negra is a lot adjacent to and north of the Sierra Chata block, which has two drilled wells with signs of natural gas.

On May 18, 2007, Petrobras signed an agreement with the Portuguese companies Galp Energia and Partex for oil exploration and production in four blocks in the Lusitanian basin, on the Portuguese coast, north of Lisbon. Petrobras will be the operator, with a 50% interest, Galp Energia holding 30% and Partex 20%. The contract specifies an eight-year exploration period, involving seismic acquisition and drilling of exploratory wells. This will be the first oil exploration and production activity ever carried out on the Portuguese coast.

On June 4, 2007, in New Delhi, Petrobras signed a partnership agreement with Oil and Natural Gas Corporation Ltda (ONGC), India’s largest oil and gas company. Six deep water exploration blocks will be operated, three of which in Brazil and three off the east coast of India.

At an auction held on August 20, 2007 by the North American regulatory body for activities at sea, Minerals Management Service, Petrobras secured a 100% share and the role of operator in 20 blocks, as well as a partnership (50%) with the US company, Devon Energy, which will be the operator in another 14 blocks in the Gulf of Mexico. Of the blocks purchased, 13 are located in shallow waters, for exploration of deep natural gas reserves, and 21 in deep and ultra-deep water, for oil exploration. As soon as these blocks receive confirmation from the MMS, they will be incorporated in the Petrobras’ portfolio of exploration projects.

At the Ronda Caribe auction held by the Agencia Nacional de Hidrocarburos (ANH) in Colombia on September 18, 2007, Petrobras bought four blocks, of which two as operator and with a 40% share (the other shareholders are Ecopetrol and Hess Corporation), and the other two as non-operator shareholder, with interests of 30% (with British Petroleum and Ecopetrol each holding 35%) and 20% (the other shareholders will be ONGC and Ecopetrol with 40% each).

Pag: 36

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

f) Operations of Thermoelectric Power Stations

In order to raise its energy generation capacity and optimize gas supply commitments, Petrobras has been expanding its portfolio of investments in thermoelectric power stations.

Acquisition of Termoaçu S.A.

On March 07, 2007, the shareholders approved the capital increase of Termoaçu S.A. to the total amount of R$ 53.569 thousand, increasing Petrobras’ equity interest from 62,43% to 65,70%.

On July 31, 2007, the share capital was increased by R$ 65.461 thousand, to supplement that needed to enable the completion of the works on the thermoelectric station, increasing Petrobras’ equity interest to 72,10%.

Acquisition of Termocabo Ltda.

In May 2007, Brasympe Energia S.A., a company in which Petrobras Distribuidora S.A. holds an interest of 20%, acquired 60% of the common shares of Termocabo S.A. for the sum of R$ 29.100 thousand.

Termocabo S.A., which has its main offices in the city of Rio de Janeiro, began operations in July 2002 and has a thermoelectric power plant with an installed capacity of 49,5 MW, located in the municipality of Cabo do Santo Agostinho, in the state of Pernambuco.

g) Other information

g.1) Ipiranga Group

On April 18, 2007, Ultrapar (on its own behalf), having Braskem S.A. and Petróleo Brasileiro S.A. – Petrobras (both through a commission agreement) as intervening parties, acquired control of the companies comprising the Ipiranga Group. The value of transaction is being disbursed in three installments totaling R$ 5.486.235 thousand. On that date, Ultrapar, Braskem and Petrobras effected payment of the first installment amounting to R$ 2.071.107 thousand, purchasing the shares held by the majority shareholders of the Ipiranga Group, of which R$ 742.747 thousand was paid by Petrobras.

Under the agreement signed by Ultrapar, Braskem and Petrobras, Ultrapar took control over the fuel and lubricant distribution businesses in the South and South-East regions (“Southern Distribution Assets”) of Distribuidora de Produtos de

Pag: 37

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Petróleo Ipiranga (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI), Petrobras assumed control over the fuel and lubricant distribution businesses in the North, North-East and Central-West regions (“Northern Distribution Assets”) of Distribuidora de Produtos de Petróleo Ipiranga (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI), and Braskem will obtain control over the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (IPQ) and over this company’s interests in Companhia Petroquímica do Sul (Copesul), with Petrobras also holding an interest in the petrochemical assets. The oil refinery assets held by Refinaria de Petróleo Ipiranga (RPI) are shared equally by Petrobras, Ultrapar and Braskem.

The transaction was presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense (CADE), Office of Economic Law (SDE), Secretary for Economic Monitoring (SEAE), within the timeframe and in accordance with the procedures specified in legislation in force.

Pag: 38

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Ultrapar is responsible for the corporate reorganization of the companies acquired in order to segregate the assets set aside for each company. This reorganization consists of the following stages:

a) A Mandatory Tender Offer (Tag-Along) to purchase the common shares in RPI, DPPI and CBPI;

b) Ultrapar will take over the shares of RPI, DPPI and CBPI;

c) The assets will be segregated as follows: (i) the capital of RPI and CBPI will be reduced to transfer the petrochemical assets directly to Ultrapar, which will be later delivered to Braskem and Petrobras under the terms of the commission agreement, and (ii) CBPI will be split to transfer the Northern Distribution Assets to a company controlled by Petrobras.

This operation is currently in the process of concluding a Public Offering (PO) of the outstanding common shares issued by RPI, DPPI and CBPI. With regard to the first two of these, the CVM granted the registration of the PO on September 14, 2007 and the date of the auction was set for October 22, 2007 with the financial settlement beginning on October 25, 2007. 1.274.718 common shares of DPPI were purchased, equivalent to 77% of the shares, and 2.771.781 shares of RPI, equivalent to 82% of the shares, both through bid offers, for a total amount of R$ 440.763 thousand, of which Petrobras is due R$ 161.561 thousand. The total estimated payout is approximately R$ 549.008 thousand, of which Petrobras is due R$ 201.238 thousand, subject to the actual value of the shares purchased at the auction. As regards CBPI, the registration of the PO was granted on October 08, 2007, and the auction was held on November 08, 2007, with the financial settlement scheduled for November 13, 2007. The total payout is estimated in around R$ 195.586 thousand, with R$ 71.692 thousand due to Petrobras, subject to the same restrictions mentioned above.

With regard to the petrochemical businesses, on April 18, 2007, Petrobras and Braskem filed a request with the CVM to register a PO to close the capital of Copesul. The CVM granted the registration on August 10, 2007 and the auction for the common share issue was held on October 05, 2007. The value of the transaction was estimated in R$ 1.294.236 thousand and the vehicle used for the acquisition was a special purpose company named EDSP58 Participações Ltda, the quotaholders of which are Braskem (60%) and Petrobras (40%). As regards IPQ, the same companies filed for a Tag-Along PO, on May 18, 2007, allowing private parties to purchase shares held by the minority shareholders as at June 28, 2007, with the financial settlement and transfer of the shares by the shareholders. The value of the transaction was R$ 118.000 thousand and the vehicle utilized for the purchase was a special purpose company named EDSP67 Participações S.A., a subsidiary of Ipiranga Quimica S.A. On July 04, 2007, the

Pag: 39

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

CVM granted the application to waive this PO and, on July 18, 2007, the company’s registration as a quoted company was cancelled.

After the first phase of the acquisition, in the petrochemical businesses, Petrobras holds 8,94% of the total capital and 27,13% of the voting capital of Ipiranga Química, recording the amount of R$ 429.405 thousand in the Balance Sheet as an advance under Investments and an equity adjustment of R$ 14.945 thousand in the accounts as at September 30, 2007 (R$ 7.662 thousand as at June 30, 2007), and amortizing the goodwill thereon of R$ 8.096 thousand as at September 30, 2007 (R$ 4.048 thousand as at June 30, 2007). The calculation of the goodwill was estimated taking into account the installment paid in the first phase, the forecasted total value of the transaction, its percentage of total capital considered for equity adjustment and Petrobras’ shareholding at the end of the process (40%).

In the refinery businesses, Petrobras holds 10,01% of the total capital of RPI, and now consolidates proportionally the pro-forma financial statements of the refinery assets of RPI due to the shared control exercised by Petrobras, Braskem and Ultrapar. As a result, the goodwill of R$ 3.013 thousand was reported and amortized in full, making a provision for loss in investments in the same amount due to the negative equity adjustment, reverting R$ 190 thousand due to the results obtained through the refining operation in the second and third quarters of 2007.

As regards the fuel distribution market, the CADE explained that injunction 087000.001507/2007-80 regarding acts of concentration, did not impede Petrobras and Ultrapar – the companies that had acquired the distribution businesses of the Ipiranga Group - from entering into understandings with the objective to formulate a structure of corporate governance that eliminates any risk to competition. The CADE authorized Petrobras and Ultrapar to hold meetings to discuss the matter and present an proposal.

On May 16, 2007, CADE unanimously approved an agreement replacing the terms of the injunction that impeded Petrobras from taking part in the strategic and commercial decisions relating to the acquisition of the distribution assets of the Ipiranga Group.

The document entitled “Agreement to Preserve Reversibility of Transaction (APRO)” allows Petrobras to choose a manager and negotiate the implementation of a governance policy that ensures the preservation of the assets and the rights of the minority shareholders. The timetable for the performance of the transaction remains unaltered.

Pag: 40

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

The manager of Petrobras’ distribution assets has been selected from the market and is expected to run the businesses until the final decision on the transaction is made by CADE.

With the APRO, the management of the distribution assets purchased by Petrobras will become separate from the management of the assets purchased by Ultrapar.

In the distribution businesses, Petrobras recorded the amount of R$ 313.342 thousand as at September 30 and June 30, 2007, relating to the distribution assets, as an advance in Non-Current Assets, in long term receivables, as the APRO is pending the CADE’s final decision on the transaction.

Pag: 41

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

g.2) Exercise of option to purchase shares of EVM Leasing Co.

On June 18, 2007, for US$ 123 million (equivalent to R$ 234.278 thousand) and on the recommendation of Petrobras, Braspetro Oil Company (BOC) exercised its option to purchase all the shares of EVM Leasing Co., the owner of the assets, financed by the investors and financiers of the EVM project financing, in light of the conclusion of the financing structure and other contractual obligations of the project settled by Petrobras.

In the financial statements of Petrobras, the assets and liabilities of EVM were consolidated, as required under the terms of CVM Instruction No. 408/2004. On June 30, 2007, EVM became a direct subsidiary of BOC, which holds 100% of its voting capital, fully paid-up, and its consolidation was in compliance with CVM Instruction No. 247/96.

g.3) Acquisition of Suzano Petroquímica S.A.

On August 03, 2007, Petrobras entered into a share purchase agreement to acquire all the shares comprising the share capital of Suzano Petroquímica S.A., held, directly or indirectly, by its controlling shareholders.

Due to the sale of the direct and indirect shareholdings of Suzano Petroquímica S.A., Petrobras, in compliance with the legal provisions applicable to this case (Article 254-A of Law No. 6.404/76 and CVM Instruction No. 361, BOVESPA – Level 2 Regulations on Differentiated Corporate Governance Practices, will hold a public offer for the purchase of common and preference shares held by the minority shareholders Suzano Petroquímica S.A. (Tag Along PO), and at the same time, a public offering for canceling the registration of Suzano Petroquímica S.A. as a quoted company (PO to close capital)

The purchase value of 100% of the shares of Suzano Petroquímica S.A. is estimated in R$ 2,7 billion, subject to a reduction of up to 7% due to adjustments made as a result of the due diligence process and procedures that are due to take place up to the time the transaction is completed, scheduled for November 30, 2007.

The Extraordinary General Meeting of the Shareholders of Petrobras held on October 29, 2007 approved the ratification of the Share Purchase Agreement for Suzano Petroquímica S.A., as well as the nomination of the ABN Amro Bank as the specialist company to issue the assessment report on the transaction, as specified in Article 256 of Law No. 6.404/76.

Pag: 42

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

The transaction was presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense (CADE), Office of Economic Law (SDE), Secretary for Economic Monitoring (SEAE), within the timeframes and in accordance with the procedures specified in legislation in force. The process is currently in the instruction phase at the CADE.

11. PROPERTY, PLANT AND EQUIPMENT

11.1. By operating segment

Consolidated

	R$ thousand

	09.30.2007			06.30.2007

		Accumulated
	Cost	Depreciation	Net	Net

Exploration and Production	115.515.902	(44.832.016)	70.683.886	67.596.650
Supply	40.427.367	(17.115.387)	23.311.980	21.696.729
Distribution	4.610.875	(1.883.584)	2.727.291	2.672.683
Gas and Energy	22.541.998	(4.183.798)	18.358.200	17.168.349
International	19.908.877	(7.607.558)	12.301.319	12.100.914
Corporate	2.712.456	(861.295)	1.851.161	1.774.121

	205.717.475	(76.483.638)	129.233.837	123.009.446

Pag: 43

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Parent Company

	R$ thousand

	09.30.2007			06.30.2007

		Accumulated
	Cost	Depreciation	Net	Net

Exploration and Production	85.609.020	(37.756.999)	47.852.021	44.780.508
Supply	33.120.379	(15.355.904)	17.764.475	16.426.729
Gas and Energy	3.044.909	(583.937)	2.460.972	2.338.391
International	17.975	(9.405)	8.570	7.875
Corporate	2.564.635	(839.463)	1.725.172	1.661.650

	124.356.918	(54.545.708)	69.811.210	65.215.153

11.2. By type of asset

Consolidated

		R$ thousand

		09.30.2007			06.30.2007

	Estimated
	Useful Life		Accumulated
	in years	Cost	Depreciation	Net	Net

Buildings and improvements	25 to 40	5.538.889	(2.073.484)	3.465.405	3.604.429
Equipment and other assets	3 to 30	90.009.824	(44.848.283)	45.161.541	44.681.456
Land		805.789		805.789	753.482
Materials		4.145.023		4.145.023	3.641.951
Advances to suppliers		2.132.586		2.132.586	1.452.864
Expansion projects		38.098.408		38.098.408	34.967.725
Oil and gas exploration and
production development costs
(E&P)		64.986.956	(29.561.871)	35.425.085	33.907.539

		205.717.475	(76.483.638)	129.233.837	123.009.446

Pag: 44

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Parent Company

		R$ thousand

		09.30.2007			06.30.2007

	Estimated
	Useful Life		Accumulated
	in years	Cost	depreciation	Net	Net

Buildings and improvements	25 to 40	3.519.776	(1.485.898)	2.033.878	1.905.980
Equipment and other assets	3 to 30	41.638.516	(27.649.144)	13.989.372	13.735.693
Land		362.106		362.106	301.974
Materials		3.466.023		3.466.023	3.020.792
Advances to suppliers		553.367		553.367	493.667
Expansion projects		20.593.056		20.593.056	18.291.169
Oil and gas exploration and
production development
costs (E&P)		54.224.074	(25.410.666)	28.813.408	27.465.878

		124.356.918	(54.545.708)	69.811.210	65.215.153

The equipment and fixtures relating to oil and gas production captive to the respective wells developed, are depreciated according to the monthly production volume in relation to each production field’s proven and developed reserves. The straight-line method is used for assets with a useful life shorter than the life of the field or that are tied to fields at various stages of production. Other equipment and assets not related to oil and gas production are depreciated according to their estimated and useful life.

The relevant expenses incurred on scheduled stoppages to maintain the industrial plants and ships, which include spare parts, and assembly and disassembly services, among others, are registered in the fixed assets.

These stoppages occurred in scheduled periods occurring once every four years on average and the respective expenses are depreciated as production cost until the following stoppage.

11.3 Oil and gas exploration and development costs

	R$ thousand

	Consolidated		Parent Company

	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Capitalized costs	64.986.956	62.851.342	54.224.074	52.225.378
Accumulated depreciation	(28.890.619)	(28.343.959)	(24.795.552)	(24.213.289)
Amortization of provision for abandonment	(671.252)	(599.844)	(615.114)	(546.211)

Net investment	35.425.085	33.907.539	28.813.408	27.465.878

Pag: 45

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

The expenditure on exploration and development of oil and gas production is recorded according to the successful efforts method. This method determines the development costs for all the production wells and the successful exploration wells linked to economically viable reserves should be capitalized, while the costs of geological and geophysical work are to be considered as expenses for the period in which they were incurred and the costs of dry exploration wells and those related to non-commercial reserves are to be recorded in the income statement when they are identified as such.

The capitalized costs and the related assets are reviewed annually, on a field-by-field basis, to identify potential losses under the recovery, based on the estimated future cash flow.

The capitalized costs are depreciated using the units produced method in relation to proven and developed reserves. These reserves are estimated by company geologists and petroleum engineers according to international standards and reviewed annually or when there are signs of significant alterations.

In accordance with the accounting practice adopted, supported by statement SFAS 143 – “Accounting for Asset Retirement Obligations” issued by the “Financial Accounting Standards Boards - FASB”, the future liability for abandoning wells and dismantling the production area is accounted for at its present value, discounted at a risk-free rate, and is fully recorded at the time of the declaration of commerciality of each field, as part of the cost of the related assets (property, plant and equipment) as a balancing item to the provision, recorded in the liabilities, which shall support these expenses.

The interest expense on the provision for the liability to the amount of R$ 153.820 thousand from January to September 2007 has been classified as operating expenditure – expenses on prospecting and drilling to extract oil (item 3.06.05.04 of the Statement of Income – Quarterly Financial Information – Parent Company).

Pag: 46

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

11.4. Depreciation

The depreciation expenses from January to September 2007 and 2006 are as follows:

	R$ thousand

	Consolidated		Parent Company

	Jan-Sep/2007	Jan-Sep/2006	Jan-Sep/2007	Jan-Sep/2006

Portion absorbed in costing:
Of assets	3.569.376	3.609.455	1.145.310	1.333.530
Of exploration and production costs	2.365.674	1.865.542	1.875.503	1.420.137
Of capitalization of/provision for
well abandonment	232.223	150.822	218.770	145.320

	6.167.273	5.625.819	3.239.583	2.898.987
Portion recorded directly in income
statement	1.028.781	998.598	563.340	488.343

	7.196.054	6.624.417	3.802.923	3.387.330

11.5. Leasing of platforms and ships

As of September 30, 2007 and June 30, 2007, direct and indirect subsidiaries had leasing contracts for offshore platforms and ships chartered to Petrobras, and the commitment assumed by the Parent Company is equivalent to the amount of the contracts. The Parent Company also had leasing contracts with third parties for other offshore platforms.

The balances of the property, plant and equipment, net of depreciation, and liabilities relating to offshore platforms which, if they were recorded as assets purchased under capital leases, are as follows:

	R$ thousand

	Consolidated		Parent Company

	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Property, plant and equipment,
Net of depreciation	1.301.162	1.384.878	136.997	196.484

Financing:
Short-term (current)	500.671	465.392	39.066	67.415
Long-term (non-current)	1.131.513	1.514.522	91.945	278.362

	1.632.184	1.979.914	131.011	345.777

Prepaid expenditures on platform charters incurred prior to the operational startup are recorded as prepaid expenses and amount to R$ 1.090.848 thousand as of September 30, 2007 (R$ 1.154.117 thousand as of June 30, 2007), with R$ 836.150 thousand recorded in the non-current assets as of September 30, 2007 (R$ 898.161 thousand as of June 30, 2007).

Pag: 47

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

11.6. Lawsuits abroad

a) In the United States – P-19 and P-31

On July 25, 2002, Braspetro Oil Service Co. (Brasoil) and Petrobras won related lawsuits filed with an American lower court by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company, which had, since 1997, attempted to obtain a legal judgment in the United States to exempt them from the obligation to indemnify Brasoil for the construction (“performance bond”) of platforms P-19 and P-31, and from Petrobras, the refund of any amounts that they might be ordered to pay in the “performance bond” proceeding.

A court decision by the first level of the Federal Court of the District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt, relating to the performance bond, totaling approximately US$ 370 million.

The insurance companies have filed appeals against the decision with the United States Court of Appeals for the Second Circuit. A decision was handed down on May 20, 2004, when the Court partly maintained the verdict, confirming the insurance companies’ liability to pay the performance bonds and exempting the insurance companies from the obligation to pay liquidated damages, attorney’s fees and expenses, reducing the indemnity to US$ 245 million.

The insurance companies appealed against this decision to the full court, which rejected the appeal, thus confirming the unfavorable verdict as mentioned. In April 2005, the parties (Insurance companies and Brasoil) began discussions seeking to settle the credit of Brasoil, resulting in the execution of a Memorandum of Understanding, the effects of which, however, led to further queries and issues to be settled in court. On July 21, 2006, the U.S. Court delivered an executive decision specifying the points of divergence, and the interest due. However, it made payment of the amounts owed to Brasoil subject to the permanent discontinuance of the legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

Pag: 48

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

b) Lawsuit in London – P-36

Brasoil and Petrobras participate in several contracts relating to the conversion and acquisition of the P-36 Platform, which suffered a total loss in an accident (sinking) during 2001. Under these contracts, Brasoil and Petrobras had undertaking to deposit any insurance reimbursement, in the event of an accident, in favor of a Security Agent for the payment of creditors, in accordance with contractual terms. A legal action brought by companies that claiming part of these payments is currently in progress in a London Court, since Brasoil and Petrobras understand that they are entitled to these amounts in accordance with the distribution mechanism already mentioned.

In April 2003, Brasoil provided the Court with a bank guarantee obtained from a financial institution for the payment of insurance indemnity, and provided the financial institution with counter-guarantees in the amount of US$ 175 million. Pursuant to the verdict handed down by the foreign Court on December 15, 2005, payments were made to Brasoil, on account of the bank guarantee, amounting to US$ 171 million. On January 4, 2006, the guarantee provider confirmed that the guarantee was cancelled.

The trial was divided into two stages. The first stage was in October 2003 with a decision being handed down on February 2, 2004. The terms of the decision are complex and subject to appeal. In summary: (i) neither Petrobras nor Brasoil have been considered to have defaulted on their obligations; (ii) Petromec and Maritima are subject to reimbursing Brasoil for approximately US$ 58 million plus interest; and (iii) Petromec and Maritima are not liable for delays or unfinished work.

On July 15, 2005 a verdict was handed down determining that the insurance indemnification belongs to Brasoil, except the amount of US$ 629 thousand plus interest that should be paid to the other parties in the litigation, as well as an additional amount of US$ 1,5 million that should be held on deposit until the result of certain pending matters.

Following the trial in February 2004, Petromec amended the legal suit claiming the amount of US$ 131 million plus interest and/or financial costs up to the date of the trial in additional costs for upgrading work carried out and, alternatively, for damages for perjury, but without stipulating the amount of damages. The perjury trial took place between January 16 and February 09, 2006 and the verdict delivered on June 16, 2006 ruled Petromec’s claims to be without merit. Petromec did not submit an appeal and this decision is final.

A preliminary judgment on the method to be used to calculate the Petromec’s claim was held on June 26 and 27, 2007. On July 6, 2007 the Court handed down its decision in favor of the methodology defended by Petrobras and Brasoil.

Pag: 49

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Petromec obtained permission to appeal the decision and the Court decided to suspend the process until the appeal is judged, which will probably occur during November 2007.

Judgment of the claim for additional costs is scheduled to take place from October 2008 onwards, however, the abovementioned appeal could lead to the postponement of the judgment.

c) Other indemnity lawsuits

Pursuant to the construction and conversion of vessels into “FPSO - Floating Production, Storage and Offloading” and “FSO - Floating, Storage and Offloading”, considering the contractual default of the constructors, by September 30, 2007, Brasoil had contributed, on behalf of the constructors, with financial resources in the amount of US$ 614 million, equivalent to R$ 1.129.861 thousand on September 30, 2007 (R$ 1.179.432 thousand on June 30, 2007), paid directly to the suppliers and subcontractors in order to avoid further delays in the construction/conversion activities and consequently losses to Brasoil.

Based on the opinion of Brasoil’s legal advisers, these expenses should be reimbursed, since they represent a right of Brasoil with respect to the constructors, for which reason lawsuits filed with international courts to obtain financial reimbursement. However, as a result of the litigious nature of the assets and the uncertainties as regards to the probability of receiving all the amounts disbursed, the company conservatively recorded a allowance for doubtful accounts for all credits that are not backed by collateral, in the amount of US$ 542 million, equivalent to R$ 997.384 thousand on September 30, 2007 (R$ 1.040.666 thousand on June 30, 2007).

Pag: 50

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

12. INTANGIBLE

12.1. Segment reporting

Consolidated

	R$ thousand

	09.30.2007			06.30.2007

		Accumulated
	Cost	Depreciation	Net	Net

Exploration and Production	1.787.760	(246.549)	1.541.211	1.536.092
Supply	278.971	(87.654)	191.317	201.275
Distribution	199.400	(93.144)	106.256	105.989
Gas and Energy	125.219	(22.058)	103.161	76.064
International	3.482.058	(1.132.316)	2.349.742	2.463.116
Corporate	1.591.885	(551.403)	1.040.482	1.106.746

	7.465.293	(2.133.124)	5.332.169	5.489.282

Pag: 51

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Parent Company

	R$ thousand

	09.30.2007			06.30.2007

		Accumulated
	Cost	Depreciation	Net	Net

Exploration and Production	1.787.281	(246.449)	1.540.832	1.535.701
Supply	190.383	(56.202)	134.181	130.341
Gas and Energy	94.901	(5.585)	89.316	62.151
International	40.087	(8.571)	31.516	18.713
Corporate	1.558.161	(527.390)	1.030.771	1.096.495

	3.670.813	(844.197)	2.826.616	2.843.401

12.2. By asset type

Consolidated

		R$ thousand

		09.30.2007			06.30.2007

	Estimated
	Useful Life		Accumulated
	in years	Cost	Depreciation	Net	Net

Rights and concessions (*)	25	4.864.930	(1.156.458)	3.708.472	3.856.890
Software	4	2.600.363	(976.666)	1.623.697	1.632.392

		7.465.293	(2.133.124)	5.332.169	5.489.282

Parent Company

		R$ thousand

		09.30.2007			06.30.2007

	Estimated
	Useful Life		Accumulated
	in years	Cost	Depreciation	Net	Net

Rights and concessions (*)	25	1.476.121	(14.645)	1.461.476	1.460.222
Software	4	2.194.692	(829.552)	1.365.140	1.383.179

		3.670.813	(844.197)	2.826.616	2.843.401

(*) Trademarks and Patents also included.

Expenditure on rights and concessions includes the subscription bonuses, trademarks and patents relating to bid offers for oil or natural gas exploration concessions, recorded at acquisition cost value and amortized according to the units produced in relation to the proven and developed reserves.

Pag: 52

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

13. LOANS AND FINANCINGS

Consolidated

	R$ thousand

	Current		Non-current

	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Foreign
Financial institutions	3.767.143	4.644.278	11.720.270	12.185.250
Bearer obligations - "Notes", “Global Notes” and
“Global Step-Up Notes”	1.836.782	1.895.945	7.287.448	7.141.885
Suppliers			14.306	14.785
“Trust Certificates” – “Senior/Junior”	126.613	132.317	763.116	831.175
Other	8.520	4.856		548.101

Subtotal	5.739.058	6.677.396	19.785.140	20.721.196

Local
BNDES - National Economic and Social
Development Bank (state owned-company)	2.436.203	2.389.274	2.642.874	2.155.221
Debentures	294.153	469.129	3.701.559	3.703.328
FINAME – related to the construction of the
Bolivia – Brazil gas pipeline	87.671	83.069	310.732	325.804
Other (*)	1.462.347	635.440	658.686	680.278

Subtotal	4.280.374	3.576.912	7.313.851	6.864.631

Total	10.019.432	10.254.308	27.098.991	27.585.827

Interest on loans and financings	(579.366)	(710.513)

Principal	9.440.066	9.543.795
Current portion of the loans and financings in the
non-current liabilities	(4.579.207)	(4.452.041)

Total short-term loans and financings	4.860.859	5.091.754

(*) Includes R$ 1.114 thousand in advances on export contracts (ACC).

Pag: 53

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Parent Company

	R$ thousand

	Current		Non-current

	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Foreign
Financial institutions	484.484	520.674	1.237.928	1.411.513
Bearer obligations - "Notes"	373.531	365.334

Subtotal	858.015	886.008	1.237.928	1.411.513

Local
Debentures	92.912	283.668	2.798.156	2.772.032
FINAME – related to the construction of the
Bolivia – Brazil gas pipeline	84.880	80.529	302.158	316.503
Other	27.339	32.155	56.549	63.081

Subtotal	205.131	396.352	3.156.863	3.151.616

Total	1.063.146	1.282.360	4.394.791	4.563.129

Interest on loans and financings	(72.002)	(261.656)

Principal	991.144	1.020.704
Current portion of the loans and financings in
the non-current liabilities	(991.144)	(1.020.704)

Total short-term loans and financings

Pag: 54

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

13.1. Non-current debt maturity dates

	R$ thousand

	09.30.2007

	Consolidated	Parent Company

2008	1.324.168	135.552
2009	7.442.362	468.521
2010	3.936.025	1.557.011
2011	2.350.547	354.291
2012 and thereafter	12.045.889	1.879.416

	27.098.991	4.394.791

13.2. Non-current debt interest rates

	R$ thousand

	Consolidated		Parent Company

	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Foreign
Up to 6%	4.393.624	4.618.527	748.205	1.074.106
From 6 to 8%	11.016.573	11.555.250	489.723	337.408
From 8 to 10%	3.713.018	3.935.543
From 10 to 12%	224.534	137.638
Up to 12%	437.391	474.238

	19.785.140	20.721.196	1.237.928	1.411.514

Local
Up to 6%	2.460.263	2.432.775	56.549	63.081
From 6 to 8%	391.318
From 8 to 10%	1.475.752	1.554.772	735.713	783.120
From 10 to 12%	2.695.598	2.597.594	2.364.601	2.305.414
Up to 12%	290.920	279.490

	7.313.851	6.864.631	3.156.863	3.151.615

	27.098.991	27.585.827	4.394.791	4.563.129

13.3. Non-current balances per currency

	R$ thousand

	Consolidated		Parent Company

	09.30.2007	06.30.2007	09.30.2007	06.30.2007

US Dollar	20.171.377	21.348.985	1.142.300	1.307.187
Japanese yen	955.685	965.546	395.161	417.446
Euro	130.988	134.956	2.624	3.383
Real	4.873.409	3.710.418	2.854.706	2.835.113
Other	967.532	1.425.922

	27.098.991	27.585.827	4.394.791	4.563.129

Pag: 55

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

The estimated fair value for the Parent Company and Consolidated’s long-term loans on September 30, 2007 were, respectively, R$ 4.687.654 thousand, and R$ 28.122.489 thousand, calculated at the market rates in force, taking into consideration the nature, term and risks, similar to those in the registered contracts and may be compared to their book values of R$ 4.394.791 thousand and R$ 27.098.991 thousand.

The contracted hedge operations in connection with Notes issued abroad in foreign currency are disclosed in Note 23.

13.4. Export prepayments

Petrobras and Petrobras Finance Ltd. (PFL) have contracts (“Master Export Contract” and “Prepayment Agreement”) between themselves and a Special Purpose Company not related with Petrobras, named PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil acquired from Petrobras.

On September 30, 2007, the balance of export prepayments amounted to R$ 763.115 thousand in the non-current liabilities (R$ 831.175 thousand as of June 30, 2007) and R$ 125.484 thousand in the current liabilities (R$ 131.138 thousand as of June 30, 2007).

13.5. Other information

The loans and financing are mainly intended to acquire raw materials, develop oil and gas production projects, construct ships and pipelines in addition to expanding industrial plants.

a) Debentures

The debentures issued through BNDES, for the anticipated-acquisition of the right to use the Bolivia-Brazil pipeline, over a 40-year period, to transport 6 million cubic meters of gas per day (“TCO - Transportation Capacity Option”), totaled R$ 430.000 thousand (43.000 thousand of notes with par value of R$ 10) maturing February 15, 2015. Gaspetro, as the intermediary in the transaction, provided a guarantee to the BNDES, secured on common shares issued by Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. - TBG and held by Gaspetro, in respect of these debentures.

Pag: 56

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Petrobras is not required to provide guarantees to foreign financial institutions. Financing obtained from the National Economic and Social Development Bank (BNDES) is secured by the assets being financed (carbon steel tubes for the Bolivia-Brazil Pipeline and vessels).

On account of the guarantee contract issued by the Federal Government in favor of the Multilateral Credit Agencies, as a result of the loans raised by TBG, counter-guarantee contracts have been signed by the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., whereby TBG undertakes to tie its revenues to the oder of the National Treasury until the settlement of the obligations guaranteed by the Federal Government.

On August 02, 2006, the Extraordinary General Meeting held by Alberto Pasqualini – Refap S.A. approved the value of the private issue of simple, nominative, book entry debentures to the amount of R$ 852.600 thousand. The debentures are being issued in order to expand and modernize the company’s industrial facilities and to raise its oil processing capacity from 20.000 m³/day to 30.000 m³/day.

The issue was made on the following terms: issue on September 08, 2006 and amortization over 96 months plus a six-month grace period; 90% of the debentures were subscribed by the BNDES with interest at the Brazilian Long-term Interest Rate (TJLP) + 3,8% p.a.; 10% of the debentures were subscribed by BNDESPAR at the interest rate of the BNDES’ basket of currencies plus 2,3% p.a..

Pag: 57

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

b) Indebtedness of CIESA and TGS

In order to clean up the finances of Compañia de Inversiones de Energia S.A. - CIESA, a jointly-controlled company), PESA transferred its interest of 7,35% in the capital of Transportadora de Gás Del Sur S.A. - TGS, a subsidiary of CIESA, to ENRON, and ENRON simultaneously transferred 40% of its interest in the capital of CIESA to a trustee. In a second stage of the process, once the approvals required from Ente Nacional Regulador del Gas – ENARGAS (National Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (National Competition Defense Commission) have been obtained, ENRON shall transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4,3% of the class B common shares in TGS that CIESA will hand over to its financial creditors, in part payment of the debt. The remaining balance of the financial debt shall be capitalized by the creditors.

ENARGAS sent the order to the Unidade de Renegociación de Contratos de Serviços Públicos - UNIREN in order to issue it, as it is a matter of its competence. This was concluded in January 2007 and is currently awaiting action by ENARGAS.

As it is operating under long-term constraints which significantly hinder its capacity to transfer capital to investors, and until the process to clean up the finances of the company is not concluded, CIESA will continue to be excluded from the consolidation process of Petrobras, pursuant to CVM Instruction 247/96.

The Extraordinary General Meeting of the TGS Shareholders held on December 21, 2006 approved the creation of a global program for issuing marketable obligations to the amount of US$ 650 million, as authorized by the Comisión Nacional de Valores - CNV on January 18, 2007. On September 30, 2007, the financial debt of TGS was comprised, primarily, of US$ 500 million in marketable obligations, issued through the abovementioned program.

c) PESA Issues Marketable Obligations

On May 07, 2007 Petrobras Energia S.A. - PESA, a company indirectly controlled by Petrobras, issued Marketable Obligations amounting to US$ 300 million with a term of 10 years and 5,875% interest p.a.. Interest will be paid semiannually and the capital will be paid in a single installment at maturity.

Pag: 58

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

The marketable obligations are guaranteed by Petrobras through a Standby Purchase Agreement. Under the agreement, in the event of failure to pay the capital, interest or any other commitments undertaken by PESA, Petrobras will be required to buy the rights to receive such payments from the note holders.

The issuance was made both in the Argentinean market and the international market.

d) Global Notes

The subsidiary Petrobras International Finance Company (PifCo) made a note exchange offer, with the transaction being settled on February 07, 2007. PifCo consequently received and accepted offers to the amount of US$ 399 million (face value). The old securities received under the exchange were cancelled on the same date and as a result PifCo issued new securities on the transaction settlement date maturing in 2016 with a coupon of 6,125% p.a. to the amount of US$ 399 million. The securities constitute a single, fungible issuance with the US$ 500 million issued on October 06, 2006, amounting to US$ 899 million in securities issued with maturity in 2016. PifCo also paid investors the amount equal to US$ 56 million as a result of the offering to exchange the securities.

e) Loan to Petrobras Netherlands BV (PNBV)

On September 12, 2007 the subsidiary Petrobras Netherlands BV (PNBV) signed a loan agreement with Banco Bilbao Vizcaya Argentaria (BBVA) for the amount of US$ 200 million, with interest of 5,94% p.a. and a term of four years.

In addition, PNBV contracted a line of credit with Banco Santander Overseas Bank, Inc. - SANTANDER for up to US$ 300 million. On September 25, 2007, the subsidiary utilized US$ 150 million. In October 2007, the remaining US$ 150 million were used. The term is for one year and may be extended for up to two years in the full amount, and partially, for the full term of six years. The rate of interest charged is 5,30% p.a..

These funds were used in full settlement of the intercompany loans with Braspetro Oil Services Company (Brasoil), contracted by PNBV to purchase platforms P-34 and P-35.

Brasoil used these monies in settlement of intercompany loans with the Parent Company, Petrobras, and Petrobras International Finance Company (PifCo), which used them to pay commitments with third parties.

Pag: 59

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

14. FINANCIAL INCOME (EXPENSES), NET

Financial charges and net monetary and exchange variation, allocated to the income statement for January to September 2007 and 2006, are shown as follows:

	R$ thousand

	Consolidated		Parent Company

	JAN-SEP/2007	JAN-SEP/2006	JAN-SEP/2007	JAN-SEP/2006

Financial expenses
Loans and financings	(2.268.953)	(2.611.408)	(381.616)	(461.820)
Suppliers	(91.147)	(111.760)	(1.534.972)	(1.046.551)
Capitalized interests	539.454	214.978
Others	(551.533)	(607.206)	(168.558)	(151.126)

	(2.372.179)	(3.115.396)	(2.085.146)	(1.659.497)

Financial revenue
Short Term Investments	716.839	699.999	419.898	129.439
Subsidiaries, joint subsidiaries
and associated companies		103	2.489.356	1.446.371
Advances to suppliers	38.418	45.442	38.417	45.442
Advances for pension plan	55.994	52.610	55.994	52.610
Others	879.040	892.802	215.844	394.200

	1.690.291	1.690.956	3.219.509	2.068.062

Monetary and exchange
variation, Net	(2.400.899)	164.853	(3.582.556)	(524.885)

	(3.082.787)	(1.259.587)	(2.448.193)	(116.320)

15. OTHER OPERATING EXPENSES, NET

	R$ thousand

	Consolidated		Parent Company

	JAN-SEP/2007	JAN-SEP/2006	JAN-SEP/2007	JAN-SEP/2006

Incentive to renegotiate the pension plan (*)	(1.050.952)		(972.143)
Institutional relations and cultural projects	(822.150)	(723.734)	(777.262)	(665.915)
Operating expenses on thermoelectric power
stations	(394.229)	(443.061)	(265.230)	(318.807)
Corporate expenditure on environment,
healthcare and safety (SMS)	(328.782)	(215.831)	(318.047)	(212.590)
Collective labor agreements	(286.717)		(285.495)
Losses and contingencies with judicial
process	(262.207)	(244.304)	(181.892)	(221.458)
Contractual fines	(263.638)		(208.638)
Contractual charges on shipment services -
“ship or pay”	(68.199)	(98.646)	(84.903)	(127.753)
Unscheduled stoppages on production
facilities and equipment	(97.390)	(73.615)	(95.422)	(70.555)
Income from hedge transactions	(78.509)	(188.270)	(78.509)	(110.522)
Others	(860.731)	(711.154)	(982.710)	(632.014)

	(4.513.504)	(2.698.615)	(4.250.251)	(2.359.614)

(*) Refers to the financial incentive paid to the participants and other related expenses, in order to enable the Plan to be renegotiated.

Pag: 60

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

16. TAXES, CONTRIBUTIONS AND PARTICIPATIONS

16.1. Recoverable taxes

	R$ thousand

	Consolidated		Parent Company

Current assets	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Local:
ICMS – Domestic Value added tax	3.321.784	3.298.855	2.911.156	2.863.543
PASEP/COFINS	1.137.811	903.042	663.628	602.638
CIDE – Contribution on Intervention in the
Economic Domain	48.123	49.966	48.118	49.961
Income tax	633.774	616.243	253.927	246.154
Social contribution	198.420	121.531	90.366	27.660
Deferred income tax and social contribution	1.214.069	1.859.003	983.633	1.643.847
Other taxes	390.788	373.567	183.261	183.585

	6.944.769	7.222.207	5.134.089	5.617.388

Foreign:
Value Added Tax – VAT	202.841	230.991
Deferred income tax and social contribution	43.584	70.919
Other taxes	225.291	206.249

	471.716	508.159

	7.416.485	7.730.366	5.134.089	5.617.388

Pag: 61

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

16.2. Taxes, contributions and participations payable

	R$ thousand

	Consolidated		Parent Company

Current liabilities	09.30.2007	06.30.2007	09.30.2007	06.30.2007

ICMS	2.343.260	2.529.390	2.125.300	2.331.762
COFINS – Tax for social security financing	579.086	733.744	412.890	593.440
CIDE	576.397	607.277	526.073	556.878
PASEP – Public service employee savings	125.472	159.138	94.548	131.886
Special participation program/royalties	2.544.829	2.315.003	2.514.286	2.285.310
Income tax and social contribution retentions	460.606	280.458	477.139	307.590
Current Income tax and social contribution (*)	533.827	902.614	3.119	443.774
Deferred income tax and social contribution	1.368.927	1.322.203	1.214.988	1.158.579
Other taxes	252.638	238.894	117.830	108.306

	8.785.042	9.088.721	7.486.173	7.917.525

(*) Net of R$ 113.803 thousand, as of September 30, 2007, relating to tax incentive of income tax reduction (ADENE and ADA).

16.3. Deferred taxes and social contribution deferred – non-current

	R$ thousand

	Consolidated		Parent Company

	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Assets – non-current
Deferred income tax and social contribution	3.901.777	3.695.992	1.708.568	1.564.200
ICMS deferred	1.080.880	1.036.896	807.006	760.410
PASEP/COFINS deferred	2.696.943	2.356.726	2.603.678	2.353.111
Others	279.563	269.846

	7.959.163	7.359.460	5.119.252	4.677.721

Liabilities – non-current
Deferred income tax and social contribution	10.277.980	9.731.089	8.392.450	8.014.383
Others	94.513	97.498

	10.372.493	9.828.587	8.392.450	8.014.383

Pag: 62

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

16.4. Deferred income tax and social contribution

The grounds and expectations for the realization of the deferred tax assets and liabilities are presented as follows:

a) Deferred income tax and social contribution assets

R$ thousand

09.30.2007

		Parent
Nature	Consolidated	Company	Basis for realization

			By realization of losses in view of the
Provisions for contingencies and			outcome of legal suits and overdue
allowance for doubtful accounts	381.666	195.951	credits.

Provision for profit sharing	304.805	277.653	By payment.

			By payment of the contributions of the
Pension Plan	1.618.457	1.586.013	sponsors.

Tax losses	603.323		With future taxable profits.

			By means of effective profit
Unrealized profits	1.139.258		accomplishment.

Temporary difference between			To be realized during the period of
the accounting and tax			depreciation of assets under the
depreciation criteria.	156.181	63.002	straight line method.

Provision for ANP research and			By realization of the expenditures.
development investment	185.669	185.669

Other	770.071	383.913

Total	5.159.430	2.692.201

Non-current	3.901.777	1.708.568

Current	1.257.653	983.633

Pag: 63

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

b) Deferred income tax and social contribution liabilities

R$ thousand

09.30.2007

		Parent
Nature	Consolidated	Company	Basis for realization

			Depreciation based on the unit-of
			production method in relation to the
Cost of prospecting and drilling			proven/developed reserves on the oil
activities for oil extraction	9.333.519	9.333.519	fields.

Temporary difference between			The difference in depreciation /
the accounting and tax			amortization used for tax and accounting
depreciation criteria	532.939		purposes.

Accelerated and special			Through depreciation over the useful life of
depreciation	33.781	33.781	the asset or write-off

Income tax and social
contribution – foreign			Through occurrence of triggering events
operations	445.179	219.483	that generate income.

Investments in subsidiaries			Through occurrence of triggering
and affiliated companies	110.481		events that generate income.

Foreign exchange variations
on loans	532.386		Cash basis reporting

Other	658.622	20.655

Total	11.646.907	9.607.438

Non-current	10.277.980	8.392.450

Current	1.368.927	1.214.988

Pag: 64

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

c) Realization of deferred income tax and social contribution

At the Parent Company level, realization of deferred tax credits amounting to R$ 2.692.201 thousand does not depend on future income since these credits will be absorbed annually by realizing the deferred tax liability.

For the portion exceeding the Parent Company’s balance, when applicable, in the Consolidated statements the management of the subsidiaries expects to carry forward these credits up to ten years, based on the projections made.

	R$ thousand

	Realization expectation

	Consolidated		Parent Company

	Deferred	Deferred	Deferred	Deferred
	income tax	income tax	income tax	income tax
	and social	and social	and social	and social
	contribution	contribution	contribution	contribution
	assets	liabilities	assets	liabilities

2007	1.210.241	1.344.447	983.633	1.214.988
2008	506.698	1.436.367	189.122	1.214.988
2009	346.175	1.448.599	189.122	1.214.988
2010	545.386	1.585.885	183.002	1.224.511
2011	554.880	1.393.734	449.818	1.223.847
2012	292.043	1.364.240	183.002	1.214.533
2013 and thereafter	1.704.007	3.073.635	514.502	2.299.583

Amount accounted for	5.159.430	11.646.907	2.692.201	9.607.438
Amount not accounted for	983.947		356.442

Total	6.143.377	11.646.907	3.048.643	9.607.438

The subsidiary Petrobras Energia S.A. (PESA) and its subsidiaries have tax credits resulting from accumulated tax losses of approximately R$ 508.119 thousand that are not recorded in its assets. As the specific tax legislation in Argentina and other countries where PESA has investments, stipulate a limitation period for such credits, they may only be used to offset future taxes, due until 2007, in the amount of R$ 372.361 thousand, and from 2008 onwards, R$ 135.758 thousand.

The subsidiary Petrobras América Inc. (PAI) has tax credits resulting from accumulated tax losses of approximately R$ 154.630 thousand (US$ 84million) that are not recorded in its assets and which in accordance with US legislation, will lapse in 2026.

Pag: 65

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

16.5. Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution determined in accordance with nominal rates and the related amounts recorded to the end of the third quarter of 2007 and 2006 is presented as follows:

Consolidated

	R$ thousand

	JAN-SEP/2007	JAN-SEP/2006

Income before tax and after profit sharing for employees	26.828.785	31.965.147

Income tax and social contribution at nominal rates (34%)	(9.121.787)	(10.868.151)
Adjustments to determine effective rate:
• Permanent additions, net	(324.717)	(509.230)
• Equity pick-up	(61.267)	(149.921)
• Goodwill/Discount Amortization	15.979	13.035
• Tax incentives	109.073	62.186
• Prior year income tax and social contribution adjustment	(174.033)	63.548
• Credit due to inclusion of JSCP as operating expenses	1.491.593	1.491.593
Other items	(849.406)	(98.271)

Expense for income tax and social contribution	(8.914.565)	(9.995.211)

Deferred income tax and social contribution	(501.883)	541.146
Current income tax and social contribution	(8.412.682)	(10.536.357)

	(8.914.565)	(9.995.211)

Pag: 66

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Parent Company

	R$ thousand

	JAN-SEP/2007	JAN-SEP/2006

Income before tax and after profit sharing employees	24.016.184	29.609.406

Income tax and social contribution at nominal rates (34%)	(8.165.502)	(10.067.198)
Adjustments to determine effective rate:
• Permanent additions, net	(546.280)	(567.434)
• Equity pick-up	101.126	194.149
• Goodwill/Discount amortization	2.950	2.692
• Tax incentives	103.919	62.088
• Prior year income tax and social contribution adjustment	(144.095)	100.622
• Credit due to inclusion of JSCP as operating expenses	1.491.593	1.491.593

Expense for income tax and social contribution	(7.156.289)	(8.783.488)

Deferred income tax and social contribution	(444.455)	391.170
Current income tax and social contribution	(6.711.834)	(9.174.658)

	(7.156.289)	(8.783.488)

17. EMPLOYEE BENEFITS

17.1. Pension Plan - Fundação Petrobras de Seguridade Social - Petros

a) Petros Plan

Fundação Petrobras de Seguridade Social - Petros, set up by Petrobras, introduced the Petros Plan, a defined-benefit pension plan, in July of 1970 to ensure members a supplement to the benefits provided by Social Security.

As at September 30, 2007, the Petros Plan is represented by the following sponsor companies in the Petrobras Group: Petrobras, the subsidiaries Petrobras Distribuidora S.A. (BR), Petrobras Química S.A. (Petroquisa), and Alberto Pasqualini - Refap S.A., a subsidiary of Downstream Participações Ltda.

The Petros Plan is now closed to new employees of the Petrobras system who have joined since September 2002, and as from July 01, 2007, the Company

Pag: 67

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

introduced a new private pension plan, Petros-2 for those employees without supplementary plans.

Evaluation of the Petros costing plan is performed by independent actuaries based on a capitalization system for the majority of the benefits, and currently, this Foundation receives monthly contributions from the sponsoring companies of the Petros Plan amounting to 12,93% of the payroll of employees who participate in the plan and contributions from employees and retirees. As at September 30, 2007, the ratio between contributions from sponsors and those from participants in the Petros Plan, taking into account only those attributable to Petrobras and its subsidiaries, was 1,05.

If a deficit is determined in the defined benefit plan, as stipulated in Constitutional Amendment No 20 of 1998, it should be settled by an adjustment to the normal contributions, to be equally shouldered by the sponsors and the participants.

The assets guaranteeing the pension plan are shown as reducers of the net actuarial liability. The actuarial commitments with respect to the pension and retirement plan benefits, and those related to the healthcare plan are, described in greater detail later, provided for in the Company’s balance sheet based on calculations prepared by independent actuaries. Their calculations are based on the projected unit of credit method, net of the assets guaranteeing the plan, when applicable, with the obligation increasing from year to year, in a manner that is proportional to the length of service of the employees during their working period.

The actuarial gains and losses generated by the differences between the values of the obligation and assets, determined on the basis of actuarial premises (biometric and economic assumptions), evolution of healthcare expenditure, and other projections, and the actual figures are respectively included or excluded from the calculation of the net actuarial liability. These gains and losses are amortized over the average remaining time of service of the active employees.

As of September 30, 2007, Petrobras had an advance balance for the pension plan to the amount of R$ 1.300.686 thousand (R$ 1.269.048 thousand as of June 30, 2007), which may be used to settle Petrobras’ commitments with retirement benefits and pensions.

Pag: 68

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

The Board of Directors of Petrobras presented to employee participants and retired members, a proposal which sought to afford equilibrium to the current Petros Plan. Among the various conditions to the feasible and effective implementation of the plan is the renegotiation of the Regulations of the Petros Plan, with respect to means of readjusting the retirement benefits and pensions (detachment from the INSS and indexation based on the Amplified Consumer Price Index - IPCA).

In return for accepting the renegotiation, the participants, retired members and pensioners received financial incentives as at September 30, 2007, totaling R$ 968.493 thousand at the Parent Company and R$ 1.047.302 thousand in the Consolidated statement.

On September 12, 2007 Petrobras and the subsidiaries sponsoring the Petros Plan, trade union organizations and Petros signed a Settlement Agreement that will cover commitments with pension plans in the amount of R$ 4.766.152 thousand, which will be paid in installments over the next 20 years, as previously agreed during the renegotiation process.

As of September 30, 2007 Petrobras had a balance of R$ 2.919.444 linked to B Series National Treasury Notes, purchased to set against amounts owed to Petros, which will be held in the Company’s portfolio and used in the future as a guarantee for the abovementioned Settlement Agreement. In addition, on October 03, 2007, Petrobras purchased R$ 401.000 thousand in B Series National Treasury Notes.

On September 30, 2007, R$ 663.141 thousand was recorded in the accounts for the Parent Company and R$ 697.241 thousand in the Consolidated statement, as the cost of past service as a result of the reduction in the age limit for retirement from 55 years to 53 years for participants who joined the Petros Plan between January 24, 1978 and November 28, 1979, the change in the calculation of the death benefit and the change in the form by which benefits are restated, retroactive to September 2006 for pensioners and retired members who were included in the renegotiation.

b) New benefits plan (Petros Plan 2)

On June 22, 2007, the Supplementary Pensions Office approved the introduction of a new supplementary pension plan called Petros Plan 2, which as from July 01, 2007, the Company initiated the campaign to include those employees who had no plan.

Pag: 69

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

This Plan was formulated according to the Variable Contribution (CV), or mixed model, with the resources capitalized through particular accounts, retirement pensions established according to the account balances, in addition to the coverage for social security risks (disability and mortality before retirement) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, in addition to the guarantee of a minimum benefit, or the quotas receiving regiment, for an unlimited period.

Petrobras and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan, from August 2002 or the date of admission onwards, up to August 29, 2007.

The disbursements relating to the cost of past service will be conducted over the first months for contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor.

The impacts generated by implementing this new plan were assessed by independent actuaries and reported in the accounts as at September 30, 2007 as an expense totaling R$ 51.369 thousand at the Parent Company and R$ 53.691 thousand in the Consolidated statement.

17.2. Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG)

The new TBG Pension Plan is a defined contributions plan, with equal contributions and not linked to Government pension plan, has been approved by the Company’s Board of Directors and by the Deliberative Council of Petros.

The risk contributions, for incidents of job-related death, illness or disability will be passed to an Insurer, which will bear the financial consequences of the risks involved.

The TBG Pension Plan has received assent from the Ministry of Mining and Energy and at present is being examined by the Department of Coordination and Governance of State Companies (DEST), after which the Regulations of the Plan will be sent to the Secretary for Supplementary Pension Funds (SPC).

17.3. Transpetro

Transpetro maintains a defined-contribution private pension plan with Petros called Plano Transpetro, which receives monthly contributions from the company

Pag: 70

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

equivalent to 5,32% of the payroll of the members and is equal to the contributions made by the participants.

Pag: 71

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

17.4. Petrobras Energia S.A.

a) Defined contribution pension plan

In November 2005 the executive board of Petrobras Energia S.A. (PESA), an indirect subsidiary of Petrobras, approved implementation of a defined contribution plan which all Company employees, who meet certain conditions, could voluntarily join. Through this plan PESA makes contributions to a trustee. The contributions are made at amounts equal to the contributions of the employees participating in the plan, whether in mutual investment funds or Pension Retirement Fund Administrator (AFJP). The contributions are made according to the defined contribution plan for each wage level. Participating employees may make voluntary contributions in excess of those established in the contribution plan, although the Company is not required to match them.

The plans’ costs are recorded periodically and correspond to the contributions the Company makes to trust. As at September 30, 2007 PESA had recorded the amount equal to R$ 2.790 thousand.

b) Defined benefit pension plan

b.1) “Indemnity" Plan

This is a benefit plan through which employees meeting certain conditions are eligible to receive at retirement one month’s salary for each year they have worked for the Company, on a sliding scale, according to the number of years the plan has existed, at the time of the retirement.

b.2) Compensating Fund

This benefit is available to all PESA employees who joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required service time. The benefit is calculated based on the last wage of the workers participating in the plan and the number of years of service. The plan is supplementary. This means that the benefit received by the employee consists of the amount determined according to the plan’s provisions, after deducting the benefits awarded under the aforementioned defined contribution plan and the retirement system, so that the total benefits received by each employee is equal to the amount defined in the plan.

Pag: 72

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

The plan requires the Company contribute to a fund, to which the employees do not make any contribution whatsoever. The employees are simply required to contribute to the official public or private pension plan, based on their total salaries. The fund’s assets have been attributed to a trustee, whose investment premises include the obligation to maintain the capital in US dollars, maintain liquidity and obtain the maximum market yield for 30-day investments. As a result of this, the funds are mainly invested in bonuses, marketable securities, common investment funds and fixed term deposits. The trustee is the Bank of New York.

In accordance with the PESA Bylaws, the company contributes to the fund based on a proposal made to the Meeting by the Executive Board up to the maximum amount equal to 1,5% of the net income in each year.

If a surplus is recorded and duly certified by an independent actuary in the funds allocated to trusts for payment of the defined benefits awarded by the plan, PESA may use these funds by simply notifying the trustee of this fact.

17.5. Healthcare benefits plan

a) “Assistência Multidisciplinar de Saúde” (AMS)

Petrobras and its subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Química S.A. - Petroquisa, and Alberto Pasqualini - Refap S.A., controlled by Downstream Participações Ltda., maintain a healthcare benefit plan (AMS), which offers defined benefits and covers all employees of the companies in Brazil (active and inactive) and their dependents. The plan is managed by the Company, with the employees contributing a fixed amount to cover the principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels, in addition to the pharmacy benefit that provides special terms for AMS plan holders to purchase certain medications in registered pharmacies, distributed throughout the country.

The commitment of the Company relating to future benefits due to the employees participating in the plan is calculated annually by an independent actuary, based on the method of Projected Credit Unit, in a manner similar to the calculations made for the commitments with pensions and retirements, described earlier.

The medical assistance plan is not covered by guaranteeing assets. The payment of the benefits is made by the Company based on the costs incurred by the participants.

Pag: 73

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

The actuarial gains and losses arising from the difference between the total of liabilities based in actuarial premises and those effectively occurred, are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized over the average remaining time of service of the active employees.

b) Liquigás Distribuidora S.A.

The commitment of Liquigás Distribuidora S.A. relating to medical assistance for the active and retired employees managed by the Company itself, is calculated annually by an independent actuary. The method adopted to calculate the expenses and the items of an actuarial nature is the Projected Unit Credit. This method defines the cost of the benefit that will be allocated during the employee’s active career, from the period between the date of admission to the company and the date of full eligibility for the benefit, which is established by the Collective Bargaining Agreements resulting from the union negotiations with the employees of the LPG category.

17.6. Changes to provisions accrued

	R$ thousand

	Consolidated		Parent Company

		Supplementary		Supplementary
	Retirement	Medical	Retirement	Medical
	and Pensions	Assistance	and Pensions	Assistance

Balance at December 31, 2006	3.462.610	8.419.171	3.168.967	7.769.189
(+)Costs incurred during the period	1.612.338	1.300.283	1.481.412	1.212.243
(-)Payment of contributions	(360.615)	(313.583)	(333.379)	(295.619)

Balance at September 30, 2007	4.714.333	9.405.871	4.317.000	8.685.813

Current liabilities	442.368		425.781
Non-current liabilities	4.271.965	9.405.871	3.891.219	8.685.813

Pag: 74

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

According to actuarial calculations performed by an independent actuary, the net expense on the pension and retirement benefits plan awarded and to be awarded to employees, retired employees and pensioners for the period January through September 2007 includes the following components:

	R$ thousand

	Consolidated		Parent Company

		Supplementary		Supplementary
	Retirement	Medical	Retirement	Medical
	and Pensions	Assistance	and Pensions	Assistance

Current service cost	319.619	148.418	283.059	135.094
Interest cost	2.905.679	921.349	2.725.784	857.812
Estimated return on the plan’s assets	(2.245.194)		(2.119.006)
Amortization of unrecognized losses	175.293	122.714	154.105	111.535
Contributions from participants	(240.300)		(225.671)
Cost of past service	697.241	107.802	663.141	107.802

Net cost up to September 30, 2007	1.612.338	1.300.283	1.481.412	1.212.243

The restated provisions were recorded in the income statement for the year, as shown:

	R$ thousand

	Consolidated		Parent Company

		Supplementary		Supplementary
	Retirement	Medical	Retirement	Medical
	and Pensions	Assistance	and Pensions	Assistance

Relating to active employees:
Absorbed in the cost of operating activities	234.850	232.297	233.449	230.821
Directly to income	209.087	184.246	146.162	148.120

Relating to inactive members:
(recorded in other operating expenses and
revenue)	1.168.401	883.740	1.101.801	833.302

	1.612.338	1.300.283	1.481.412	1.212.243

18. STOCKHOLDERS’ EQUITY

18.1 Capital Increase

On September 30, 2007, paid in capital amounts to R$ 52.644.460 thousand and is divided into 2.536.673.672 common shares and 1.850.364.698 preferred shares all of which are book-entry shares with no nominal value.

18.2. Share buyback

Pursuant to article 29, section II of the Company Bylaws, on December 15, 2006, the Board of Directors authorized the buyback of part of the preferred shares in

Pag: 75

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

circulation for future cancellation, using funds from the profit reserves subject to the following terms:

(a) Objective: reduce the excess cash and enhance the capital structure, helping reduce the cost of Petrobras’ capital;

(b) Amount: up to 91.500.000 preferred shares, corresponding to 4,9% of the total of this class of share in circulation, which is 1.850.364.698 shares;

(c) Price: the acquisition will occur on the Stock Exchange, at market values on the acquisition dates throughout the buyback term;

(d) Term: up to 365 (three hundred and sixty-five) days as from December 15, 2006.

18.3. Capital reserve – fiscal incentives

Includes an investments subsidy incentive in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities, in the amount of R$ 1.031.441 thousand as at September 30, 2007, and which may only be utilized to offset losses or for a capital increase, as provided for in Article 545 of the Income Tax Regulations.

On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct this incentive from income tax payable, covering the tax years of 2006 until 2015.

Pag: 76

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

18.4. Dividends

On July 25, 2007 and September 21, 2007, the Board of Directors of the Company approved early payment of dividends to shareholders, as interest on share capital, in the amount of R$ 2.193.519 thousand, each installment, as provided for under Article 9 of Law No. 9.249/95 and Decrees No. 2.673/98 and 3.381/00.

The first installment of dividends will be made available to the shareholders by January 31, 2008, and the second installment by March 31, 2008, based on the stockholders’ position as of August 17, 2007 and October 05, 2007, respectively, each installment corresponding to R$ 0,50 per common and preference share, and will be deducted from the dividends to be distributed at the end of the financial year of 2007, restated according to variations in the Selic interest rate, if paid prior to December 31, 2007, from the actual date of payment to the end of that financial year. If paid out in 2008, the amount to be paid will be restated monthly according to variations in the Selic interest rate, from December 31, 2007 up to the date on which payment commences.

This interest on share capital is subject to 15% (fifteen percent) income tax, except for those shareholders who can claim immunity or exemption.

Pag: 77

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

19. JUDICIAL ACTIONS AND CONTINGENCIES

19.1. Judicial actions and contingencies recorded

Petrobras and its subsidiaries are involved in several legal actions for civil, tax, labor and environmental issues arising in the normal course of business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded provisions in amounts sufficient to cover losses that are considered probable. As of September 30, 2007 these provisions are presented as follows, according to the nature of the lawsuits:

	Consolidated		Parent Company

	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Other pension liabilities	54.000	54.000	54.000	54.000

Total current liabilities	54.000	54.000	54.000	54.000

Labor claims	89.801	89.263	11.524	11.141
Tax proceedings	156.636	149.883	9.601	9.253
Civil proceedings ( * )	230.971	215.995	162.883	163.373
Other contingencies	91.695	88.748

Total non-current liabilities	569.103	543.889	184.008	183.767

Total	623.103	597.889	238.008	237.767

(*) Net of the judicial deposit related to the provisioned for judicial proceeding – according to CVM Pronouncement nº 489/05

Fishermen Federation of Rio de Janeiro - FEPERJ

On behalf of its members, FEPERJ is making several claims for indemnification as a result of the oil spill in Guanabara Bay which occurred on January 18, 2000. At that time, Petrobras paid out extrajudicial indemnification to everyone who proved to be fishermen when the accident occurred. According to the records of the national fishermen’s register, only 3.339 could claim indemnification.

Pag: 78

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

On February 02, 2007 a decision, partly accepting the expert report, was published and, on the pretext of quantifying the value of the sentence, established the parameters for the calculation thereof, which, based on these criteria, would result in a value of R$ 1.102.207 thousand. Petrobras appealed against this decision before the Rio de Janeiro Court of Appeal, as the parameters stipulated in the decision are different to those that had already been specified by the Rio de Janeiro Court of Appeal itself. The appeal was accepted. The decision handed down by the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published on June 29, 2007, denying approval of the appeal filed by Petrobras and approving the appeal filed by FEPERJ, which represents a significant increase in the value of the damages to be awarded, since in addition to having maintained the 10 years indemnification period, it increased the number of fishermen included in the claim. In September 2007, Petrobras obtained annulment of this decision, the court determining that the appeals be re-examined by the original court. We are waiting further expert accounting audits to redefine the amounts. Based on the Company’s experts’ assistants calculation, the recorded amount of R$ 28.740 thousand was maintained, as representing the amount that we understand will be set by the higher courts at the end of the process.

Pag: 79

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

19.2. Legal suits not provided for

The chart on the following page shows the situation of the main lawsuits not considered as probable losses:

Description	Nature	Probability of Loss	Current Situation

Plaintiff: Porto Seguro Imóveis Ltda.
Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, relating to alleged losses deriving from the sale of the equity interest held by Petroquisa in several petrochemical companies in the National Privatization Programme. The Plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate the “loss” inflicted on the assets of Petroquisa by the acts which approved the minimum sale price for its equity interest in the capital of the privatized companies.
	Civil	Possible
On March 30, 2004, the Rio de Janeiro Court of Appeal unanimously granted the new appeal brought by Porto Seguro, ordering Petrobras to indemnify Petroquisa to an amount equal to US$2.370 million plus 5% as a premium and 20% attorneys’ fees.

Petrobras filed a Special and Extraordinary Appeal before the High Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. It then filed an Interlocutory Appeal against this decision before the STJ and STF.

In performance of the decision published on June 05, 2006, we are now awaiting assignment of the agenda to re-examine the matter relating to the blocking of Petrobras’ Special Appeal before the High Court of Justice and the Federal Supreme Court.

Based on the opinion of its attorneys, the Company does not expect an unfavorable final decision in this proceeding.

If the award is not reversed, the indemnity estimated to Petroquisa, including monetary correction and interest, would be R$ 10.903.441 thousand as at 30 September, 2007. As Petrobras owns 100% of Petroquisa’s share capital, a portion of the indemnity estimated at R$ 7.196.271 thousand, will not represent a disbursement from Petrobras’s Group.

 Additionally, Petrobras would

Pag: 80

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Description	Nature	Probability of Loss	Current Situation
have to pay R$ 545.172 thousand to Porto Seguro and R$ 2.180.688 thousand to Lobo & Ideas by means of attorney’s fees.

Plaintiff: Kallium Mineração S.A Indemnification lawsuit before the Rio de Janeiro state courts claiming losses, damages and lost earnings due to contractual termination.	Civil	Possible
Claim accepted by the lower court. The two parties filed appeals which were rejected. Petrobras is awaiting judgment of the extraordinary appeal filed before the STF and the special appeal at the High Court of Justice on December 18, 2003, both of which have been entertained. A special appeal brought by Kallium is also pending judgment. Petrobras’ maximum exposure including monetary restatement as of September 30, 2007 is R$ 113.063 thousand.

Plaintiff: EMA - Empresa Marambai Agro-Industrial S.A. Contractual civil liability.	Civil	Possible
EMA’s Interlocutory appeal accepted on December 11, 2000, determining processing of the Special Appeal, with judgment pending at the STJ. The maximum exposure including monetary restatement for Petrobras as of September 30, 2007 is R$ 9.476 thousand.

Plaintiff: Mathias Engenharia Ltda.	Civil	Possible	Petrobras was sentenced to pay R$14.040 thousand (as of May of 2003) plus interest of 0,5% per month, court costs and 15% of fees.

Pag: 81

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Description	Nature	Probability of Loss	Current Situation

Contractual civil liability for imbalance of financial settlement
Awaiting trial at the STF to judge the Interlocutory Appeal against the decision which denied the Company’s Extraordinary Appeal. The plaintiff simultaneously initiated provisional execution. Petrobras pledged assets, an appeal accepted by the STJ. We are awaiting the decision which accepted the pledged asset to be rendered final and unappealable. In the execution of the pledged asset, the judge rejected the motion filed by the Company, which then filed an appeal against this decision, still awaiting judgment at the Court.

Petrobras’ maximum exposure including monetary restatement as of September 30, 2007 is R$ 34.312 thousand.

Pag: 82

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Description	Nature	Probability of Loss	Current Situation
Plaintiff: Walter do Amaral Class action to obtain annulment of Paulipetro/Petrobras contract.	Civil	Possible
The provisional execution of the award requested by the plaintiff was ruled to be null by the judge. The plaintiff filed a special appeal before the Federal Regional Court (TRF) which was rejected on April 10, 2006. The     plaintiff filed an interlocutory appeal against this decision which is awaiting judgment.

The     maximum exposure including monetary restatement for Petrobras as of September 30, 2007 is R$ 703 thousand.

Plaintiff: Federal Revenue Department in Rio de Janeiro
Writ of fault related to Withholding income tax calculated on the remittances for the payments of chartering vessels referring to the period of 1998 and 1999 to 2002.
	Tax	Possible
Petrobras  submitted new Administrative Appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are pending judgment.

The     maximum exposure including monetary restatement for Petrobras as of September 30, 2007 for the period 1998 is R$ 120.938 thousand and for the period 1999 to 2002 is R$ 4.042.307 thousand.

Pag: 83

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Description	Nature	Probability of Loss	Current Situation
Plaintiff: Rio de Janeiro state finance authorities ICMS. Sinking of P-36 Platform	Tax	Possible
On October 02, 2006 the appeal deposit and bank guarantee of R$ 43.661 thousand and R$ 81.922 thousand respectively were converted into income for the State. The matter was then submitted to judicial proceedings and the administrative proceedings were closed. The remaining amount claimed corresponding to R$ 426.217 thousand has been subject to judicial Tax Enforcement proceedings brought by Rio de Janeiro state. Petrobras has filed a motion to stay execution of the enforcement proceedings brought by Rio de Janeiro state.

The maximum exposure including monetary restatement for Petrobras as of September 30, 2007  is R$ 426.217 thousand.

Pag: 84

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Description	Nature	Probability of Loss	Current Situation
Plaintiff: Federal Revenue Inspectorate in Macaé II and IPI - Sinking of P-36 Platform	Tax	Possible
Lower court decision against Petrobras.

A Voluntary Appeal has been filed which is pending judgment. Petrobras filed a writ of mandamus and obtained a favorable decision staying any tax collections until the investigations determining the reasons causing the platform to sink have been concluded. The Federal Government / National Finance Office have filed an appeal which is pending judgment.

With the decision of the Maritime Court, the Company filed a Tax Debt Annulment Lawsuit.

Petrobras’ maximum exposure including monetary restatement as of September 30, 2007 is R$ 232.474 thousand.

Plaintiff: Federal Revenue Department Reduction in the basis for calculation of PASEP	Tax	Possible
Internal Revenue Services Appeal denied and Voluntary Appeal by Petrobras was partially accepted. The appeal filed by the Internal Revenue Services was denied with regard to the period of December 1985 to July 1988. We are waiting for the Company to be summoned with regard to the residual balance in favor of the Federal Revenue Services.

The maximum exposure including monetary restatement for Petrobras as of September 30, 2007 is R$ 29.872 thousand.

Plaintiff: SRP - Federal Pensions Office
Tax assessments relating to pension charges deriving from administrative proceedings brought by the INSS which attribute joint liability to the Company for the engagement of civil construction and other services addressed by article 219, paragraph 5 and 6 and article 220, paragraph 2 and 3, of Decree 3.048/99.

	Tax	Possible
Of the amounts the Company disbursed to guarantee the filing of appeals and/or obtainment of the Debt Clearance Certificate from the INSS, R$ 116.256 thousand is recorded as judicial deposits which could be recovered in the proceedings in progress, relating to 328 tax assessments amounting to R$ 362.925 thousand as at September 30, 2007. Petrobras’ legal department expects a possible defeat regarding these assessments, as it considers the risk of future disbursement to be minimal.

Plaintiff: Alagoas State Revenue Office	Tax	Possible	Petrobras is awaiting judgment of the appeal by the

Pag: 85

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Description	Nature	Probability of Loss	Current Situation
Reversal of ICMS Credit			administrative appellate court The maximum exposure including monetary restatement for Petrobras as of September 30, 2007 is R$ 76.888 thousand.

Plaintiff: Federal Revenue Departament in Rio de Janeiro

Assessment notice referring to Import Tax and Excise Tax (II and IPI), contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station Termorio S.A.	Tax	Possible
On August 15, 2006, Termorio submitted a contestation of the tax assessment to the Federal Revenue Department. On September 15, 2006, the case was referred to the Federal Revenue Service in Florianópolis, where it is still being examined under administrative proceedings. The maximum exposure including monetary restatement for Petrobras as of September 30, 2007 is R$ 563.233 thousand.

Plaintiff: Federal Revenue Department CIDE – Fuels	Tax	Possible	The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure for Petrobras, including monetary restatement, as of September 30, 2007 is R$ 1.054.810 thousand.

Plaintiff: State Revenue Department of São Paulo To exclude imports of natural gas from Bolívia from ICMS taxation. ICMS – GASBOL	Tax	Possible	The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure for Petrobras, including monetary restatement, as of September 30, 2007 is R$ 666.726 thousand.

Plaintiff: Adailton de Oliveira Bittencourt and other
Labor claims for payment of rest-break, lunch, and overtime for the period September, 1989 to November, 1992 due to the introduction of a six-hour working day by the 1988 Federal Constitution.	Labor	Possible	The claim was rejected by the lower court. The plaintiffs’ ordinary appeal was accepted by the Regional Labor Court (TRT). Decision now final and unappealable, published on February 17, 2006. The proceeding is currently at the stage of award settlement. Petrobras’ maximum exposure including monetary restatement as of September 30, 2007 is R$ 5.929 thousand. Petrobras’ view expressed in the analysis is that the amounts payable are much lower than those identified by the plaintiffs.

Pag: 86

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Description	Nature	Probability of Loss	Current Situation
Plaintiff: Oil Workers’ Union (Sergipe) Labor suits claiming restatement of wages based on official rates of inflation for 1987 to 1989t Bresser and Summer economic plans)	Labor	Possible
Sindipetro/SE: The claim was accepted by the lower court. The suit is now in the execution phase. The judge accepted Petrobras’ defense, in part, handing down a decision in which Sindipetro/SE is to present a new calculation for the settlement of the sentence, which is now being awaited. The maximum exposure including monetary restatement for Petrobras as of September 30, 2007 is R$ 111.495 thousand.

a) Environmental issues

The Company is subject to several environmental laws and regulations, that regulate activities involving the discharge of oil, gas and other materials, and establish that the effects caused to the environment by the Company’s operations should be remedied or mitigated by the Company.

As a result of the July 16, 2000 oil spill at the São Francisco do Sul Terminal of Presidente Getúlio Vargas refinery - Repar, located about 24 kilometers from Curitiba, capital of Paraná state approximately 1,06 million gallons of crude oil was poured into the surrounding area. Approximately R$ 74.000 thousand were spent to clean up the affected area and to cover the fines applied by the environmental authorities. The following lawsuit refers to this spill:

Description	Nature	Probability of Loss	Current Situation
Plaintiff: AMAR - Association for Environmental Defense of Araucária Indemnification for pain and suffering and damage to environment.	Environmental	Possible
No lower court decision pronounced. Awaiting initiation of the expert investigation to quantify the amount. The maximum exposure including monetary restatement for Petrobras as of September 30, 2007 is R$ 86.817 thousand.

The court determined that this suit and the suit brought by Paraná Environmental Institute - IAP be tried as one.

Pag: 87

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

On February 16, 2001, the company’s Araucária–Paranaguá pipeline ruptured due to a seismic movement and caused the spill of approximately 15.059 gallons of fuel oil in several rivers in the state of Paraná. On February 20, 2001 the clean up services of the surface of the river were concluded, recovering approximately, 13.738 gallons of oil. As a result of the accident, the following suit was filed against the Company:

Description	Nature	Probability of Loss	Current Situation
Plaintiff: Paraná Environmental Institute - IAP Fine levied on alleged environmental damages.	Environmental	Possible
Defense partly accepted by the lower court, reducing the fine. Appeal by Petrobras pending judgment at the court of appeal.

Petrobras’ maximum exposure including monetary restatement as of September 30, 2007 is R$ 164.931 thousand.

The court determined an association with the proceedings brought by AMAR and that the suits be tried as one.

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident, the following lawsuit was filed against the Company:

Description	Nature	Probability of Loss	Current Situation
Plaintiff: Federal Public Attorney’s Office/RJ Indemnification for damages to environment - P-36.	Civil	Possible
According to that published on May 23, 2007, the claim was considered to have grounds, in part, to sentence Petrobras to pay the amount of R$ 100.000 thousand in damages for the damage caused to the environment, to be restated monthly and with 1% per month interest on arrears as counted from the date on which the event took place. Petrobras filed a motion for clarification, which is pending judgment.

Petrobras’ maximum exposure including monetary restatement as of September 30, 2007 is R$ 169.054 mil.

b) Recovery of PIS and COFINS

Petrobras and its subsidiary Gaspetro filed an ordinary lawsuit against the government before the Rio de Janeiro judiciary branch in order to recover, by means of an offset, the amounts paid as PIS on financial revenue and exchange variance gains between February 1999 and November 2002, and COFINS

Pag: 88

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

between February 1999 and January 2004, in light of the ruling that Law 9.718/98, article 3, paragraph 1 is unconstitutional.

On November 09, 2005, the Brazilian Supreme Court – STF considered the abovementioned paragraph 1 of article 3 of Law N° 9.718/98 to be unconstitutional.

The amounts of R$ 1.963.559 thousand, for Petrobras and R$ 64.453 thousand for Gaspetro, relating to the aforesaid cases, are not reflected in the financial statements as at September 30, 2007.

20. COMMITMENTS UNDERTAKEN BY THE ENERGY SEGMENT

20.1. Commitments to acquire natural gas

Petrobras and Yacimentos Petrolíferos Fiscales Bolivianos – YPFB executed contracts, in force until 2019, entailing the acquisition of natural gas, undertaking to acquire minimum volumes at a price calculated according to a formula tied to the price of fuel oil.

Between 2002 and 2005, Petrobras did not acquire the minimum volume specified in the contract with YPFB and paid US$ 81.409 thousand (equal to R$ 159.639 thousand as of September 30, 2007) on account of unshipped volumes, the credits of which will be realized through withdrawals of future volumes.

Gas acquisition commitments	2007	2008	2009	2010	2011 – 2019

Mandatory Volume (million m³/day)	24	24	24	24	24/per year

20.2. Electricity Purchase Contracts in a Regulated Environment - CCEAR

On December 16, 2005, the National Electrical Energy Agency – ANEEL held an auction to procure energy for the National Interconnected System – SIN, in the Regulated Procurement Environment – ACR.

By way of its ventures (Baixada Santista Energia Ltda. – BSE, Sociedade Fluminense de Energia Ltda. – SFE, Termoceará Ltda., Termorio S.A. and Unidade de Negócios Três Lagoas), Petrobras sold energy capacity of 1.391 MW. at this first new energy auction. In return for selling the capacity of its power stations, the final result of the auction will provide the Company with fixed revenue for 15 years at present values of R$ 199.843/year as from 2008 through

Pag: 89

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

the sale of 352 MW, an additional R$ 210.878/year as from 2009 through the sale of a further 469 MW and an increase of R$ 277.928/year as from 2010 through the sale of 570 MW. The contracts were executed on March 13, 2006.

By way of its ventures Termomacaé Ltda and Usina Termoelétrica Bahia I, a subsidiary of Fafen Energia S.A., Petrobras sold energy capacity of 205 MW at the third auction for new energy. By selling the capacity of its power stations, the final result of the auction will provide the Company with fixed revenue for the term of 15 years in present day values of R$ 113.133 thousand/year as from 2011.

By way of its affiliated company Termoelétrica Potiguar and its stake in the consortia Goiana II and Camaçari Pólo de Apoio I (interest of 30%), Camaçari Muricy I and II (interest of 50%) and Pecem II (interest of 45%), the subsidiary Petrobras Distribuidora sold energy capacity of 211,4 MW. The final result of the auction will provide the company with fixed revenue for the term of 15 years in present day values of R$ 142.197 thousand/year as from 2009.

Additionally, Petrobras will be remunerated for the effective output of its power stations for its variable operating costs.

At the fifth new energy auction held on October 16, 2007, none of its three bids to sell energy were successful.

20.3. The Gasene Project

On December 14, 2006, Petrobras announced the obtainment of two financing loans amounting to R$ 1.360.000 thousand, to be extended by the National Economic and Social Development Bank (BNDES) to the special purpose company Transportadora Gasene S.A., responsible for implementing the Gasene Southeast-Northeast Interconnection Gas Pipeline Project.

The Gasene Project consists of constructing pipelines to transport natural gas with a total length of 1,4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in the state of Bahia. The project is comprised of the following sections: Cabiúnas (RJ) - Vitória (ES) gas pipeline; Vitória (ES) - Cacimbas (ES) gas pipeline - (under construction with completion projected for end of 2007); and the Cacimbas (ES) - Catu (BA) gas pipeline.

One of the loans, to the amount of R$ 1.050.000 thousand, will be used to acquire pipes for the Cacimbas (ES) - Catu (BA) – Gascac pipeline – which is some 940 km in length and requires an estimated investment of R$ 3.500.000

Pag: 90

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

thousand. The other loan, to the amount of R$ 312.000 thousand, will be used to build the Cabiúnas (RJ) - Vitória (ES) - Gascav pipeline, which is some 300 km in length and requires overall investment of R$ 1.500.000 thousand.

In addition to the BNDES joint funding, on October 17, 2006 Transportadora Gasene S.A. signed a contract in order to release credit from the BB Fund SPC, by issuing foreign bonds on the international market in the amount equivalent to R$ 800.000 thousand. On October 23, 2006, these bonds were traded, totaling US$ 210 million.

On April 17, 2006 Petrobras and the Chinese state company Sinopec Group entered into an engineering, supply, construction and procurement contract – Engineering Procurement Construction – EPC, regarding the Cabiúnas-Vitória (Gascav) gas pipeline, which is the first part of the Gasene project.

The maximum flow of the trunk pipeline will be 20 million m3/day of gas, with the implementation of two compression stations. The Cabiúnas-Vitória section already has a preliminary license, installation license and construction permit. The construction work is underway and completion is projected for the end of 2007.

The investments relating to this project are detailed in Petrobras business plan approved for the period 2007-2011 and all the initiatives comply with the Company’s strategy of developing and leading the Brazilian natural gas market by creating a basic network for the shipment thereof, integrating the existing gas pipelines and those in expansion in the southeast and northeast of Brazil.

20.4. Early Repayment by Termobahia to the IDB

On May 15,2007, Termobahia made early repayment of its debt with the Inter-American Development Bank (IDB), corresponding to the principal and interest, using funds in the amount of R$ 300.000 thousand, which came from its shareholder Petrobras.

The decision to make early repayment was based on the fact that the interest rates were higher than the current rates.

21. GUARANTEES ON CONCESSION CONTRACTS FOR OIL EXPLORATION

Pag: 91

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Petrobras granted guarantees to the National Petroleum Agency – ANP in the amount of R$ 5.140.884 thousand for the minimum exploration and/or expansion programs defined in the concession contracts for exploration areas, with R$ 3.105.276 thousand, remaining in force, net of commitments already undertaken. Of the total amount, R$ 2.353.369 thousand refers to a lien on the oil from previously identified fields already in production, and R$ 751.907 thousand refer to bank guarantees.

22. SEGMENT INFORMATION

Petrobras is an operationally integrated company, and the greater part of the production of crude oil and gas of the Exploration and Production Segment is transferred to other segments of Petrobras.

In the financial statements by business segment, the Company’s operations are presented according to the organization and management structure approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following business units:

(a) Exploration and production: covers, by means of Petrobras, Brasoil, PNBV, PifCo, PIB B.V., BOC and Special Purpose Companies, the activities of exploration, production development and production of oil, liquefied natural gas (LNG) and natural gas in Brazil, for the purpose of supplying the refineries in Brazil as a priority, and also commercializing the surplus of crude oil as well as oil products produced at their natural gas processing plants;

(b) Supply: comprises, by means of Petrobras, Downstream (Refap), Transpetro, Petroquisa, PifCo, PIB B.V., Refinaria Ipiranga and PNBV, the activities of refining, logistics, transport and sale of oil products, crude oil and alcohol, in addition to interests in petrochemical companies in Brazil and two fertilizer plants;

(c) Gas and Energy: includes, by means of Petrobras, Gaspetro, Petrobras Comercializadora de Energia, Petrobras Distribuidora, Special Purpose and Thermoelectric Companies, the transportation and sale of natural gas produced in Brazil or imported, the production and sale of electrical power, equity interests in natural gas transport and distribution companies and in thermoelectric plants;

(d) Distribution: responsible for the distribution of oil products, alcohol and vehicular natural gas in Brazil, represented by the operations of Petrobras Distribuidora;

Pag: 92

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

(e) International: comprises, by means of PIB B.V., PifCo, 5283 Participações, BOC and Petrobras, the activities of exploration and production of oil and gas, supply, gas and energy and distribution occurring overseas, in several countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead relating to central administration and other expenses, including actuarial expenses relating to the pension and healthcare plans intended for retirees and beneficiaries.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attributing to the business areas only items over which these areas have effective control.

Pag: 93

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

We set forth below the main criteria used in determining net income by business segments:

(a) Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the segments, the calculation methods for which are based on market parameters.

(b) Operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment.

(c) The financial results are allocated to the corporate group.

(d) Assets: covers the assets referring to each segment. The financial equity accounts are allocated to the corporate group.

23. DERIVATIVE INSTRUMENTS, HEDGING AND RISK MANAGEMENT ACTIVITIES

In 2004, Petrobras Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring an integrated management of risk exposures and formalizing the main guidelines adopted by the Company to handle uncertainties regarding its activities.

The Risk Management Committee has been created with a view to concentrating risk management information and discussions, facilitating communications with the Board of Directors and the Executive Board concerning corporate governance best practices.

Several commissions created by the Risk Management Committee are developing specific targets for management of credit, company assets and liability risks, commodities, foreign exchange and interest rate prices, in order to bring the operational and commercial activities closer in line with the company’ for corporate risk management policy.

Pag: 94

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

23.1. Characteristics of the markets in which Petrobras operates

The Company is exposed to a series of market risks arising from the normal course of business. Such market risks mainly involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. Petrobras maintains an overall risk management policy that is evolving under the direction of the Company’s executive officers.

Most of Petrobras’ revenues are obtained in the Brazilian market through the sale of oil products, in local currency. Other revenues are generated from product exports and sales of products through international activities where, in both cases, prices keep close similarity to those in the international markets.

Considering the oil price deregulation implemented as of January 2002, most prices charged locally also keep close ties with those in the international market. Since then, exchange rate and international market reference price variations are compensated in the local market prices, even if belatedly.

As a consequence of the characteristics of the markets where Petrobras operates, the following aspects apply:

(a) A considerable amount of Petrobras’ total debt is expressed in US Dollars, or in currencies closely tied to it. Future operating cash flow is expressed in dollars.

(b) A devaluation of the real against the dollar has a relevant short-term impact in the financial statements. In the medium term, the Company’s operating cash flow contributes to mitigating foreign currency risks, considering that the Company’s revenues in US Dollars are significantly higher than costs and expenses denominated in that currency.

23.2. Financial risk management policy

The risk management policy adopted by Petrobras aims at seeking an adequate balance between the Company’s growth and return perspectives and the related risk level exposure, whether these risks underlie the Company’s own activities or arise from the context in which it operates, in such a way that the Company can attain its strategic goals by effectively allocating its physical, financial and human resources.

Pag: 95

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

In addition to ensuring adequate cover for the Company’s fixed assets, facilities, operations and management and to managing exposure to financial, tax, regulatory, market and credit risks, among others, the objective of the risk management policy adopted by Petrobras is to supplement structural actions that will create solid financial and economic foundations in order to ensure that full advantage is taken of growth opportunities, regardless of adverse external conditions.

This policy’s objective is to guide decisions on risk transfer and is supported by structured actions that are grounded on capital discipline processes and on debt management, including:

(a) Low cost production – the capital discipline guarantees competitive costs to all products traded.

(b) Realistic definition of future investment levels, considering the balance among profitability, growth and strategic adherence to the project portfolio, and maintenance of the strength of the Company’s balance sheet, thus creating the conditions necessary to ensure sustainable growth.

(c) Wise debt management, seeking to match debts to operating cash flows, including volumes, currencies, term, indices, thus reducing insolvency risks.

Other important risk management characteristics of Petrobras:

(a) Integrated management of market risks, quantifying total exposures, observing the existence of natural hedges and acting on the Company’s net exposure, avoiding isolated actions of the Business Units that do not contribute to corporate risk enhancement.

(b) Respecting the concepts of efficient market and diversification. Petrobras believes that it operates in some of the most liquid global markets, where the possibility of systematic forecast of future prices is very restricted. As a result, its risk management concentrates on eliminating extremely undesirable events instead of mitigating the change in income, cash flow, etc.

(c) High transparency standards in disclosing the Company’s potential exposures.

Pag: 96

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

23.3. Risk assessment

Assessment of the financial risks related to the Company’s strategic plan is conducted by means of a probabilistic analysis of its cash flow forecast for a two-year period.

Should there be future cash balances at amounts less than the minimum adequate level, actions to reduce this risk to acceptable grounds are proposed, thereby minimizing the possibility of postponing or interrupting the Company’s investment plan.

The benchmark for risk management (Cash Flow at Risk or CFaR) considers fluctuations in the most significant factors for cash generation: price, quantities (production and markets), exchange rates and interest.

Cash balances are projected for numerous scenarios considering the main risk factors through the Monte Carlo Simulation process. Thus, the estimated cash balance is defined for the intended level of reliability, and the periods during which cash may be below minimum adequate levels are identified.

Among the various alternative options to preserve the minimum pre-defined cash balance, for example, derivative transactions, additional funding and optimized distribution of disbursement periods are to be noted.

Economic and financial estimates are restated annually during the strategic planning review process.

Operations involving derivative instruments are not exclusively associated to the above-described processes. As previously mentioned, the Company’s risk philosophy relies on the strength of some corporate foundations, which consider that derivatives are important tools used in the protection of transactions and in the consistency of assets and liabilities.

Exposures relating specifically to treasury investments are assessed by a traditional value at risk (VaR) system and the economic proceeds from investment projects are, in some specific cases, assessed by risk assessment models that are adequate to each business segment based on the Monte Carlo Simulation.

a) Management of market risks for petroleum and derivates

Like all of its peers, Petrobras is subject to the volatility of the international energy prices (mainly oil), which may materially affect the Company’s cash flow.

Pag: 97

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Petrobras’ policy for the risk management of the price of oil and oil products consists basically in protecting the import and export margins in some specific short-term positions (up to six months). Future contracts, swaps, and options are the instruments used in these hedges. These operations are always tied to actual physical transactions, that is, they are economic hedge transactions (not speculative), in which all positive or negative results are offset by the reverse results of the actual physical market transaction.

In the period from January to September 2007, hedge transactions were conducted for 27,53% at Petrobras and 46,76% at Petrobras, PifCo and Petrobras America Inc. of the total volume sold (imports and exports). On September 30, 2007 the open positions on the futures market, as compared to market value, would have presented a loss of approximately R$ 12.948 thousand at Petrobras and R$ 16.485 thousand at Petrobras, PifCo and Petrobras America Inc., if they had been settled on this date.

In compliance with specific business conditions, an exceptional long-term economic hedge operation, still outstanding, was effected by the sale of put options for 52 million barrels of WTI oil over the period from 2004 to 2007, to obtain price protection for this quantity of oil to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing.

As of September 30, 2007, this transaction, if settled at market values, would represent a positive result equivalent to R$ 53.549 thousand deriving from the premiums.

b) Foreign currency risk management

In 2000, Petrobras contracted economic hedge operations to cover Notes issued abroad in Italian lira, in order to reduce its exposure to the appreciation of these currencies in relation to the US Dollar.

The economic hedge operation is known as a “Zero Cost Collar” purchase and sale of options, with no initial cost, and establish a minimum and a ceiling for the variation of one currency against another, limiting the loss on the devaluation of the US Dollar, while making it possible to take advantage of some part of the appreciation of the future curve of the American currency.

The hedge of the loan in Italian lira was based on the Euro, because that currency only circulated until February 28, 2002.

The hedge transaction of the Italian lira-denominated debt had a positive market value of R$ 64.987 thousand on September 30, 2007.

Pag: 98

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

In September 2006, the subsidiary PifCo contracted a hedge operation called a “cross currency swap” to cover the yen bonds issued in order to fix the Company’s costs in this operation in US Dollars.

Interest rates in different currencies are swapped under the “cross currency swap”. The exchange rate between the yen and the US Dollar is set at the start of the transaction and remains fixed throughout its term.

On September 30, 2007 this transaction had a fair value, which if it were recorded would result in a gain of R$ 9.502 thousand. The Company does not intend to settle these contracts before they expire.

In the 3rd quarter of 2007, the subsidiary Petrobras Distribuidora contracted hedge currency transactions with a positive fair value of R$ 5.105 thousand as of September 30, 2007. These transactions consist of the sale of forward short-term PTAX dollar contracts, which allow a fixed exchange rate and hedging against a possible devaluation in the period.

The fair value of derivatives is based on usual market conditions, at values prevailing at the closing of the period considered for relevant underlying quotations.

Petrobras Energia S.A. - PESA, an indirect subsidiary of Petrobras, carries out forward and sale operations of US Dollars in exchange for Argentinean pesos. As of September 30, 2007, the nominal value of the standing contracts amounted to US$ 10 million (equivalent to R$ 18.389 thousand) at an average exchange rate of 3,25 Argentinean pesos per US Dollar. PESA recognized a gain equal to R$ 427 thousand for the period from January to September 2007.

c) Interest rate risk management

The Company’s interest rate risk is a function of its long-term debt and, to a lesser extent, of its short-term debt. The Company’s foreign currency floating rate debt is mainly subject to fluctuations in Libor and the Company’s floating rate debt denominated in Reais is mainly subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Banco Central do Brasil. The Company currently does not use any derivative financial instruments to manage its exposure to fluctuations in interest rates.

Pag: 99

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

d) Derivative instruments

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

24. ENVIRONMENT, HEALTH AND SAFETY (SMS)

The continued improvement in Petrobras’ environmental performance, as specified in its Strategic Plan, is associated to the implementation of two major programs: Process Safety (PSP) and Excellence in Operational Safety and Environmental Management (Pegaso).

In September, Petrobras’ place in the group of companies that forms the Dow Jones Sustainability Index (DJSI) was ratified, in recognition of the advances made by the company also in the areas of the environment, health, safety, transparency and corporate governance.

From January to September 2007, excluding expenditure on healthcare for employees and support given to external environmental projects, the Company’s investment in environment, health and safety (SMS) totaled R$ 2.964.879 thousand, of which R$ 644.389 thousand refers to actions of the Excellence in Operational Safety and Environmental Management Program (Pegaso).

25 . OTHER INFORMATION

Special participation in the Marlim Field

This governmental participation was established by the Brazilian Law on Oil No. 9.478/97 and is collected as a means of compensation for oil production activities, incident upon high volume production fields.

Pag: 100

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

The method used by Petrobras to calculate the special participation due for the Marlim field, is based on the legally legitimate interpretation of Directive 10 of January 14, 1999, approved by the National Petroleum Agency (ANP) itself.

On September 06, 2005, the Board of Directors of the ANP determined the constitution of a Work Group with the mission to demonstrate, by means of technical criteria, the methodology to be applied in the calculation of the Special Participation in the Marlim field, as well as endorse the amounts paid by Petrobras on account of this participation.

The Work Group produced the Report on the Certification of the Payment of the Special Participation in the Marlim Field, approved by the Full Board of Directors of the ANP, by means of Board Resolution 267/2006 of August 16, 2006 and circulated to Petrobras on August 18, 2006. The methodology used by Petrobras is the same as that contained in the report approved by the ANP.

In summary, the Report established the methodology to be applied with regard to the Special Participation in Marlim, and also determined that Petrobras make an additional payment in the amount of R$ 400 million, relating to underpayments by Petrobras as a result of having used the calculation method initially determined by the ANP.

Petrobras accepted the order of the ANP, on the grounds that the new methodology applied by the Work Group had not been applied retroactively, thus ensuring compliance with constitutional principles such as legal security and the perfect legal act.

A consequence of the additional payment was the settlement in full of the additional amounts charged, in accordance with the final decision at the highest level of decision-making at the ANP – its Full Board of Directors.

On July 18, 2007, Petrobras was notified of a new ANP Board Resolution stipulating the payment of further sums considered due, retroactively to 1998, annulling the earlier Board Resolution on August 16, 2006.

Ordinance 10 of January 14, 1999 approved by Board Resolution 267/2006 of August 16, 2006, is legitimate and legal and therefore may not be revoked or annulled, under penalty of total violation of the above mentioned constitutional principles. Its annulment imparts total legal uncertainly, not only for Petrobras, but to all the concessionaires.

Petrobras is taking legal advice on this issue, not having discarded the possibility of filing a lawsuit to disclose the validity of the procedures adopted by the Company and to protect the interests of its shareholders.

Pag: 101

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

The position of Petrobras’ legal counsel is that the expectation of disbursement of the amounts claimed is remote.

Pag: 102

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

26. SUBSEQUENT EVENTS

26.1 Acquisition of the Juiz de Fora Thermoelectric Power Station

On October 04, 2007, Petrobras purchased from Energisa S.A. 100% of the shares of the Juiz de Fora Thermoelectric Power Station, a natural gas powered power station, with an installed power-generation capacity of 87 MW, and which has supply contracts to sell energy until 2022.

In addition, Petrobras Comercializadora de Energia Ltda. and Energisa S.A. entered into a contract for use of the rights to sell energy with the subsidiaries of Energisa in the Northeast of Brazil.

The total value of the transaction was R$ 204.487 thousand.

26.2 Credit facility agreement to finance exports

On October 03, 2007 Petrobras contracted a credit facility of R$ 500.000 thousand with the Banco do Brasil. The transaction was ensured by an Export Credit Note (NCE), the sole purpose of which is to increase Petrobras’ exports of ethanol, in light of the future prospects for growth of biofuel business, as highlighted in the company’s strategic plan.

This transaction marks the return of Petrobras to credit facility contracting in the local market and was negotiated with the following terms:

• Term: 2 years, with settlement of the principal and interest at the end of the term;

• Interest rate: 96,2% of the CDI;

• Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

• Exemption of IOF tax; and

• Waiver of guarantees.

26.3. Investment in the Gulf of Mexico

On October 03, 2007 Petrobras acquired a further 26 blocks in the Gulf of Mexico at an auction held by Minerals Management Service (MMS). Of the 26 blocks, Petrobras secured a 100% share and the role of operator in 20 blocks. The remaining blocks (six) were purchased in partnership with Devon Energy, of which two will be operated by Petrobras and four by Devon, and participations with be shared equally with 50% for each.

Pag: 103

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

26.4. Platform P-56 construction project

On October 30, 2007 Petrobras signed an agreement with FSTP Consortium (Keppel Fels and Technip) for the construction of the P-56 semi-submersible platform to allow production to be anticipated at Module 3 of the Marlim Sul field, worth approximately R$ 1,2 billion, including the platform’s engineering, supply, construction and assembly (hull and process plant) services. The construction work will involve two other agreements, one being for the provision and supply of the gas compression modules, worth R$ 141 million, with Nuovo Pignone S.p.A., and the other for the provision, assembly, operation, and maintenance of the power modules, worth US$140 million, with Rolls-Royce Energy Systems Inc. and UTC Engenharia S.A..

The platform is dimensioned to operate for 25 years.

This production unit, one of the largest of its dimensions in the world, is expected to start its commercial operations in late 2010 and to contribute to Petrobras reaching the oil and gas production goals specified in the Company’s Strategic Plan.

26.5. US$ 1 billion Global Notes issue

On November 01, 2007 Petrobras, through its wholly-owned subsidiary Petrobras International Finance Company (PifCo) concluded its bond issue of US$ 1 billion in senior debt, unsecured Global Notes on the international market, due March 01, 2018, with the following characteristics: (i) cupom of 5,875% p.a. (ii) yield of 6,059% p.a; and (iii) issue price of 98,612%. Interest will be paid on March 01 and September 01 of each year, with the first payout due March 01, 2008. This notes issuance is in line with Petrobras’ strategies to access the long-term capital markets, refinance the early repayment of old debts and reduce the cost of its capital. The offer was distributed to over 120 investors, the majority being high grade account investors.

26.6 Analysis of the TUPI area

A Petrobras concluded the analysis of the formation test data on the second well in the area referred to as TUPI in Block BM-S-11, located in Santos Basin, and estimates volumes of recoverable light oil, 28 degrees API, of between 5 and 8 billion barrels of oil and natural gas. Petrobras is the operator in the area and holds a 65% interest, with BG Group holding 25% and Petrogal – Galp Energia holding 10%.

Pag: 104

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

Petrobras also conducted a regional analysis of the potential of the pre-salt areas of the South and Southeast basins in Brazil. The estimated volumes of recoverable oil and gas of the pre-salt rocks, if confirmed, would significantly increase existing oil reserves in Brazilian basins.

These areas are currently in the exploration phase and more detailed studies and new wells are still needed to demarcate and evaluate the best means of developing the field. From the exploration phase to the end of the development of the proven reserves of the field, several years of research and investment are necessary before commercial production of oil and gas can begin.

Pag: 105

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

05.01 – COMMENTS ON THE PERFORMANCE IN THE QUARTER

1. NET INCOME

Petrobras recorded a net income of R$ 5.672 million in the 3Q-2007, with an operational profit corresponding to 27,2% of the net operating revenue (27,4% in the 3Q-2006).

R$ million
3ndQuarter					Jan - Sep
2Q 2007	2007	2006	Δ %		2007	2006	Δ %
41.691	44.201	43.725	1	Gross operating revenue	123.880	120.517	3
30.825	33.158	32.574	2	Net operating revenue	91.852	89.127	3
9.872	9.006	8.940	1	Operational profit (1)	26.208	29.230	(10)
(906)	(952)	297	(421)	Financial result	(2.448)	(116)	2.010
507	(253)	(477)	(47)	Equity pick-up	306	579	(47)
6.852	5.672	6.813	(17)	Net income	16.860	20.826	(19)
1,56	1,29	1,55	(17)	Net income per share	3,84	4,75	(19)
244.659	285.333	190.144	50	Market value	285.333	190.144	50

(1)  Before financial income and expenses and equity pick-up.

The main factors that contributed towards generating net income in the period from January to September 2007, in relation to the same period in 2006, were as follow:

• A 3% increase in net operating revenue:

•	International market sales volumes increased by 19%, petroleum contributing strongly towards that performance due to the increase in production and overseas processing of national acidic crude oils.

•	Increase in volume sold on the local market, particularly aviation fuel (9%), fuel oil (6%), diesel (5%) and LPG (3%).

Offset by the effect of exchange rate fluctuations on the price of commodities in the international market.

• A reduction of 1% in the average unit costs of the products sold, as a result of:

Pag: 106

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

•
Lower spending on Government Participations as a result of the effects of the appreciation of the Brazilian currency on reference prices for national petroleum that are indexed to the price of Brent on the international market and also, of one-off adjustments in 2006 relating to the new interpretation by the National Petroleum Agency (ANP) on the deductibility of project financing costs for the Marlim field in the calculation of the special participations (R$ 426 million), and spending on gas produced and injected back into tanks at the Solimões, Campos and Espirito Santo Basins (R$408 million);

Offset by the following factors:

•	Higher spending on imports, due to the processing difficulties relating to the new flows of national petroleum and to meet the growing demand for diesel;

•	Higher spending on depreciation and depletion, particularly on the incorporation of new assets due to upgrading of the refineries and the start of production in the Roncador, Voador and Espadarte fields;

•	Higher spending on platform chartering, especially units P-34, P-47, P-50, FPSO Capixaba, FPSO and FPSO RJ

• Increase in the following expenses:

•
General and administrative (R$ 598 million), payroll (R$ 226 million); outsourced services (R$ 156 million), primarily IT, financial and administrative consulting and data processing (R$ 66 million), including infrastructure, support, maintenance and licenses;

•
Exploration costs (R$ 119 million), particularly geological and geophysical expenses (R$ 222 million), monetary restatement of the provision for abandonment (R$ 49 million), offset by the reduction in write-offs of dry wells (R$ 152 million);

•	Research and development costs (R$ 109 million), for projects in universities and research institutes accredited by the ANP (R$ 59 million) and expenses with payroll (R$ 43 million);

Pag: 107

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

•
Other operating expenses (R$ 1.890 million), particularly spending relating to the renegotiation of the Petros Plan (R$ 972 million), institutional relations and corporate projects (R$ 111 million), collective labor agreements (R$ 286 million), Environment, Health and Safety (R$ 105 million), leasing of assets and installations (R$ 166 million), extraordinary revenue in 2006: (a) bonuses received from partnerships with Shell and Esso (R$ 101 million); (b) recovery of the exploration expenses (R$ 57 million); and (c) sale of materials (R$ 40 million).

• Negative impact of R$ 2.332 million on financial income, due to:

•	Strengthening of the Brazilian Real and gains obtained in short-term investments and transactions between Petrobras and subsidiaries abroad due in foreign exchange variations (R$ 3.058 million)

Part of this impact was offset by:

•
Financial revenue (R$ 726 million), mainly due to the additional revenues of R$ 533 million generated by the increase in the balances of loans with subsidiaries and by the increase of R$ 292 million in short term investments.

• A decrease of R$ 273 million in shareholdings in subsidiaries, primarily due to foreign exchange losses in converting the net worth of the subsidiaries abroad as a result of the strengthening of the Real in 2007.

Pag: 108

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

2. ECONOMIC INDICATORS

Business conducted by Petrobras totaled, in 2007, R$ 30 billion of income before financial income and expenses, earnings from shareholdings, taxes, depreciations and amortizations (EBITDA), representing a reduction of 7,8% in relation to the same period of 2006.

	3nd Quarter			Jan - Sep
2Q 2007	2007	2006		2007	2006
48	45	42	Gross margin (%)	46	47
31	27	27	Operating margin (%)	29	33
22	17	28	Net Margin (%)	18	23
11.354	10.386	10.300	EBITDA – R$ million	30.229	32.804

The gross margin fell by 1 percentage point, reflecting the reduction in the Average Realization Price (ARP) of basic oil products on the local market and exports, partially offset by the increase in the total volume of sales.

Pag: 109

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 – Code	2 – Description	3 - 09/30/2007	4 - 06/30/2007
1	Total Assets	217.094.966	210.885.447
1.01	Current Assets	54.101.358	57.591.646
1.01.01	Cash and Cash Equivalents	14.216.426	17.853.942
1.01.01.01	Cash and Banks	2.281.648	4.569.930
1.01.01.02	Short Term Investments	11.934.778	13.284.012
1.01.02	Accounts Receivable, net	11.737.515	11.779.149
1.01.02.01	Customers	11.737.515	11.779.149
1.01.02.01.01	Customers	10.694.787	10.779.632
1.01.02.01.02	Credits with Affiliated Companies	385.244	247.001
1.01.02.01.03	Other Accounts Receivable	1.955.820	2.016.166
1.01.02.01.04	Allowance for Doubtful Accounts	(1.298.336)	(1.263.650)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	17.373.359	16.965.190
1.01.04	Other	10.774.058	10.993.365
1.01.04.01	Dividends Receivable	7.892	23.163
1.01.04.02	Recoverable Taxes	7.416.485	7.730.366
1.01.04.03	Prepaid Expenses	1.315.394	1.208.747
1.01.04.04	Other Current Assets	1.396.425	1.391.236
1.01.04.05	Marketable Securities	637.862	639.853
1.02	Non-current Assets	162.993.608	153.293.801
1.02.01	Long-Term Assets	21.439.301	17.724.218
1.02.01.01	Credits	6.420.685	3.112.779
1.02.01.01.01	Petroleum and Alcohol Accounts	796.190	793.102
1.02.01.01.02	Marketable Securities	3.735.280	585.325
1.02.01.01.03	Investments in Privatization Process	3.228	3.228
1.02.01.01.04	Accounts Receivable, net	1.885.987	1.731.124
1.02.01.02	Credits with Affiliated Companies	296.360	354.540
1.02.01.02.01	With Affiliates	296.360	354.540
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	14.722.256	14.256.899
1.02.01.03.01	Projects Financings	0	0
1.02.01.03.02	Deferred Income Tax and Social Contribution	3.901.777	3.695.992
1.02.01.03.03	Deferred ICMS	1.080.880	1.036.896
1.02.01.03.04	Deferred PASEP/COFINS	2.696.943	2.356.726
1.02.01.03.05	Other Deferred Taxes	279.563	269.846
1.02.01.03.06	Judicial Deposits	1.820.066	1.697.424
1.02.01.03.07	Advance for Migration - Pension Plan	1.300.686	1.269.048
1.02.01.03.08	Advance to Suppliers	548.333	592.217
1.02.01.03.09	Prepaid Expenses	1.614.155	1.745.408
1.02.01.03.10	Compulsory Loans - ELETROBRAS	0	112.798
1.02.01.03.11	Inventories	374.509	437.781
1.02.01.03.12	Advance for Acquisition of Investments	313.342	313.342
1.02.01.03.13	Other Non-current Assets	792.002	729.421
1.02.02	Fixed Assets	141.554.307	135.569.583
1.02.02.01	Investments	4.732.366	4.815.230

Pag: 110

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

1.02.02.01.01	In Affiliates	3.030.846	3.131.359
1.02.02.01.02	Goodwill in Affiliates	0	0
1.02.02.01.03	In Subsidiaries	30.121	30.191
1.02.02.01.04	Goodwill in Subsidiaries	895.495	877.726
1.02.02.01.05	Other Investments	775.904	775.954
1.02.02.02	Property, Plant and Equipment	129.233.837	123.009.446
1.02.02.03	Intangible	5.332.169	5.489.282
1.02.02.04	Deferred Charges	2.255.935	2.255.625

Pag: 111

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

06.02 - CONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
2	Liabilities and Stockholders' Equity	217.094.966	210.885.447
2.01	Current Liabilities	41.920.999	40.607.951
2.01.01	Loans and Financings	10.019.432	10.254.308
2.01.01.01	Financings	9.440.066	9.543.795
2.01.01.02	Interest on Financings	579.366	710.513
2.01.02	Debentures	0	0
2.01.03	Suppliers	11.477.719	11.892.264
2.01.04	Taxes, Contribution and Participation	8.785.042	9.088.721
2.01.05	Dividends Payable	4.387.038	2.193.519
2.01.05.01	Dividends and Interest on Stockholders’ Capital	4.387.038	2.193.519
2.01.06	Accruals	2.422.454	2.117.461
2.01.06.01	Payroll and Related Charges	1.926.086	1.633.558
2.01.06.02	Provision for Contingencies	54.000	54.000
2.01.06.03	Pension Plan	442.368	429.903
2.01.06.04	Other Accruals	0	0
2.01.07	Debts with Subsidiaries and Affiliated Companies	0	0
2.01.08	Other	4.829.314	5.061.678
2.01.08.01	Advances from Customers	845.139	868.556
2.01.08.02	Projects Financings	173.321	62.160
2.01.08.03	Other Current Liabilities	3.810.854	4.130.962
2.02	Non-current Liabilities	57.635.933	56.587.019
2.02.01	Long-Term Liabilities	56.529.804	55.385.342
2.02.01.01	Loans and Financings	27.098.991	27.585.827
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	24.619.432	22.896.496
2.02.01.03.01	Healthcare Benefits Plan	9.405.871	9.082.408
2.02.01.03.02	Contingency Accrual	569.103	543.889
2.02.01.03.03	Provision for Pension plan	4.271.965	3.441.612
2.02.01.03.04	Deferred Income Tax and Social Contribution	10.277.980	9.731.089
2.02.01.03.05	Other Deferred Taxes	94.513	97.498
2.02.01.04	Subsidiaries and Affiliated Companies	96.056	98.907
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	4.715.325	4.804.112
2.02.01.06.01	Provision for Dismantling of Areas	3.406.343	3.365.941
2.02.01.06.02	Other Accounts and Expenses Payable	1.308.982	1.438.171
2.02.02	Deferred Income	1.106.129	1.201.677
2.03	Minority Interest	6.717.157	6.411.568
2.04	Shareholders’ Equity	110.820.877	107.278.909
2.04.01	Capital	52.644.460	52.644.460
2.04.01.01	Subscribed and Paid-In Capital	52.644.460	52.644.460
2.04.01.02	Monetary Restatement of Capital	0	0
2.04.02	Capital Reserves	1.413.833	1.285.788
2.04.02.01	AFRMM subsidy	168.626	158.298
2.04.02.02	Fiscal Incentive – Income Tax	1.245.207	1.127.490
2.04.03	Revaluation Reserve	60.944	62.787
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries and Affiliated Companies	60.944	62.787
2.04.04	Revenue Reserves	44.629.425	42.354.803
2.04.04.01	Legal	6.511.073	6.511.073
2.04.04.02	Statutory	241.322	241.322
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Earnings	0	0
2.04.04.05	Retained Earnings	37.871.551	35.598.774
2.04.04.06	Undistributed Dividends	0	0
2.04.04.07	Others Revenue Reserves	5.479	3.634
2.04.05	Retained Earnings / (Accumulated losses)	12.072.215	10.931.071
2.04.06	Advance for Capital Increase	0	0

Pag: 112

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

07.01 – CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	Gross Operating Revenues	56.572.273	160.331.958	55.845.838	152.246.520
3.02	Sales Deductions	(12.103.648)	(35.171.211)	(12.482.408)	(35.048.754)
3.03	Net Operating Revenues	44.468.625	125.160.747	43.363.430	117.197.766
3.04	Cost of Products and Services Sold	(27.263.405)	(75.444.427)	(27.113.338)	(68.181.795)
3.05	Gross profit	17.205.220	49.716.320	16.250.092	49.015.971
3.06	Operating Expenses	(8.212.673)	(22.799.778)	(6.566.086)	(16.949.101)
3.06.01	Selling	(1.635.228)	(4.492.773)	(1.546.189)	(4.241.230)
3.06.02	General and Administrative	(1.554.983)	(4.597.894)	(1.355.672)	(3.806.739)
3.06.02.01	Management and Board of Directors Remuneration	(7.185)	(21.934)	(8.039)	(26.209)
3.06.02.02	Administrative	(1.547.798)	(4.575.960)	(1.347.633)	(3.780.530)
3.06.03	Financial	(177.672)	(681.888)	(577.864)	(1.424.440)
3.06.03.01	Income	543.128	1.690.291	718.954	1.690.956
3.06.03.02	Expenses	(720.800)	(2.372.179)	(1.296.818)	(3.115.396)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(4.642.235)	(12.637.373)	(3.141.658)	(7.223.422)
3.06.05.01	Taxes	(329.033)	(951.005)	(261.923)	(906.800)
3.06.05.02	Cost of Research and Technological Development	(410.082)	(1.220.495)	(373.115)	(1.110.550)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for The Extraction of Crude Oil and Gas	(453.203)	(1.499.329)	(530.721)	(1.218.667)
3.06.05.05	Healthcare and Pension Plan	(1.146.850)	(2.052.141)	(484.539)	(1.453.643)
3.06.05.06	Net Monetary and Exchanges Variation	(898.912)	(2.400.899)	(96.544)	164.853
3.06.05.07	Other Operating Expenses, Net	(1.404.155)	(4.513.504)	(1.394.816)	(2.698.615)
3.06.06	Equity Pick-up	(202.555)	(389.850)	55.297	(253.270)

Pag: 113

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

07.01 – CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.07	Operating Income	8.992.547	26.916.542	9.684.006	32.066.870
3.08	Non-operating Income (Expenses)	(139.261)	(87.757)	(38.078)	(101.723)
3.08.01	Income	(156.997)	(75.260)	(4.156)	(21.634)
3.08.02	Expenses	17.736	(12.497)	(33.922)	(80.089)
3.09	Income before Taxes/Employee profit sharing	8.853.286	26.828.785	9.645.928	31.965.147
3.10	Income Tax and Social Contribution	(1.765.480)	(8.412.682)	(3.403.254)	(10.536.357)
3.11	Deferred Income Tax	(1.013.120)	(501.883)	1.141.347	541.146
3.12	Profit Sharing/ Statutory Contribution	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Stockholders’ capital	0	0	0	0
3.14	Minority Interest	(546.504)	(1.454.967)	(299.411)	(1.250.876)
3.15	Net Income/loss for the period	5.528.182	16.459.253	7.084.610	20.719.060
	Number of Shares. Ex-Treasury (THOUSANDS)	4.387.038	4.387.038	4.387.038	4.387.038
	Net income per Share (Reais)	1,26012	3,75179	1,61490	4,72279
	Loss per Share (Reais)

Pag: 114

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

On September 30, 2007, the Company’s market capitalization totaled R$ 285,333 million. The Petrobras System invested R$30,606 million in the third quarter, 35% up year-on-year, with an emphasis on the expansion of future oil and natural gas production in Brazil (R$ 14,295 million). In order to sustain production growth, in the next three months three major production systems will begin operations through platforms P-52, P-54 and FPSO-Cidade de Vitória adding a joint production capacity of 460 thousand barrels per day. There is also the project to expand natural gas production in the Peroá field, in Espírito Santo, to 8 million m3 per day.

• Petrobras posted a 3Q-2007 consolidated net income of R$ 5,528 million, 22% down year-on-year due to the foreign exchange losses variation on net dollar-denominated assets, reflecting the appreciation of the Real against the US dollar, lower provisions for interest on equity and expenses arising from the amendments to the pension plan regulations.

• Domestic oil and NGL production averaged 1,797 thousand barrels/day in the third quarter, 1% up on the 3Q-2006. The P-50, FPSO-Capixaba, P-34 and FPSO-Cidade do Rio de Janeiro platforms produced 1.480 more than last year, which was partially offset by the natural decline from mature fields and the occurrence of operational problems.

• Domestic production of oil products increased by 3% over the 3Q-2006, thanks to Refap’s new converters and the greater operational reliability of the refineries.

• Distribution Segment recorded record sales of 9.4 million m3 in the 3Q-2007, 12% up year-on-year.

• On September 21, 2007, the Board of Directors approved the advance payment to shareholders of R$ 2,194 million in the form of interest on equity. The first installment of this amount, already provisioned in the 2Q-2007, will be available to shareholders until January 31, 2008, and the second installment until March 31, 2008, based on shareholding positions on August 17 and October 5, 2007, respectively.

• The acquisition of R$ 2,909 million in long-term securities to set against the liabilities with Petros recognized in the balance sheet, reduced cash and cash equivalents by 20% over the June 30, 2007 figure.

• Value added by the Petrobras System totaled R$ 90,358 million, R$ 52,340 million of which went to government participations and federal, state, and municipal taxes; R$ 10,084 million to suppliers and financial institutions for financial charges, rent and charters; R$ 17,914 million to shareholders; and R$ 10,020 million to salaries, bonuses and benefits.

Pag: 115

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net Income and Consolidated Economic Indicators

Petrobras posted a consolidated year-to-date net income of R$16,459 million, 21% lower than in the first nine months of 2006.

R$ million
	Third Quarter				Jan-Sep
2Q-2007	2007	2006	Δ %		2007	2006	Δ %

53.633	56.572	55.846	1	Gross Operating Revenues	160.332	152.247	5
41.798	44.469	43.363	3	Net Operating Revenues	125.161	117.198	7
11.535	10.272	10.303	0	Operating Profit (1)	30.389	33.580	(10)
(1.056)	(1.077)	(674)	60	Financial Result	(3.083)	(1.260)	145
6.800	5.528	7.085	(22)	Net Income	16.459	20.719	(21)
1,55	1,26	1,61	(22)	Net Income per Share	3,75	4,72	(21)
244.659	285.333	190.144	50	Market Value (Parent Company)	285.333	190.144	50

41	39	37	2	Gross Margin (%)	40	42	(2)
28	23	24	(1)	Operating Margin (%)	24	29	(5)
16	12	16	(4)	Net Margin (%)	13	18	(5)
14.190	13.061	12.912	1	EBITDA – R$ million(2)	38.243	40.639	(6)

				Financial and Economic Indicators
68,76	74,87	69,49	8	Brent (US$/bbl)	67,13	66,96	0
1,9831	1,9179	2,1710	(12)	US Dollar Average Price - Sale (R$)	2,0024	2,1831	(8)
1,9262	1,8389	2,1742	(15)	US Dollar Last Price - Sale (R$)	1,8389	2,1742	(15)

(1)	Operating income before financial result, equity balance and taxes.
(2)	Operating income before financial result, equity balance and depreciation/amortization

R$ million
	Third Quarter				Jan-Sep
2Q-2007	2007	2006	Δ %		2007	2006	Δ %
10.376	8.993	9.684	(7)	Operating Income as per Brazilian Corporate Law	26.917	32.067	(16)
1.056	1.077	674	60	(-) Financial Result	3.083	1.260	145
103	202	(55)	(467)	(-) Equity Income Result	389	253	54

11.535	10.272	10.303	-	Operating Profit	30.389	33.580	(10)
2.655	2.789	2.609	7	Depreciation / Amortization	7.854	7.059	11

14.190	13.061	12.912	1	EBITDA	38.243	40.639	(6)

34	29	30	(3)	EBITDA Margin (%)	31	35	(11)

Pag: 116

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The year-on-year reduction in 9M-2007 consolidated net income reflected the expenses related to the Petros Plan regulation amendments and the impact of the appreciation of the Real on export prices and net dollar-denominated assets. These and other factors are listed below:

• A R$ 700 million growth in gross profit:

Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market: - effect of volumes sold	1.809	(959)	850
- effect of prices	(197)	-	(197)
. Intl. Market: - effect of export volumes	3.975	(1.744)	2.231
- effect of export price	(2.521)	-	(2.521)
. Increase in expenses: (*)	-	(385)	(385)
. Extraordinary items: - adjustment to special participations (1)	-	426	426
- expenses with re-injected gas(2)	-	408	408
. Increase in profitability of Distribution Segment	404	(113)	291
. Increase in operations of commercialization abroad	1.260	(1.047)	213
. Decrease in international sales	6.293	(6.306)	(13)
. FX effect on controlled companies abroad	(2.497)	2.031	(466)
. Others	(563)	426	(137)

	7.963	(7.263)	700

(*) Expenses Composition:	Value
- domestic government take	2.138
- third-party services	413
- transportation: maritime and pipelines (3)	(163)
- non-oil products, including alcohol	(330)
- salaries, benefits and charges	(383)
- materials, services and depreciation	(808)
- import of gas, crude oil and oil products(4)	(1.252)

.	(385)

(1)	New ANP interpretation of the deductibility of project finance expenses related to the Marlim field when calculating 2006 special participations.
(2)	Adjustment, in 2006, of expenses from gas produced and reinjected in reservoirs in the Solimões, Campos and Espírito Santo Basin.
(3	Expenditures on cabotage, terminals and pipelines.
(4)	CIF values.

Pag: 117

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

• An increase in the following expenses:

•Selling expenses (R$ 252 million) to meet increased export volume (R$ 158 million) and operations abroad (R$ 104 million), R$ 74 million of which in off-shore operations, offset by the reduction in distribution expenditure (R$ 74 million);

• General and administrative expenses (R$ 791 million) from personnel in Brazil (R$ 265 million) and abroad (R$ 72 million); greater expenditure on third-party services (R$ 242 million), especially IT and consulting services; and new companies abroad (R$ 43 million);

• Exploration costs (R$ 280 million), related to higher expenditure in Brazil (R$ 84 million) and abroad (R$ 362 million) and the monetary restatement of provisions for abandonment (R$ 49 million), offset by the reduction in the write-off of dry wells in the US and Bolivia in 2007 (R$ 211 million);

• R& D (R$ 109 million), most of which went to projects in ANP-accredited universities and institutes (R$ 59 million) and personnel (R$ 43 million);

• The Pension and Health Plan (R$ 598 million), due to the amendments to the Petros Plan regulations;

•Other operating expenses (R$ 1,817 million), especially from the amendments to the Petros Plan (R$ 1,051 million) and the Collective Bargaining Agreements (R$ 287 million); contractual charges related to natural gas and electricity supply (R$ 263 million); and the addition to the provisions for legal contingencies (R$ 125 million), offset by the recovery of ICMS tax credits (R$ 101 million), pursuant to the agreement with the Ceará State Finance Department.

• A negative impact of R$ 1,823 million on the net financial result, due to:

• The appreciation of the Real and the increase in dollar credit exposure, especially in operations between Petrobras and its overseas subsidiaries (R$ 2,566 million);

•Part of this impact was offset by the reduction in financial expenses (R$ 742 million), reflecting the restructuring of the debt profile and increased financing for ongoing projects, resulting in higher interest capitalization.

• Recognition of exchange losses from the conversion of foreign subsidiaries’ shareholders equity (R$ 137 million), reflected in the Special Participations result.

Pag: 118

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net income for the 3Q-2007 totaled R$ 5,528 million,19% down on the R$ 6,800 million declared in the 2Q-2007, due to the expenses related to the Petros Plan regulation amendments and oil product imports. These and other factors are listed below:

• R$ 104 million reduction in gross profit:

CHANGES 3Q-2007 X 2Q-2007
MAIN INFLUENCES

	R$ million

Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market: - effect of volumes sold	1.123	(709)	414
- effect of prices	473	-	473
. Intl. Market: - effect of export volumes	626	(294)	332
- effect of export price	372	-	372
. Increase in expenses: (*)	-	(1.281)	(1.281)
. Increase in profitability of Distribution Segment	216	(138)	78
. Decrease in operations of commercialization abroad	654	(1.001)	(347)
. Decrease in international sales	169	(434)	(265)
. FX effect on controlled companies abroad	(888)	1.198	310
. Others	(74)	(116)	(190)

	2.671	(2.775)	(104)

(*) Expenses Composition:	Value

- materials, services and depreciation	457
- third-party services	133

- salaries, benefits and charges	85
- transportation: maritime and pipelines (1)	(5)
- domestic government take	(65)

- non-oil products, including alcohol	(80)

- import of gas, crude oil and oil products(2)	(1.806)

(1.281)

(1)	Expenditures on cabotage, terminals and pipelines.
(2)	CIF value.

• Growth in operating expenses, due to:

•Selling expenses (R$ 192 million) thanks to higher sales volume;

• The Pension and Health Plan (R$ 695 million) due to the commitments related to the Reciprocal Obligation Agreement (R$ 697 million).

Pag: 119

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Physical Indicators

	Third Quarter				Jan-Sep
2Q-2007	2007	2006	Δ %		2007	2006	Δ %
Exploration & Production - Thousand bpd/day
				Domestic Production
1.789	1.797	1.779	1	Oil and LNG	1.796	1.763	2
269	271	276	(2)	Natural Gas (1)	271	276	(2)
2.058	2.068	2.055	1	Total	2.067	2.039	1
				Consolidated - International Production
117	111	124	(10)	Oil and LNG	113	135	(16)
112	114	105	9	Natural Gas (1)	110	100	10
229	225	229	(2)	Total	223	235	(5)
16	16	17		Non Consolidated - Internacional Production (2)	16	11

245	241	246	(2)	Total International Production	239	246	(3)

2.303	2.309	2.301	-	Total production	2.306	2.285	1

(1)Does not include liquified gas and includes re-injected gas
(2)Non consolidated companies in Venezuela.
Refining, Transport and Supply - Thousand bpd
410	412	373	10	Crude oil imports	387	357	8
159	201	137	47	Oil products imports	153	114	34

569	613	510	20	Import of crude oil and oil products	540	471	15

321	392	355	10	Crude oil exports	364	295	23
271	278	221	26	Oil products exports	265	257	3

592	670	576	16	Export of crude oil and oil products (3)	629	552	14

23	57	66	(14)	Net exports (imports) crude oil and oil products	89	81	10

157	180	170	6	Import of gas and others	161	156	3
3	8(3)	6	33	Other exports	4(3)	5	(20)
2.074	2.027	1.849	10	Output of oil products	2.046	1.888	8
1.796	1.806	1.753	3	• Brazil	1.794	1.786	-
278(4)	221	96	130	• International	252	102	147
2.227	2.167	2.115	2	Primary Processed Installed Capacity	2.167	2.115	2
1.986	1.986	1.986	-	• Brazil(5)	1.986	1.986	-
241(4)	181	129	40	• International	181	129	40
				Use of Installed Capacity (%)
89	91	89	2	• Brazil	90	90	-
85(4)	93	74	19	• International	85	79	6
78	78	79	(1)	Domestic crude as % of total feedstock processed	78	80	(2)

(3) Volumes of oil and oil products exports include ongoing exports.
(4) Change due to the consolidation of the Bolivia refinery data, through 06/25/07 (the sale date).
(5) As per ownership recognized by the ANP.
Sales Volume - Thousand bpd
1.709	1.765	1.726	2	Total Oil Products	1.706	1.669	2
51	63	55	15	Alcohol, Nitrogens and others	57	43	33
234	258	250	3	Natural Gas	239	240	-

1.994	2.086	2.031	3	Total domestic market	2.002	1.952	3
595	676	582	16	Exports	632	557	13
619	592	509	16	International Sales	622	468	33

1.214	1.268	1.091	16	Total international market	1.254	1.025	22

3.208	3.354	3.122	7	Total	3.256	2.977	9

Pag: 120

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Price and Cost Indicators

	Third Quarter				Jan-Sep
2Q-2007	2007	2006	Δ%		2007	2006	Δ%
Average Oil Products Realization Prices
155,44	155,97	157,31	(1)	Domestic Market (R$/bbl)	154,21	155,27	(1)

Average sales price - US$ per bbl
				Brazil
57,04	64,42	58,69	10	Crude Oil (US$/bbl) (6)	56,52	56,88	(1)
36,16	36,98	15,70	136	Natural Gas (US$/bbl) (7)	35,25	15,62	126
				International
46,92(8)	54,12	48,29	12	Crude Oil (US$/bbl)	47,59	44,32	7
16,82(8)	16,06	13,72	17	Natural Gas (US$/bbl)	15,76	12,55	26

(6) Average of the exports and the internal transfer prices from E&P to Supply.
(7) Internal transfer prices from E&P to Gas & Energy. The increase in the 1Q07 due to new methodology that takes in consideration the international natural gas prices as of the variables.
(8) Revision of the volumes in Bolivia derived from the new operation agreements.

Costs - US$/barrel
				Lifting cost:
				• Brazil
7,33	7,65	6,64	15	•• without government participation	7,40	6,36	16
17,95	20,13	18,08	11	•• with government participation (9)	18,12	17,66	3
4,19	4,20	3,11	35	• International	4,10	3,05	34
				Refining cost
2,69	2,55	2,48	3	• Brazil (10)	2,59	2,15	20
2,83(4)	3,34	1,57	113	•International	2,83	1,49	90
552	647	493	31	Corporate Overhead (US$ million) Parent Company (10)	1.729	1.339	29

Costs - US$/barrel
				Lifting cost
				• Brazil
14,45	14,66	14,26	3	•• without government participation	14,77	13,76	7
35,03	37,92	39,60	(4)	•• with government participation (9)	35,71	38,33	(7)
				Refining cost
5,31	4,91	5,39	(9)	• Brazil (10)	5,19	4,70	10

(9) Lifting costs with government take had its historical data adjusted, as already informed at the 4Q06 Report.
(10) The company, in order to achieve higher indicators aderence to it managilial and operational models, revised the definitions of these indicators, recalculating previous period, as already informed at the 4Q06 Report.

Pag: 121

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Exploration and Production – thousand barrels/day

Year-to-date domestic oil and NGL production increased by 2% (33 thousand barrels/day) over the 9M-2006 due to the operational start-up of the platforms P-50 (East Albacora), FPSO-Capixaba (Golfinho), P-34 (Jubarte), and FPSO-Cidade do Rio de Janeiro (Espadarte) which jointly added around 200 thousand barrels/day, more than offsetting the natural decline in production.

Third-quarter domestic oil and NGL production remained virtually flat over the 2Q-2007.

Pag: 122

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Year-to-date consolidated international oil production fell 16% over the 9M-2006, due to the exclusion of Venezuelan output as of April/06.

Third-quarter consolidated international oil output dropped 5% over the 2Q-2007, due to storm-driven production stoppages in the United States.

Pag: 123

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Refining, Transportation and Supply – thousand barrels/day

The year-to-date volume of processed crude in domestic refineries (primary processing) edged up by 1% over the 9M-2006. Despite the higher number of programmed stoppages in the refineries, the new Refap converters, which started up in the 3Q-2006, allowed this volume to move up. The refineries were also more operationally reliable.

Domestic processed crude in the 3Q-2007 also inched up by 1% over the previous quarter, chiefly due to the lower number of scheduled maintenance stoppages.

In the first nine months, processed crude in the overseas refineries (primary processing) jumped by 93% year-on-year, due to the inclusion of the Pasadena refinery (USA) as of October/06 and the upturn in Argentinean refining capacity, offset by the sale of the Bolivian refineries in June/07.

In relation to the previous quarter, total processed throughput in the overseas refineries dropped by 18%, thanks to the above-mentioned sale of the Bolivian refineries.

Pag: 124

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Costs

Lifting Cost (US$/barrel)

The year-to-date unit lifting cost in Brazil, excluding government participations, increased by 16% in relation to the first nine months of 2006. Excluding the impact of the appreciation of the Real, the unit lifting cost climbed by 10%, pushed by higher operating expenses due to the heating up of the industry and the increase in the workforce needed to operate new projects.

In comparison with the 2Q-2007, the third-quarter unit domestic lifting cost, excluding government participations, climbed by 4%. Excluding the effects of the period appreciation of the Real, the unit lifting cost would have increased by 2%, mainly due to greater use of services and support vessels related to well maintenance.

Pag: 125

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Including government participations, the year-to-date lifting cost recorded a 3% year-on-year increase. Excluding the impact of the appreciation of the Real, the unit lifting cost dipped by 0.4% .

Including government participations, the domestic unit lifting cost in the third quarter rose by 12% over the 2Q-2007, due to the upturn in the domestic oil reference price.

Pag: 126

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The year-to-date international unit lifting cost climbed 34% over the 9M-2006, due to higher oil industry costs, the return to normal operations, which had been jeopardized by the partial production stoppage in 2006; the operational start-up of the Cottonwood field in February/07, with its greater average costs; and maintenance services and the recovery of mature wells in Angola.

Compared to the 2Q-2007, the third-quarter international unit lifting cost remained virtually flat.

Pag: 127

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Refining Costs (US$/Barrel)

Domestic unit refining costs moved up 20% year-on-year in the first nine months of 2007 due to increased operating expenses, linked to higher quality products, plus environmental and market demands, as well as the increased number of scheduled maintenance stoppages. Excluding the impact of the appreciation of the Real on Real-denominated refining costs, these costs would have climbed by 12%.

In the third quarter, the domestic unit refining cost fell 5% over the 2Q-2007, reflecting the reduction in programmed stoppages and the increase in processed crude.

Average unit international refining costs climbed 90% year-on-year in the first nine months, due to the inclusion of the Pasadena refinery (USA).

Pag: 128

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

In quarter-over-quarter terms, average unit international refining costs increased by 18% in the 3Q-2007 due to scheduled and unscheduled stoppages in the USA and the sale of the Bolivian refineries.

Corporate Overhead – Parent Company (US$ million)

In comparison with the same period in 2006, year-to-date corporate overhead climbed by 29%. If we exclude the impact of the appreciation of the Real, overhead rose by 18%. This increase reflected the growth in the Company’s activities, reflected in higher personnel costs, due to the bigger workforce, as well as expenses from third-party services.

Pag: 129

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

In the third quarter, corporate overhead grew by 17% over the 2Q-2007, primarily due to higher expenses from personnel and materials, as well as the impact of the 3Q-2007 appreciation of the Real.

Sales Volume – thousand barrels/day

Domestic sales volume in the first nine months moved up 3% year-on-year, led by diesel, LPG, aviation fuel and fuel oil, reflecting population growth, higher earnings among the less favored income groups, increased demand from the manufacturing industry and the expansion of tourism, in turn leveraged by the appreciation of the Real against the dollar.

Export volume rose by 13%, thanks to increased production and the reduced share of domestic crude oil in total processed throughput.

International sales volume climbed by 33% due to the inclusion of the PRSI Trading and the Pasadena refinery, as of October/06, the distributors acquired from Shell in Paraguay, Uruguay and Colombia, and offshore operations, all of which aimed at capturing opportunities abroad. This was partially offset by the elimination of operations in Venezuela and the sale of the Bolivian refinery.

Third-quarter oil product sales moved up 3% year-on-year, led by diesel whose sales were pushed by the upturn in agricultural activity.

Natural gas sales increased 10% over the 2Q-2007, due to higher consumption of gas as an industrial fuel, replacing fuel oil.

Period exports climbed by 14%, due to the shipment of national oil stocks, some of which formed in the 2Q-2007, due to the difficulty in processing new streams of oil with higher acidity.

Pag: 130

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Result by Business Area R$ million (1) (3)
	Third Quarter				Jan-Sep
2Q-2007	2007	2006	D%		2007	2006	D%

6.416	7.256	6.425	13	EXPLORATION & PRODUCTION	18.756	20.098	(7)
2.231	1.264	1.000	26	SUPPLY	5.631	4.632	22
(215)	(364)	(582)	(37)	GAS AND ENERGY	(895)	(882)	1
215	269	160	68	DISTRIBUTION	673	455	48
235	(58)	106	(155)	INTERNATIONAL (2)	(83)	597	(114)
(1.745)	(2.462)	(359)	586	CORPORATE	(6.798)	(3.343)	(103)
(337)	(377)	335	(213)	ELIMINATIONS	(825)	(838)	(2)

6.800	5.528	7.085	(22)	CONSOLIDATED NET INCOME	16.459	20.719	(21)

(1) Comments on the results by business area begin on page 16 and their respective financial statements on page 26.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

(3) Expenses from the creation of new jobs by Petrobras are now allocated in accordance with each employee’s area of activity and are no longer allocated in their entirety to corporate administrative expenses. In order to facilitate comparisons between the periods, we have adapted the previous financial statements to the new criteria.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

Pag: 131

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Year-to-date net income from Exploration and Production totaled R$ 18,756 million, 7% down on the first nine months of 2006 (R$ 20,098 million), due to the following factors:

• The R$ 1,576 million reduction in gross profit, due to the decline in average domestic oil prices in Reais due to the appreciation of the Real against the US dollar, partially offset by the 2% upturn in oil and NGL output, the reduction in government participations and higher average transfer prices for natural gas;

• Expenses of R$ 220 million, comprising financial incentives to pension plan participants in exchange for accepting the amendments to the plan’s regulations.

The spread between the average domestic oil sale/transfer price and the average Brent widened from US$ 10.08/bbl in the first nine months of 2006, to US$ 10.61/bbl in the 9M-2007.

In comparison with the previous quarter, 3Q-2007 net income moved up 13% due to higher average domestic oil prices and the 2% increase in the volume of oil and NGL transferred to the domestic and export markets.

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$ 11.72/bbl in the 2Q-2007 to US$ 10.45/bbl in the 3Q-2007.

Pag: 132

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The Supply segment recorded year-to-date net income of R$ 5,631 million, 22% up on the R$ 4,632 million recorded in the first nine months of 2006, reflecting increased sales volume and the reduction in average costs in Reais associated with oil acquisitions and oil product imports, due to the 8% appreciation of the Real against the dollar.

These effects were partially offset by the following factors:

• The 1% reduction in the average oil products sale price.

• Increased oil products import volume;

• Higher refining costs;

• Higher selling and general and administrative expenses, chiefly due to the upturn in sales volume, and increased personnel and third-party service expenses.

In comparison with the 2Q-2007, third-quarter net income fell by 43%, pulled down by increased expenditure on oil acquisitions and oil product imports, given higher international oil prices and the greater volume of diesel needed to meet growing domestic demand. These effects were partially offset by the upturn in oil product sales volume, the increase in the average oil product sale price and the sale, in the 3Q-2007, of inventories acquired at a lower cost.

Pag: 133

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gas and Energy recorded a year-to-date loss of R$ 895 million, very close to the R$ 882 million loss recorded in the first nine months of last year). The improvement in the energy sales margin due to the lower electricity acquisition cost and energy exports to Argentina, was offset by the increase in the average domestic natural gas transfer cost, the reduction in gas sales volume and the rise in the inter-company gas pipeline operation and maintenance fee, as well as the payment of contractual charges related to gas and electricity supply (R$ 263 million).

The 3Q-2007 result was a net loss of R$ 364 million (versus a loss of R$ 215 million in the 2Q-2007), due to:

• The payment of contractual charges related to gas and electricity supply (R$ 263 million);

• The increase in the inter-company gas pipeline operation and maintenance fee.

These effects were partially offset by higher electricity sales margins due to energy exports to Argentina, the increase in the average sales price and volume of natural gas.

Pag: 134

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The Distribution segment posted a year-to-date net income of R$ 673 million, 48% more than the R$ 455 million declared in the 9M-2006, pushed by the 12% upturn in sales volume and the reduction in selling expenses.

The segment recorded a 34.5% share of the national fuel distribution market (in line with the new criterion which reviewed the volume of the ethanol market) versus 31.9% in the first nine months of 2006 (33.1% according to the previous criterion).

In the third quarter, net income moved up 25% over the 2Q-2007 due to the 9% upturn in sales volume, partially offset by the increase in selling expenses.

The segment’s period share of the fuel distribution market increased from 34.2%, in the 2Q-2007, to 35.2% .

Pag: 135

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The International segment recorded a year-to-date loss of R$ 83 million, versus a 9M-2006 net income of R$ 597 million.

This reversal was caused by:

• The R$ 460 million decrease in gross profit due to the impact of the 15% appreciation of the Real against the US dollar on the financial statement currency conversion process;

• The R$ 161 million increase in prospecting and drilling expenses due to heightened activity in Turkey, Angola, Iran, the United States, Libya and Venezuela, attenuated by reduced write-offs of dry wells.

• The R$ 142 million increase in selling and general and administrative expenses, due to the expansion of international operations, corporate acquisitions, the constitution of new firms and other ongoing projects.

These effects were partially offset by capital gains of R$ 88 million from the sale of the Bolivian refineries and the Hydroneuquen plant in Pesa-Argentina.

Pag: 136

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The International segment posted a 3Q-2007 net loss of R$ 58 million, versus net income of R$ 235 million in the 2Q-2007. This reversal was due to i) reduced results from the USA, thanks to lower sales volume and narrower refining margins (R$ 213 million) and the decrease in the E&P segment (R$ 43 million) due to production stoppages caused by storms and pipeline maintenance; and ii) capital gains from the sale of the Bolivian refineries (R$ 68 million).

These effects were partially offset by the R$ 78 million reduction in exploratory costs in Nigeria and Turkey.

Year-to-date Corporate activities generated a loss of R$ 6,798 million, versus a loss of R$ 3,343 million in the 9M-2006, as a result of:

• Expenses of R$ 642 million from the financial incentive to pension plan participants in exchange for their acceptance of the amended plan

• The R$ 1,823 million increase in net financial expenses, as detailed on page 6

Pag: 137

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

• The R$ 598 million upturn in expenses from the pension and health plan due to the amendments to the Petros Plan regulations;

• The R$ 418 million increase in general and administrative expenses resulting from higher third-party services and personnel expenses, the latter due to the expansion of the workforce in 2006 and the collective bargaining agreement

In the 3Q-2007, Corporate activities generated a loss of R$ 2,462 million, versus a loss of R$ 1,745 million in the previous quarter, due to the increase of R$ 695 million in expenses from the pension and health plan due to the amendments to the Petros Plan regulations.

Pag: 138

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Debt

	R$ million

	09.30.2007	06.30.2007	D%
Short-term Debt (1)	10.519	10.720	(2)
Long-term Debt (1)	28.230	29.100	(3)

Total	38.749	39.820	(3)
Net Debt (2)	24.533	21.966	12
Net Debt/(Net Debt + Shareholder's Equity) (1)	18%	17%	1
Total Net Liabilities (1) (3)	204.511	195.012	5
Capital Structure
(third parties net / total liabilities net)	46%	45%	1

(1)	Includes debt from leasing contracts (R$ 1.632 million on September 30, 2007 and R$ 1,980 million on June 30, 2007).
(2)	Total debt less cash and cash equivalents.
(3)	Total liabilities net of cash/financial investments

The net debt of the Petrobras System R$ 24,533 million on September 30, 2007, 12% up on June 30, 2007 (R$ 21,966 million), chiefly due to the reduction in cash investments in long-term securities (R$ 2,909 million).

The level of indebtedness, measured by the net debt/EBITDA ratio increased from 0.44, on June 30, 2007, to 0.48 on September 30, 2007. The portion of the capital structure represented by third parties was 46%, 1 percentage point up on June 30, 2007.

Pag: 139

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Pag: 140

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds or by structuring ventures with strategic partners. On September 30, 2007, total investments amounted to R$ 30.606 million, 35% up on the total on September 30, 2006.

R$ million
	Jan-Sep
	2007	%	2006	%	Δ %
• Own Investments	26.060	85	20.264	90	29

Exploration & Production	14.295	47	11.404	51	25
Supply	4.607	15	2.800	13	65
Gas and Energy	1.057	3	1.203	5	(12)
International	4.867	16	3.923	17	24
Distribution	702	2	477	2	47
Corporate	532	2	457	2	16

• Special Purpose Companies (SPCs)	4.205	14	2.072	9	103

• Ventures under Negotiation	341	1	300	1	14

• Structured Projects	-	-	1	-	-

Total Investments	30.606	100	22.637	100	35

R$ million
	Jan-Sep
	2007	%	2006	%	Δ %
International
Exploration & Production	4.330	89	2.355	60	84
Supply	295	6	1.043	27	(72)
Gas and Energy	85	2	59	1	44
Distribution	40	1	38	1	5
Others	117	2	428	11	(73)

Total Investments	4.867	100	3.923	100	24

R$ million
	Jan-Sep
	2007	%	2006	%	Δ %
Projects Developed by SPCs
Malhas	699	17	424	20	65
Gasene	969	23	459	22	-
Marlim Leste	766	18	682	33	12
PDET Off Shore	555	13	65	3	754
CDMPI	455	11	104	5	-
Mexilhão	387	9	3	-	-
Amazônia	374	9	248	12	51
Barracuda and Caratinga	-	-	57	3	-

EVM	-	-	30	2	-

Total Investments	4.205	100	2.072	100	103

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 85 consortiums. These ventures will require total investments of around US 7,751 million by the end of the current year.

Pag: 141

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1. Petroleum and Alcohol Accounts – National Treasury

In order to settle the accounts with the federal government, in accordance with Provisional Measure No. 2181 of August 24, 2001, Petrobras has already submitted all the information required by the National Treasury (STN) and is in discussion with the latter institution in order to reconcile the differences between the parties.

On September 30, 2007 the account balance of R$ 796 million (R$ 793 million on June 30, 2007) may be paid by the federal government through the issuance of National Treasury bonds, in an amount equal to the final settlement amount or with other amounts that Petrobras may owe to the federal government, including those related to taxes, or through a combination of these options.

2. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 38,477 million.

R$ million
Third Quarter					Jan-Sep

2Q-2007	2007	2006	Δ %		2007	2006	Δ %

Economic Contribution - Country
4.484	4.864	4.736	3	Value Added Tax (ICMS)	13.480	13.284	1
1.973	1.976	2.023	(2)	CIDE (1)	5.802	5.800	-
2.974	3.066	3.096	(1)	PASEP/COFINS	8.789	8.723	1
3.005	2.545	2.040	25	Income Tax & Social Contribution	8.442	9.524	(11)
658	650	594	9	Other	1.964	1.669	18

13.094	13.101	12.489	5	Subtotal Country	38.477	39.000	(1)

824	959	1.059	(9)	Economic Contribution - Foreign	2.671	2.903	(8)

13.918	14.060	13.548	4	Total	41.148	41.903	(2)

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE.

Pag: 142

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

3. Government Participations

R$ million
Third Quarter					Jan-Sep

2Q-2007	2007	2006	Δ %		2007	2006	Δ %

				Country
1.778	1.985	2.049	(3)	Royalties	5.392	5.789	(7)
1.647	1.955	2.219	(12)	Special Participation	5.111	6.365	(20)
28	28	28	0	Surface Rental Fees	86	79	9

3.453	3.968	4.296	(8)	Subtotal Country	10.589	12.233	(13)

186	117	363	(68)	Foreign	603	890	(32)

3.639	4.085	4.659	(12)	Total	11.192	13.123	(15)

Third-quarter government participations in the country increased by 15% over the 2Q-2007, due to the 10% increase in the reference price for local oil, which averaged R$ 118.83 (US$ 62.08) in the 3Q-2007, versus R$ 108.12 (US$ 56.81) in the previous three months, reflecting the average Brent price on the international market, associated with higher Marlim Field productivity, increasing the royalties and special participation levels.

Year-to-date government participations in the country fell by 13% over the 9M-2006, due to the 9% decrease in the reference price for local oil, which averaged R$ 108.38 (US$ 54.43), versus R$ 119.56 (US$ 54.77) in the same period in 2006, reflecting the average Brent price on the international market, associated with the reduction in the tax rate, especially in the Marlim field, due to the natural decline in production.

4. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result
• According to PETROBRAS information as of 09.30.2007	112.897	16.860
• Profit in the sales of products in affiliated inventories	(399)	(399)
• Reversal of profits on inventory in previous years	-	362
• Capitalized interest	(913)	(222)
• Absorption of negative net worth in affiliated companies *	(99)	(82)
• Other eliminations	(665)	(60)

• According to consolidated information as of 09.30.2007	110.821	16.459

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on September 30, 2007, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

Pag: 143

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

5. Performance of Petrobras Shares and ADRs

Nominal Change
Third Quarter				Jan-Sep

2Q-2007	2007	2006		2007	2006

13,61%	17,90%	-6,30%	Petrobras ON	27,18%	9,81%
11,92%	14,64%	-6,00%	Petrobras PN	18,88%	9,08%
21,87%	24,52%	-6,14%	ADR- Level III - ON	46,62%	17,62%
19,40%	21,30%	-6,26%	ADR- Level III - PN	39,50%	16,27%
18,75%	11,17%	-0,49%	IBOVESPA	35,96%	8,95%
8,53%	3,63%	4,74%	DOW JONES	11,49%	8,97%
7,50%	3,77%	3,97%	NASDAQ	11,85%	2,41%

Petrobras’ shares had a book value of R$ 25.73 per share on September 30, 2007.

6. Acquisition of Suzano Petroquímica

On August 3, 2007, PETROBRAS entered into a Share Purchase Agreement to acquire all the capital stock of Suzano Petroquímica S.A. held directly or indirectly by its controlling shareholders.

As a result of the direct and indirect sale of a controlling interest in Suzano Petroquímica, in accordance with article 254-A of Law 6.404/76, CVM Instruction 361 and the Regulations of the BOVESPA’s Level II of Corporate Governance, PETROBRAS will hold a public tender offer for the acquisition of the common and preferred shares held by the minority shareholders of Suzano Petroquímica (tag along offer), and, jointly, a public tender offer for the delisting of Suzano Petroquímica (delisting offer).

The total price for the acquisition of 100% of Suzano Petroquímica’s capital stock is estimated at R$ 2.7 billion, subject to a reduction of up to 7% due to adjustments arising from the due diligence process and procedures that will occur until the finalization of the transaction, scheduled for November 30, 2007.

An Extraordinary Meeting of PETROBRAS Shareholders on October 29, 2007, approved the ratification of the Share Purchase Agreement for the acquisition of a controlling interest in Suzano Petroquímica, and nominated the bank ABN as the specialized firm to draw up an evaluation report of the transaction, pursuant to article 256 of Law 6.404/76.

The transaction was presented to the Brazilian fair trading authorities (the CADE – Administrative Council for Economic Defense; the SDE – Secretariat for Economic Rights; and the SEAE – Secretariat for Economic Monitoring) within the deadline and under the conditions established by the prevailing legislation. The process is already in the CADE’s instruction phase.

Pag: 144

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

7. Foreign Exchange Exposure

The Petrobras System’s foreign exchange exposure is measured according to the following table:

Assets	R$ million
	09.30.2007	06.30.2007

Current Assets	18.653	19.418

Cash and Cash Equivalents	7.499	7.857
Other Current Assets	11.154	11.561

Non-current Assets	31.241	31.332

Long-term Assets	4.574	4.403
Investments	1.316	1.223
Property, plant and equipment	22.521	22.699
Intangible	2.318	2.444
Deferred	512	563

Total Assets	49.894	50.750

Liabilities	R$ million

	09.30.2007	06.30.2007

Current Liabilities	14.040	15.410

Short-term Debt	5.739	6.652
Suppliers	5.667	6.058
Other Current Liabilities	2.634	2.700

Long-term Liabilities	20.743	21.610

Long-term Debt	19.785	20.721
Other Long-term Liabilities	958	889

Total Liabilities	34.783	37.020

Net Assets (Liabilities) in Reais	15.111	13.730

(+) Investment Funds - Exchange	97	168

(-) FINAME Loans - dollar-indexed reais	398	409

Net Assets (Liabilities) in Reais	14.810	13.489

Net Assets (Liabilities) in Dollar	8.054	7.003

Exchange rate (*)	1,8389	1,9262

(*) US dollars are converted into Reais at the dollar sell price at the close of the period.

Pag: 145

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 – ITEM	01
02 - ISSUANCE ORDER NUMBER	1
03 - CVM REGISTRATION NUMBER
04 - DATE OF REGISTRATION WITH CVM
05 - DEBENTURE SERIES ISSUED	1
06 – ISSUE TYPE	SIMPLE
07 – NATURE OF ISSUE	PRIVATE
08 - ISSUE DATE	02/15/1998
09 - DUE DATE	02/15/2015
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	2,5% above TJLP
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	10.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	430.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	43.000
16 - DEBENTURES IN CIRCULATION (UNITS)	43.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	02/15/2008

Pag: 146

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	02
02 - ISSUANCE ORDER NUMBER	2
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04 - DATE OF REGISTRATION WITH CVM	08/30/2002
05 - DEBENTURE SERIES ISSUED	1
06 – ISSUE TYPE	SIMPLE
07 – NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	08/01/2002
09 - DUE DATE	08/01/2012
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 11% per annum
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16 - DEBENTURES IN CIRCULATION (UNITS)	750.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	07/31/2008

Pag: 147

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 – ITEM	03
02 - ISSUANCE ORDER NUMBER	3
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037
04 - DATE OF REGISTRATION WITH CVM	10/31/2002
05 - DEBENTURE SERIES ISSUED	1
06 – ISSUE TYPE	SIMPLE
07 – NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	10/04/2002
09 - DUE DATE	10/01/2010
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 10,3% per annum
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	775.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	775.000
16 - DEBENTURES IN CIRCULATION (UNITS)	775.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	09/30/2008

Pag: 148

(A free translation of the original Quarterly Information in Portuguese prepared in accordance with accounting practices adopted in Brazil)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMISSION (CVM)
ITR – QUARTERLY INFORMATIONS	Corporation Law
COMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	As of - 09/30/2007

00951-2 PETRÓLEO BRASILEIRO S.A - PETROBRAS	33.000.167/0001-01

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

STATEMENT OF VALUE ADDED

	R$ THOUSAND

	CONSOLIDATED				PARENT COMPANY

	09.30.2007		09.30.2006		09.30.2007		09.30.2006

Sales of products and services and
non-operating income (*)	161.767.788		153.097.954		124.821.274		121.173.771

Consumed raw material	(19.575.489)		(17.889.168)		(10.460.603)		(10.397.817)
Cost of products and services sold	(27.050.469)		(21.776.782)		(9.150.896)		(7.194.963)
Energy, third party services and other
operating expenses	(18.615.081)		(15.437.650)		(15.827.523)		(13.348.237)

GROSS VALUE ADDED	96.526.749		97.994.354		(89.382.252)		90.232.754

Depreciation and amortization	(7.854.179)		(7.058.821)		(4.121.573)		(3.572.690)
Equity pickup	(401.617)		(226.114)		297.429		571.027
Financial income/monetary and
foreign exchange variations	1.690.291		1.855.810		1.738.311		1.659.523
Goodwill/discount - amortization	11.767		(27.118)		8.675		7.917
Rental and royalties	385.015		416.838		300.996		293.460

TOTAL VALUE ADDED AVAILABLE
FOR DISTRIBUTION	90.358.026		92.954.949		87.606.090		89.191.991

DISTRIBUTION OF VALUE ADDED	90.358.026	100%	92.954.949	100%	87.606.090	100%	89.191.991	100%

Personnel	10.019.757	11%	7.610.338	9%	8.192.751	9%	5.933.805	7%

Salaries, benefits and charges	10.019.757	11%	7.610.338	9%	8.192.751	9%	5.933.805	7%
Government entities	52.340.372	58%	55.025.603	59%	51.563.057	59%	53.850.516	60%

Taxes, charges and contributions	40.646.786	45%	42.443.801	46%	40.529.468	46%	42.008.296	47%
Deferred income/social contribution
taxes	501.882	1%	(541.144)	-1%	444.445	1%	(391.170)	-1%
Government participations	11.191.704	12%	13.122.946	14%	10.589.134	12%	12.223.390	14%

Financial institutions and suppliers	10.083.678	11%	8.349.072	9%	10.990.387	13%	8.581.752	10%

Interest, monetary and exchange
variations	4.773.078	5%	3.115.396	3%	4.186.504	5%	1.775.843	2%
Leasing and charter expenses	5.310.600	6%	5.233.676	6%	6.803.883	8%	6.805.909	8%

Shareholders:	17.914.219	20%	21.969.936	23%	16.859.895	19%	20.825.918	23%

Interest on capital and dividends	4.387.038	5%	4.387.038	5%	4.387.038	5%	4.387.038	5%
Minority interest	1.454.967	2%	1.250.876	1%	0	0%	0	0%
Retained earnings	12.072.214	13%	16.332.022	17%	12.472.857	14%	16.438.880	18%
(*) Includes allowance for doubtful debts.

Pag: 149

(A free translation of the original Quarterly Information in Portuguese prepared in accordance with accounting practices adopted in Brazil)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMISSION (CVM)
ITR – QUARTERLY INFORMATIONS	Corporation Law
COMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	As of - 09/30/2007

00951-2 PETRÓLEO BRASILEIRO S.A - PETROBRAS	33.000.167/0001-01

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

STATEMENT OF CASH FLOW

	R$ THOUSAND

	CONSOLIDATED		PARENT COMPANY

	09.30.2007	09.30.2006	09.30.2007	09.30.2006

Net Income for the Period	16.459.253	20.719.061	16.859.895	20.825.918

(+) Adjustments	11.098.050	10.161.635	10.226.622	6.511.015

Depreciation and amortization	7.854.179	7.058.821	4.121.573	3.572.690
Petroleum and alcohol accounts	(10.399)	(12.602)	(10.399)	(12.602)
Operation with supply of petroleum and oil products –
foreign			3.225.414	3.551.594
Financial charges, related parties and
projects financings	(1.574.928)	337.007	3.051.342	404.268
Minority interest	1.454.967	1.250.876
Equity pickup	389.850	253.270	(306.104)	(578.944)
Net book value of fixed assets written off	481.931	1.180.483	42.758	182.721
Deferred income tax and social contribution	501.883	(541.146)	444.455	(98.279)
Exchange variation on fixed assets	5.477.314	2.570.590
Change in inventories	(1.342.052)	(2.984.967)	(847.530)	(3.169.502)
Change in accounts receivable from third and related
parties	1.289.093	(404.643)	238.951	592.892
Change in marketable securities	(2.983.976)	555.641	(3.104.141)	(399)
Change in suppliers to third and related parties	(143.473)	1.935.730	1.822.731	(599.497)
Change in taxes and contributions	206.098	655.922	(315.946)	361.137
Change in projects financings			139.158	(130.481)
Change in pension and healthcare plans	2.238.423	1.829.679	2.064.657	1.694.922
Change in other assets and liabilities	(2.740.860)	(3.523.026)	(340.297)	740.495

(=) Cash Generated by Operating Activities	27.557.303	30.880.696	27.086.517	27.336.933

(-) Cash Used in Investment Activities	(28.332.654)	(20.997.819)	(16.728.886)	(12.201.962)

Investment in exploration, production and gas	(15.057.481)	(12.113.926)	(10.541.133)	(8.568.382)
Investment in refining and transportation	(5.236.233)	(2.904.218)	(4.731.247)	(2.214.806)
Investment in gas and energy	(3.184.553)	(1.094.611)	(1.357.630)	(1.126.097)
Investment in distribution	(356.261)	(400.942)
Investment in international segment	(3.911.196)	(3.737.129)	(22.390)	(9.622)
Other investments	(670.081)	(824.672)	(504.282)	(581.493)
Dividends received	83.151	77.679	832.271	922.354
Ventures under negotiation			(404.475)	(623.916)

(=) Net Cash Flow	(775.351)	9.882.877	10.357.631	15.134.971
(-) Cash Used in Financing Activities	(12.837.328)	(8.781.263)	(23.266.165)	(15.065.047)
Intercompany loans and financing activities, net	(5.364.543)	(2.031.155)	(15.793.380)	(8.314.939)

Dividends paid to shareholders	(7.472.785)	(6.750.108)	(7.472.785)	(6.750.108)

(=) Cash Generated (Used) in the Period	(13.612.679)	1.101.614	(12.908.534)	69.924

At Beginning of the Period	27.829.105	23.417.040	20.098.892	17.481.555
At End of the Period	14.216.426	24.518.654	7.190.358	17.551.479

Pag: 150

(A free translation of the original Quarterly Information in Portuguese prepared in accordance with accounting practices adopted in Brazil)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMISSION (CVM)
ITR – QUARTERLY INFORMATIONS	Corporation Law
COMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	As of - 09/30/2007

00951-2 PETRÓLEO BRASILEIRO S.A - PETROBRAS	33.000.167/0001-01

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

CONSOLIDATED SEGMENT INFORMATION AS OF SEPTEMBER 30, 2007

Consolidated Assets by Operating Segment - 09.30.2007

	R$ THOUSANDS

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

ASSETS	84.924.041	48.196.291	25.740.070	8.832.371	23.388.360	35.913.831	(9.899.998)	217.094.966

CURRENT ASSETS	7.104.818	21.886.030	4.298.248	4.601.400	4.834.909	20.830.509	(9.454.556)	54.101.358

Cash and cash equivalents						14.216.426		14.216.426
Other current assets	7.104.818	21.886.030	4.298.248	4.601.400	4.834.909	6.614.083	(9.454.556)	39.884.932
NON-CURRENT ASSETS	77.819.223	26.310.261	21.441.822	4.230.971	18.553.451	15.083.322	(445.442)	162.993.608

Long-term assets	4.214.760	1.272.694	2.037.331	1.117.243	1.288.783	11.935.838	(427.348)	21.439.301
Property, plant and equipment	70.683.886	23.311.980	18.363.361	2.727.291	12.314.251	1.851.162	(18.094)	129.233.837
Other non-current assets	2.920.577	1.725.587	1.041.130	386.437	4.950.417	1.296.322	-	12.320.470

Consolidated Statement of Income by Operating Segment - Jan - Sep 2007

	R$ THOUSANDS

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net Operating Revenues	57.719.537	97.369.805	7.251.408	32.758.539	14.151.299		(84.089.841)	125.160.747

Intersegment	53.838.676	26.558.981	1.685.564	550.313	1.456.307		(84.089.841)	-
Third parties	3.880.861	70.810.824	5.565.844	32.208.226	12.694.992			125.160.747
Cost of Goods Sold	(25.340.798)	(85.000.148)	(6.419.827)	(29.655.520)	(11.709.705)		82.681.571	(75.444.427)

Gross Profit	32.378.739	12.369.657	831.581	3.103.019	2.441.594		(1.408.270)	49.716.320
Operating Expenses	(2.863.759)	(3.921.835)	(1.733.078)	(2.058.320)	(1.868.527)	(7.039.700)	158.078	(19.327.141)
Selling, General & Administrative	(472.677)	(3.026.030)	(744.588)	(1.772.295)	(1.051.948)	(2.179.750)	156.621	(9.090.667)
Taxes	(31.160)	(110.496)	(74.583)	(131.752)	(101.660)	(501.354)	-	(951.005)
Prospecting & Drilling	(826.077)				(673.252)		-	(1.499.329)
Research & Development	(606.494)	(231.364)	(132.809)	(8.608)	(2.572)	(238.648)	-	(1.220.495)
Healthy and Pension Plan						(2.052.141)	-	(2.052.141)

Other Operating Expenses	(927.351)	(553.945)	(781.098)	(145.665)	(39.095)	(2.067.807)	1.457	(4.513.504)

Operating Income (Loss)	29.514.980	8.447.822	(901.497)	1.044.699	573.067	(7.039.700)	(1.250.192)	30.389.179
Financial Expenses. net			-	-		(3.082.787)	-	(3.082.787)

Equity Pick-up	433	82.448	28.563	(12.011)	(19.408)	(469.875)	-	(389.850)
Non-operating income (expenses)	(191.517)	2.383	1.543	(6.718)	84.367	22.185	-	(87.757)

Income/(Loss) before taxes
and minority interests	29.323.896	8.532.653	(871.391)	1.025.970	638.026	(10.570.177)	(1.250.192)	26.828.785
Income tax and social contribution	(9.969.977)	(2.873.070)	305.985	(352.914)	(411.313)	3.961.653	425.071	(8.914.565)
Minority Interests	(597.671)	(28.176)	(329.552)		(309.605)	(189.963)	-	(1.454.967)

Net Income (Loss)	18.756.248	5.631.407	(894.958)	673.056	(82.892)	(6.798.487)	(825.121)	16.459.253

Pag: 151

(A free translation of the original Quarterly Information in Portuguese prepared in accordance with accounting practices adopted in Brazil)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMISSION (CVM)
ITR – QUARTERLY INFORMATIONS	Corporation Law
COMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	As of - 09/30/2007

00951-2 PETRÓLEO BRASILEIRO S.A - PETROBRAS	33.000.167/0001-01

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

Consolidated results – International Business Area – Jan – Sep 2007

	R$ THOUSANDS INTERNATIONAL

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORP.	ELIMIN.	TOTAL
			ENERGIA
INTERNATIONAL

ASSETS (09.30.2007)	17.065.928	4.472.100	4.159.978	783.354	3.771.314	(6.864.314)	23.388.360

INCOME STATEMENT
Net Operating Revenues	3.489.517	9.354.230	1.491.540	2.661.538	24.812	(2.870.338)	14.151.299

Intersegment	1.989.219	2.047.953	266.384	23.089		(2.870.338)	1.456.307

Third parties	1.500.298	7.306.277	1.225.156	2.638.449	24.781		12.694.961

Operating Profit (Loss)	476.427	221.734	377.458	(71.097)	(429.260)	(1.495)	573.767

Net Income (Loss)	(74.219)	156.552	261.053	(52.256)	(372.527)	(1.495)	(82.892)

Statement of Other Operating Income (Expenses) – Jan – Sep 2007

	R$ THOUSANDS

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB. INTERN.	CORP.	ELIMIN.	TOTAL

Petros Plan Repactuation Costs	(219.741)	(129.428)	(11.437)	(40.034) (7.832)	(642.481)		(1.050.953)
Cultural projects and institutional
relations	(56.742)	(46.808)		(39.059)	(679.540)		(822.149)
Operational expenses with
thermoelectric			(394.229)				(394.229)
Safety, environment and health
expenses	(12.588)	(86.742)	(2.659)	(10.735)	(216.058)		(328.782)
Collective Labor Agreement	(114.329)	(55.394)	(10.211)	(7.603)	(99.180)		(286.717)
Contractual Fines			(263.638)				(263.638)
Losses and contingencies on judicial
process	(141.569)	(41.329)	(166)	(57.412) (10.988)	(10.742)		(262.206)

Unscheduled stoppages – plant and
equipment	(22.995)	(74.395)					(97.390)
Hedge gains (losses)		(78.509)					(78.509)

Contractual losses on transportation
services (Ship or Pay)				(68.199)			(68.199)

Others	(359.387)	(41.340)	(98.758)	(9.160) 66.262	(419.806)	1.457	(860.732)

	(927.351)	(553.945)	(781.098)	(145.665) (39.095)	(2.067.807)	1.457	(4.513.504)

Pag: 152

(A free translation of the original Quarterly Information in Portuguese prepared in accordance with accounting practices adopted in Brazil)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMISSION (CVM)
ITR – QUARTERLY INFORMATIONS	Corporation Law
COMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	As of - 09/30/2007

00951-2 PETRÓLEO BRASILEIRO S.A - PETROBRAS	33.000.167/0001-01

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

PETROBRAS SHAREHOLDERS’ BREAKDOWN

	Composition of Stock		Composition of Stock
Stockholders	Capital (12/31/2006)		Capital (09/30/2007)

	Shares	%	Shares	%

Common Shares	2.536.673.672	100,0	2.536.673.672	100,0

Federal Union	1.413.258.228	55,7	1.413.258.228	55,7
BNDESPar	47.246.164	1,9	47.246.164	1,9
ADR Level 3	684.488.756	27,0	706.474.246	27,9
FMP - FGTS PETROBRAS	111.122.616	4,4	106.224.514	4,2
Foreigner (Resolution no 2.689 C.M.N.)	73.044.091	2,9	71.365.612	2,8
Other transfer agents (*)	207.513.817	8,1	192.104.908	7,5

Preferred Shares	1.850.364.698	100,0	1.850.364.698	100,0

BNDESPar	287.023.667	15,5	287.023.667	15,5
ADR Level 3 and Rule 144-A	676.900.544	36,6	718.486.968	38,8
Foreigner (Resolution no 2689 C.M.N.)	291.682.789	15,8	264.475.012	14,3
Other transfer agents (*)	594.757.698	32,1	580.379.051	31,4

Capital	4.387.038.370	100,0	4.387.038.370	100,0

Federal Union	1.413.258.228	32,2	1.413.258.228	32,2
BNDESPar	334.269.831	7,6	334.269.831	7,6
ADR (Common Shares)	684.488.756	15,6	706.474.246	16,1
ADR (Preferred Shares)	676.900.544	15,4	718.486.968	16,4
FMP - FGTS PETROBRAS	111.122.616	2,5	106.224.514	2,4
Foreigner (Resolution no 2689 C.M.N.)	364.726.880	8,3	335.840.624	7,7
Other transfer agents (*)	802.271.515	18,4	772.483.959	17,6

(*) Includes Bovespa custody and other entities

Pag: 153

(A free translation of the original Quarterly Information in Portuguese prepared in accordance with accounting practices adopted in Brazil)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMISSION (CVM)
ITR – QUARTERLY INFORMATIONS	Corporation Law
COMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	As of - 09/30/2007

00951-2 PETRÓLEO BRASILEIRO S.A - PETROBRAS	33.000.167/0001-01

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

Pag: 154

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.